As submitted confidentially to the Securities and Exchange Commission on September 29, 2014. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Hortonworks, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	7372	37-1634325
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3460 W. Bayshore Road

Palo Alto, California 94303

408.916.4121

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Robert Bearden

Chief Executive Officer

Hortonworks, Inc.

3460 W. Bayshore Road

Palo Alto, California 94303

408.916.4121

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Craig M. Schmitz, Esq. Richard A. Kline, Esq. Bradley C. Weber, Esq. Goodwin Procter LLP 135 Commonwealth Drive Menlo Park, California 94025 650.752.3100	David M. Howard, Esq. Vice President, Legal Hortonworks, Inc. 3460 W. Bayshore Road Palo Alto, California 94303 650.388.9775	John L. Savva, Esq. Sullivan & Cromwell LLP 1870 Embarcadero Road Palo Alto, California 94303 650.461.5600

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, $0.0001 par value per share	$	$

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of additional shares that the underwriters have the option to purchase.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated September 29, 2014.

            Shares

Hortonworks, Inc.

Common Stock

This is an initial public offering of shares of common stock of Hortonworks, Inc. All of the            shares of common stock are being sold by the company.

Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $            and $            . Hortonworks intends to list the common stock on the            under the symbol “HDP.”

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, and, as such, we may elect to comply with certain reduced public company reporting requirements in future reports after the completion of this offering.

See “Risk Factors” on page 12 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to Hortonworks	$	$

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

To the extent that the underwriters sell more than            shares of common stock, the underwriters have the option to purchase up to an additional            shares from Hortonworks at the initial price to the public less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on                     , 2014.

Goldman, Sachs & Co.

Prospectus dated                     , 2014.

Hortonworks®

Enable a Modern Data Architecture

Neither we nor any of the underwriters have authorized anyone to provide any information or to make any representations other than as contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and provide no assurance as to the reliability of, any information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

i

PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, the terms “Hortonworks,” “the company,” “we,” “us” and “our” in this prospectus refer to Hortonworks, Inc. and its consolidated subsidiaries.

Overview

Our mission is to establish Hadoop as the foundational technology of the modern enterprise data architecture.

We seek to advance the market adoption of Hadoop and provide enterprises with a new data management solution that enables them to harness the power of big data to transform their businesses through more effective and efficient management of their valuable data assets. A Hadoop cluster combines commodity servers with local storage and an open source software distribution to create a reliable distributed compute and storage platform for large data sets scalable up to petabytes, or PBs, with thousands of servers or nodes.

Our solution is an enterprise-grade data management platform built on a unique distribution of Apache Hadoop and powered by YARN, the next generation computing and resource management framework. We continuously drive innovation in the Apache community with a mission to further Hadoop’s development for enterprises of all types and sizes. Our platform deeply integrates with key data center technologies to support best-of-breed data architectures and enables our customers to collect, store, process and analyze increasing amounts of existing and new data types in a way that augments rather than replaces their existing data center infrastructure.

We employ a differentiated approach in that we are committed to serving the Apache Software Foundation open source ecosystem and to sharing all of our product developments with the open source community. We support the community for open source Hadoop, and employ a large number of core committers to the various Enterprise Grade Hadoop projects. We believe that keeping our business model free from architecture design conflicts that could limit the ultimate success of our customers in leveraging the benefits of Hadoop at scale is a significant competitive advantage. We are recognized as a leader in Hadoop by Forrester Research based on the strengths of our current offering and our strategy.

We were founded in 2011, and during 2012 we launched our Enterprise Grade Hadoop platform, the Hortonworks Data Platform for which we provide support subscriptions and professional services. As of June 30, 2014, we had 196 support subscription customers (which we generally define as an entity with an active support subscription) and 291 total customers, including professional services customers, across a broad array of company sizes and industries. We have entered into contracts to establish strategic relationships with Hewlett-Packard Company, Microsoft Corporation, Rackspace Hosting, Inc., Red Hat, Inc., SAP AG, Teradata Corporation and Yahoo! Inc. focused on tightly integrated development, marketing and support strategies to maximize the success of our solutions. Consistent with our open source approach, we generally make the Hortonworks Data Platform available free of charge and derive the predominant amount of our revenue from customer fees from support subscription offerings and professional services.

We have achieved significant growth in recent periods. For the years ended April 30, 2012 and 2013, our revenue was $1.6 million and $11.0 million, respectively. Effective May 1, 2013, we changed our fiscal year end from April 30 to December 31. For the eight months ended December 31, 2012 and 2013, our revenue was $4.8 million and $17.9 million, respectively. For the six months ended June 30, 2013 and 2014, our revenue was $9.8 million and $20.6 million, respectively. For the twelve months ended June 30, 2014, our revenue was $34.9 million. We experienced net losses of $11.5 million and $36.6 million for the years ended April 30, 2012 and 2013, respectively, $19.7 million and $46.2 million for the eight months ended December 31, 2012 and 2013, respectively, $33.0 million and $47.2 million for the six months ended June 30, 2013 and 2014, respectively, and $77.4 million for the twelve months ended June 30, 2014.

Industry Background

Major technology innovations such as social media, mobile and cloud computing, new web-based applications, such as Software-as-a-Service, or SaaS, and the Internet of Things, in which devices with sensors and actuators transmit increasing amounts of data automatically, have created an always-on, constantly connected society that is putting increasing pressure on enterprise data center infrastructure. The increase in volume, velocity and variety of data is creating significant challenges to enterprise data management resources and is disrupting the way enterprises design their data infrastructure.

Enterprises are not only inundated with increasing amounts of data but also struggle with managing more types of data that are less easily managed by traditional data center architectures. Historically, enterprises focused primarily on managing data from dedicated and disparate data center systems and were able to utilize relational database management systems optimized for analyzing preselected, structured data stored within isolated silos.

The variety of data, including new unstructured data types such as clickstream data, geo-location data, sensor and machine data, sentiment data, server log data and other data generated by emails, documents and other file types, is fueling the exponential growth in the aggregate amount of data that has the potential to be captured and managed by the enterprise to drive business value. The higher volume, velocity and variety of context-rich data have historically not been captured, managed or analyzed by the enterprise.

As a result of the limitations of traditional data center architectures, enterprises are seeking new technologies to collect, store and access this data in a cost-effective manner, and to gain more actionable insight from their increasingly complex and growing data stores. Enterprises need to upgrade their data center architectures to enable themselves to bring large volumes of data under management and to process and analyze multiple types of data in innovative ways.

Hadoop was originally developed in the early 2000s. Partnering with the Apache Hadoop community, Yahoo! led major innovations in the technology to help tackle big data challenges and operate its business at scale. The traditional Hadoop offering (i.e., Hadoop Version 1.x) is largely a batch system that enables users to manage data at scale, but requires siloed computing clusters by application with pre-selected data sets, thus limiting accessibility, interoperability and overall value. Incremental attempts to improve traditional Hadoop focused on bolting on data warehousing and analytics functionality as well as basic levels of security and operations management. This innovation demonstrated the early promise of Hadoop in enabling enterprises to address their big data requirements, but traditional Hadoop still lacks the breadth of functionality and resiliency that would enable it to be deployed more broadly by enterprises in production use cases.

To improve on this early functionality, Hortonworks engineers created the initial architecture for YARN and developed the technology for it within the Apache Hadoop community, leading to the release of YARN in October 2013. This technology advancement transformed Hadoop (i.e., Hadoop Version 2.x) into a platform that allows for multiple ways of interacting with data, including interactive structured query language, or SQL, processing, real-time processing and online data processing, along with its traditional batch data processing. YARN eliminates the need to silo data sets and enables a single cluster to store a wide range of shared data sets on which mixed workloads can simultaneously process with predictable service levels. YARN is designed to serve as a common data operating system that enables the Hadoop ecosystem to natively integrate applications and leverage existing technologies and skills while extending consistent security, governance and operations across the platform. With these capabilities, YARN can facilitate mainstream Hadoop adoption by enterprises of all types and sizes for production use cases at scale.

Our Opportunity

Enterprises are facing an increasing need to adopt big data strategies that will help them modernize their data center architectures, control costs and transform their businesses to succeed in an increasingly digital world. Inherent in this shift is a move from the post-transaction, reactive analysis of subsets of data to a new model of pre-transaction, interactive insights across a comprehensive and integrated dataset. We believe that enterprises that successfully adopt a big data strategy will succeed, whereas enterprises that fail to implement a modern data architecture will struggle to sustain competitive advantages.

We believe that an enterprise-grade Hadoop solution must meet certain requirements to create and accelerate widespread market adoption and enable the modern data center architecture. We refer to this set of requirements as Enterprise Grade Hadoop, and believe they include:

•	capability to centrally manage new and existing data types;

•	ability to run multiple applications on a common data architecture;

•	high availability and enterprise-grade security, management and governance;

•	interoperability with new and existing data center infrastructure investments;

•	stability and dependability;

•	scalability and affordability;

•	predictive and real-time analytic capability; and

•	deployment flexibility.

We believe that only with a platform that addresses each of these needs will enterprises be able to transform their businesses by adopting a modern data architecture that solves their increasing data management requirements. Enterprise Grade Hadoop is fundamental to this architectural shift and can turn what was traditionally viewed as a cost center into a revenue generator by enabling new business applications that harness the power of big data. According to an industry source, the global Hadoop market spanning hardware, software and services is expected to grow from $2.0 billion in 2013 to $50.2 billion by 2020, representing a compound annual growth rate, or CAGR, of 58%.

Our Solution

We are a leading provider and distributor of an enterprise-grade Hadoop solution that is enabling a re-platforming of data center architectures to harness the power of big data for the enterprise. We provide support subscription offerings and related professional services around the Hortonworks Data Platform, which is our open source software distribution of Apache Hadoop. We developed the

Hortonworks Data Platform to address the limitations of traditional Hadoop. The Hortonworks Data Platform provides the following benefits:

•	Maximizes data access to drive business transformation. Our solution integrates all data types into “data lakes” that allow our customers to increase the scope and quality of their data management. Our solution breaks down traditional data silos and allows enterprises to store and process their data in native formats and enables the combination of multiple context-rich data types.

•	Common data operating system that powers big data applications. The Hortonworks Data Platform leverages the benefits of YARN to create a common data operating system that natively integrates with Hadoop. Our solution also enables new and existing applications to integrate seamlessly with Hadoop.

•	Purpose-built for the enterprise. We engineer and certify Apache Hadoop with a focus on extending traditional Hadoop with the robust capabilities required by the enterprise such as high availability, governance, security, provisioning, management and performance monitoring.

•	Rigorously tested and hardened for deployment at scale. Our strategic relationships with leading cloud scale companies enable us to test and harden our platform in the most demanding production environments, assuring high quality and resilient releases at scale. We deliver value to support subscription customers by reducing implementation risk, accelerating time-to-value and helping these customers scale more rapidly.

•	Enables best-of-breed data center architectures. We designed our data management platform to be fully open and integrate with new and existing investments in data center infrastructure. Our solution is designed to work with new big data technologies that are complementary to Hadoop.

•	Compelling return on investment. Our solution enables our customers to modernize their data architectures while leveraging existing investments and increased use of commodity hardware. For example, the annual cost of managing a raw terabyte, or TB, of data with our platform and commodity hardware can be 10 to 100 times less expensive than using high-end storage arrays.

•	Real-time, predictive and interactive analytics. Our solution enables our customers to move from post-transaction, reactive analysis of subsets of data stored in silos to a world of pre-transaction, interactive insights across all data with the potential to enhance competitive advantages and transform businesses.

•	Superior deployment flexibility. Our focus on deep integration with existing data center technologies enables the leaders in the data center to easily adapt and extend their platforms. We are differentiated in our ability to natively support deployments across Linux, Windows, hardware appliances and public and private cloud platforms.

We are committed to serving the Apache Software Foundation open source ecosystem and to sharing all of our product developments with the open source community. We support the community for open source Hadoop, and employ a large number of core committers to the various Enterprise Grade Hadoop projects. This commitment allows us to drive the innovation of Hadoop’s core open source technology, define a roadmap for the future, ensure predictable and reliable enterprise quality releases and provide comprehensive, enterprise-class support.

Our Strategy

We intend to grow our business by focusing on the following strategies:

•	continue to innovate and extend Hadoop’s enterprise data platform capabilities;

•	establish Hadoop as the industry standard for the modern enterprise data architecture and Hortonworks as the trusted Enterprise Grade Hadoop provider;

•	continue to support and foster growth in the Hadoop ecosystem;

•	focus on renewing and extending existing customer deployments;

•	grow our sales force directly and indirectly through our reseller and original equipment manufacturer, or OEM, partners;

•	grow our customer base across new vertical markets and geographies;

•	pursue selective acquisitions to further enhance and build out the critical components of the Hortonworks Data Platform; and

•	continue international expansion.

Risks Affecting Us

Our business is subject to numerous risks and uncertainties, including those highlighted in “Risk Factors” immediately following this prospectus summary. These risks include, but are not limited to, the following:

•	We have a history of losses, and we may not become profitable in the future.

•	We have a limited operating history, which makes it difficult to predict our future results of operations.

•	We do not have an adequate history with our support subscription offerings or pricing models to accurately predict the long-term rate of support subscription customer renewals or adoption, or the impact these renewals and adoption will have on our revenues or results of operations.

•	Because we derive substantially all of our revenues and cash flows from supporting the Hortonworks Data Platform and services and training related to it, failure of these offerings to satisfy customer requirements or to achieve increased market acceptance would harm our business, results of operations, financial condition and growth prospects.

•	Our success is highly dependent on our ability to penetrate the existing market for open source distributed data platforms as well as the growth and expansion of the market for open source distributed data platforms.

•	If we are unable to maintain successful relationships with our partners, our business, results of operations and financial condition could be harmed.

•	If we are unable to effectively compete, our business and operating results could be harmed.

•	The competitive position of the Hortonworks Data Platform depends in part on its ability to operate with third-party products and services, including those of our partners, and, if we are not successful in maintaining and expanding the compatibility of the Hortonworks Data Platform with such products and services, our business will suffer.

•	If open source software programmers, many of whom we do not employ, do not continue to develop and enhance open source technologies, we may be unable to develop new technologies, adequately enhance our existing technologies or meet customer requirements for innovation, quality and price.

•	Our subscription-based business model may encounter customer resistance or we may experience a decline in the demand for our offerings.

Corporate Information

We were incorporated in Delaware in April 2011. Our principal executive offices are located at 3460 W. Bayshore Road, Palo Alto, California 94303, and our telephone number is (408) 916-4121. Our website address is www.hortonworks.com. Information contained on or that can be accessed through our website does not constitute part of this prospectus and inclusions of our website address in this prospectus are inactive textual references only.

“Hortonworks” is our registered trademark in the United States and in certain other jurisdictions. “Hadoop” is a registered trademark of the Apache Software Foundation. Other trademarks and trade names referred to in this prospectus are the property of their respective owners.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements that are otherwise applicable generally to public companies. These provisions include:

•	a requirement to have only two years of audited financial statements and only two years of related management’s discussion and analysis;

•	an exemption from compliance with the auditor attestation requirement on the effectiveness of our internal control over financial reporting;

•	an exemption from compliance with any requirement that the Public Company Accounting Oversight Board may adopt regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure about our executive compensation arrangements; and

•	exemptions from the requirements to obtain a non-binding advisory vote on executive compensation or stockholder approval of any golden parachute arrangements.

We will remain an emerging growth company until the earliest to occur of: the last day of the fiscal year in which we have more than $1.0 billion in annual revenue; the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; the issuance, in any three-year period, by us of more than $1.0 billion in non-convertible debt securities; and the last day of the fiscal year ending after the fifth anniversary of this offering. We may choose to take advantage of some, but not all, of the available benefits under the JOBS Act. We are choosing to irrevocably “opt out” of the extended transition periods available under the JOBS Act for complying with new or revised accounting standards, but we intend to take advantage of the other exemptions discussed above. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

THE OFFERING

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Option to purchase additional shares from us	We have granted the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to an additional shares from us.

Use of proceeds	We estimate that the net proceeds from the sale of shares of our common stock that we are selling in this offering will be approximately $ million (or approximately $ million if the underwriters’ option to purchase additional shares in this offering is exercised in full), based upon an assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds of this offering for working capital or other general corporate purposes, including funding our growth strategies discussed in this prospectus. These uses include the expansion of our sales organization, international expansion, further development of the Hortonworks Data Platform and general and administrative matters. We may also use a portion of the net proceeds to acquire complementary businesses, products, services, technologies or other assets.

See “Use of Proceeds” for additional information.

Concentration of Ownership	Upon completion of this offering, our executive officers and directors, and their affiliates, will beneficially own, in the aggregate, approximately % of our outstanding shares of common stock.

Proposed trading symbol	“HDP”

The number of shares of our common stock that will be outstanding after this offering is based on 65,362,066 shares outstanding as of June 30, 2014, including the conversion into common stock of 39,796,377 shares of preferred stock upon the completion of this offering, and excludes:

•	17,725,341 shares of our common stock issuable upon the exercise of options to purchase common stock that were outstanding as of June 30, 2014, with a weighted average exercise price of $1.67 per share (which excludes 5,187,290 restricted shares issued under the 2011 Stock Option and Grant Plan);

•	10,408,425 shares of our common stock issuable upon the exercise of options to purchase common stock granted after June 30, 2014, with a weighted average exercise price of $7.10 per share;

•	shares of our common stock reserved for future issuance under our 2014 Stock Option and Incentive Plan, which will become effective upon completion of this offering, which contains provisions that automatically increase its share reserve each year and includes shares of common stock that were reserved under our 2011 Stock Option and Grant Plan;

•	5,000,000 shares of our common stock reserved for issuance under our 2014 Employee Stock Purchase Plan, which will become effective upon the completion of this offering and contains provisions that automatically increase its share reserve each year;

•	6,500,000 shares of our common stock issuable upon the exercise of a warrant to purchase shares of our Series A preferred stock outstanding as of June 30, 2014, with an exercise price of $0.005 per share that will be exercisable for common stock upon the completion of this offering;

•	952,736 shares of our common stock, subject to further adjustment in the event that we sell any additional shares of Series D preferred stock or warrants to purchase Series D preferred stock prior to the completion of this offering or other liquidation event, issuable upon the exercise of a warrant to purchase shares of our common stock with an exercise price of $4.23 per share (911,709 shares of common stock as of June 30, 2014 prior to giving effect to the 4,102,698 shares of Series D preferred stock issued after June 30, 2014); and

•	4,102,698 shares of our common stock that are issuable upon the conversion of 4,102,698 shares of our Series D preferred stock sold and issued after June 30, 2014.

Except as otherwise indicated, all information in this prospectus assumes:

•	the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 39,796,377 shares of our common stock, the conversion of which will occur upon the completion of this offering;

•	the filing and effectiveness of our amended and restated certificate of incorporation in Delaware and the adoption of our amended and restated bylaws, each of which will occur immediately prior to the completion of this offering; and

•	no exercise by the underwriters of their option to purchase up to an additional shares of our common stock from us in this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables summarize our historical financial data. Commencing with the fiscal year ended December 31, 2013, we changed our fiscal year end from April 30 to December 31. We have derived the summary consolidated statement of operations data for the years ended April 30, 2012 and 2013 and the eight months ended December 31, 2013 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the summary consolidated statement of operations data for the six months ended June 30, 2013 and 2014 and the eight months ended December 31, 2012 and the summary consolidated balance sheet data as of June 30, 2014 from our unaudited interim and comparative transition period consolidated financial statements included elsewhere in this prospectus. The unaudited interim and comparative transition period consolidated financial statements reflect, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for the fair presentation of the consolidated financial statements. Our historical results are not necessarily indicative of the results that may be expected in the future, and the results for the six months ended June 30, 2014 are not necessarily indicative of results to be expected for the full year or any other period. The following summary consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended April 30,		Eight Months Ended December 31,		Six Months Ended June 30,
	2012	2013	2012	2013	2013	2014
	(In thousands, except share and per share amounts)
Consolidated Statement of Operations Data:
Support subscription	$1,276	$7,739	$3,643	$11,415	$6,381	$11,054
Professional services	370	3,259	1,135	6,450	3,397	9,570

Total support subscription and professional services revenue(1)	1,646	10,998	4,778	17,865	9,778	20,624
Cost of revenue:
Cost of support subscription	421	5,071	2,880	3,720	3,293	1,364
Cost of professional services	974	5,862	3,053	9,990	4,924	11,101

Total cost of revenue(2)	1,395	10,933	5,933	13,710	8,217	12,465

Gross profit (loss)	251	65	(1,155)	4,155	1,561	8,159

Operating expenses:(2)
Sales and marketing	2,589	17,187	8,403	21,357	13,851	25,062
Research and development	6,881	12,070	6,768	14,621	8,596	16,159
General and administrative	2,384	7,598	3,487	14,368	12,143	10,609

Total operating expenses	11,854	36,855	18,658	50,346	34,590	51,830

Loss from operations	(11,603)	(36,790)	(19,813)	(46,191)	(33,029)	(43,671)
Interest and other income	84	215	159	152	88	176
Other expense	(1)	(52)	(49)	(129)	(26)	(4,965)

Loss before income tax expense (benefit)	(11,520)	(36,627)	(19,703)	(46,168)	(32,967)	(48,460)
Income tax expense (benefit)	1	11	8	45	16	(1,230)

Net loss	$(11,521)	$(36,638)	$(19,711)	$(46,213)	$(32,983)	$(47,230)

Net loss per share of common stock, basic and diluted(3)	$(37.15)	$(15.14)	$(8.48)	$(9.09)	$(12.32)	$(5.89)

Weighted average shares used in computing net loss per share of common stock, basic and diluted (unaudited)(3)	310,105	2,419,502	2,323,761	5,083,600	2,676,191	8,024,896

Pro forma net loss per share of common stock, basic and diluted (unaudited)(4)		$(1.34)		$(1.31)		$(1.07)

Weighted average shares used in computing pro forma net loss per share of common stock, basic and diluted (unaudited)(4)		27,302,310		35,278,181		44,103,908

(1)	Total support subscription and professional services revenue for the eight months ended December 31, 2013 and six months ended June 30, 2014 includes contra-revenue adjustments recognized for equity securities issued to an affiliate of AT&T, which is a customer, as follows:

	Eight Months Ended December 31,	Six Months Ended June 30,	Twelve Months Ended June 30,
	2013	2014	2014
Gross support and subscription and professional services revenue:
Support subscription	$11,782	$13,015	$22,463
Professional services	6,465	9,649	14,889

Total support subscription and professional services revenue	18,247	22,664	37,352
Contra-support subscription and professional services revenue
Support subscription	(367)	(1,961)	(2,328)
Professional services	(15)	(79)	(93)

Total contra-support subscription and professional services revenue	(382)	(2,040)	(2,421)
Net support subscription and professional services revenue:
Support subscription	11,415	11,054	20,135
Professional services	6,450	9,570	14,796

Total net support subscription and professional services revenue	$17,865	$20,624	$34,931

(2)	Stock-based compensation was allocated as follows:

	Year Ended April 30,		Eight Months Ended December 31,		Six Months Ended June 30,
	2012	2013	2012	2013	2013	2014
Cost of revenue	$14	$45	$44	$132	$37	$171
Research and development	140	244	140	468	163	569
Sales and marketing	18	234	110	321	155	435
General and administrative	150	239	122	406	217	2,418

Total stock-based compensation	$322	$762	$416	$1,327	$572	$3,593

(3)	See Note 11 to our consolidated financial statements for an explanation of the method used to calculate basic and diluted net loss per share attributable to common stockholders and the weighted average number of shares used in the computation of the per share amounts.
(4)	See Note 12 to our consolidated financial statements for an explanation of the method used to calculate pro forma basic and diluted net loss per share attributable to common stockholders and the weighted average number of shares used in the computation of the per share amounts.

	As of June 30, 2014
	Actual	Pro Forma(1)	Pro Forma as Adjusted(2)
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents and short-term investments	$79,120	$	$
Working capital	56,362
Property and equipment, net	1,817
Total assets	136,464
Deferred revenue and other long-term liabilities	39,409
Additional paid-in capital	11,759
Accumulated deficit	(141,602)
Total stockholders’ equity (deficit)	(129,883)

(1)	The pro forma column in the consolidated balance sheet data table above reflects the automatic conversion of all outstanding shares of our convertible preferred stock as of June 30, 2014 into an aggregate of 39,796,377 shares of our common stock which conversion will occur upon the completion of this offering, as if such conversion had occurred on June 30, 2014 and the vesting and exercisability of a warrant to purchase 6,500,000 shares of Series A preferred stock granted to Yahoo! which will be exercisable for common stock upon the completion of this offering. See “—Pro Forma Effect of the Yahoo! Preferred Stock Warrant.”
(2)	The pro forma as adjusted column in the consolidated balance sheet table above gives effect to the pro forma adjustments set forth in footnote 1 above and the sale and issuance by us of shares of our common stock in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information set forth above is illustrative only and does not take into consideration the impact of capitalized offering costs. We capitalized $ of our offering costs as of , 2014 in connection with the preparation of the registration statement of which this prospectus forms a part, of which $ remained unpaid as of , 2014.

The pro forma as adjusted information presented in the consolidated balance sheet data is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $        per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, each of our pro forma as adjusted cash and cash equivalents and short-term investments, working capital, total assets, additional paid-in capital and total stockholders’ equity (deficit) by approximately $        , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions. An increase or decrease by one million shares in the number of shares offered by us would increase or decrease, as applicable, the amount of our pro forma as adjusted cash and cash equivalents and short-term investments, working capital, total assets, additional paid-in capital and total stockholders’ equity (deficit) by approximately $        , assuming that the initial public offering price of $        per share, remains the same and after deducting estimated underwriting discounts and commissions.

Pro Forma Effect of the Yahoo! Preferred Stock Warrant

The pro forma data as of June 30, 2014 gives effect to the vesting and exercisability of a warrant upon consummation of this offering to purchase 6,500,000 shares of Series A preferred stock at an exercise price of $0.005 per share issued to Yahoo! Inc., a related party. Upon consummation of the offering, the warrant shall be exercisable for common stock and the fair value of the warrant will be recognized as a reduction in revenue up to the cumulative amount of revenue recognized to date from Yahoo!, which was approximately $3.0 million as of June 30, 2014, and any excess of such fair value over such cumulative revenue will be recognized in cost of sales, in the quarter in which the offering is consummated. The pro forma reduction in revenue and increase in cost of sales resulting from vesting of the warrant is estimated at $        million in the aggregate (comprised of $        million as a reduction in revenue and $        million as an increase in cost of sales), assuming that the offering had been consummated on June 30, 2014, based on an assumed initial public offering price of $        per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and has been reflected in the pro forma data as an increase of $        in additional paid-in capital and a net increase of $        million in accumulated deficit. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview.” The warrant will not have an impact on our revenue or expenses in periods subsequent to the period in which this offering is consummated.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, before making a decision to invest in our common stock. If any of the risks actually occur, our business, financial condition, results of operations and prospects could be harmed. In that event, the trading price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business

We have a history of losses, and we may not become profitable in the future.

We have incurred net losses in each year since our inception, including net losses of $11.5 million in the year ended April 30, 2012, $36.6 million in the year ended April 30, 2013 and $46.2 million in the eight months ended December 30, 2013. As a result, we had an accumulated deficit of $141.6 million at June 30, 2014. These losses and our accumulated deficit will be further increased as a result of the accounting for the Yahoo! preferred stock warrant described in “Prospectus Summary—Pro Forma Effect of the Yahoo! Preferred Stock Warrant.” Because the market for our solution is rapidly evolving and has not yet reached widespread adoption, it is difficult for us to predict our future results of operations. We may not achieve sufficient revenue to attain and maintain profitability. We expect our operating expenses to increase over the next several years as we hire additional personnel, particularly in sales and marketing, expand and improve the effectiveness of our distribution channels, and continue to invest in the development of the Hortonworks Data Platform. In addition, as we grow and as we become a newly public company, we will incur additional significant legal, accounting and other expenses that we did not incur as a private company. As a result of these increased expenses, we will have to generate and sustain increased revenue to be profitable in future periods. Any failure by us to sustain or increase profitability on a consistent basis could cause the value of our common stock to decline.

We have a limited operating history, which makes it difficult to predict our future results of operations.

We were incorporated in 2011 and introduced our first solution in 2012. As a result of our limited operating history, our ability to forecast our future results of operations is limited and subject to a number of uncertainties, including our ability to plan for and model future growth. Our historical revenue growth has been inconsistent, has benefited from transactions with related parties and should not be considered indicative of our future performance. Further, in future periods, our revenue growth could slow or our revenues could decline for a number of reasons, including slowing demand for our support subscription offerings and our professional services, increasing competition, a decrease in the growth of our overall market, or our failure, for any reason, to continue to capitalize on growth opportunities. We have also encountered and will encounter risks and uncertainties frequently experienced by growing companies in rapidly changing industries, such as the risks and uncertainties described herein. If our assumptions regarding these risks and uncertainties and our future revenue growth (each of which we use to plan our business) are incorrect or change, or if we do not address these risks successfully, our operating and financial results could differ materially from our expectations and our business could suffer.

We do not have an adequate history with our support subscription offerings or pricing models to accurately predict the long-term rate of support subscription customer renewals or adoption, or the impact these renewals and adoption will have on our revenues or results of operations.

We have limited experience with respect to determining the optimal prices for our support subscription offerings. As the market for open source distributed data platforms matures, or as new competitors introduce new products or services that compete with ours, we may be unable to attract new support subscription customers at the same price or based on the same pricing model as we have used historically. Moreover, large support subscription customers, which are the focus of our sales efforts, may demand greater price concessions. As a result, in the future we may be required to reduce our prices, which could harm our revenues, gross margins, financial position and cash flows. Furthermore, while the terms of our support subscription agreements limit the number of supported nodes or the size of supported data sets, such limitations may be improperly circumvented or otherwise bypassed by certain users.

We expect to derive a significant portion of our revenue from renewals of existing support subscription agreements. As a result, achieving a high renewal rate of our support subscription agreements will be critical to our business. Our support subscription customers have no obligation to renew their support subscriptions after the expiration of the initial subscription period, and may renew for fewer elements of our support subscription offerings or on different pricing terms. We have limited historical data with respect to rates of support subscription customer renewals, and to date, the majority of our support subscription agreements have not reached the end of their original term, so we cannot accurately predict support subscription customer renewal rates. Our support subscription customers’ renewal rates may decline or fluctuate as a result of a number of factors, including their dissatisfaction with our pricing or the Hortonworks Data Platform and their ability to continue their operations and spending levels. If our support subscription customers do not renew their support subscriptions on similar pricing terms, our revenues may decline and our business could suffer. In addition, over time the average term of our contracts could change based on renewal rates or for other reasons.

Because we derive substantially all of our revenues and cash flows from supporting the Hortonworks Data Platform and services and training related to it, failure of these offerings to satisfy customer requirements or to achieve increased market acceptance would harm our business, results of operations, financial condition and growth prospects.

We derive and expect to continue to derive substantially all of our revenues and cash flows from customer fees for support subscription offerings and professional services in support of the Hortonworks Data Platform. As such, the market acceptance of the Hortonworks Data Platform is critical to our continued success. Demand for the Hortonworks Data Platform is affected by a number of factors beyond our control, including market acceptance of open source distributed data platforms by referenceable accounts for existing and new use cases, the continued enhancement of the Hortonworks Data Platform to incorporate features and functionality desired by our support subscription customers, the timing of development and release of new products by our competitors, technological change and growth or contraction in our market. We expect the proliferation of unstructured data to lead to an increase in the data storage and processing demands of our customers, and the Hortonworks Data Platform may not be able to perform to meet those demands. If we are unable to continue to meet support subscription customer requirements or to achieve more widespread market acceptance of the Hortonworks Data Platform, our business, results of operations, financial condition and growth prospects will be harmed.

Our success is highly dependent on our ability to penetrate the existing market for open source distributed data platforms as well as the growth and expansion of the market for open source distributed data platforms.

The market for Hadoop and open source distributed data platforms is relatively new, rapidly evolving and unproven. Our future success will depend in large part on Hadoop’s ability to penetrate the existing market for open source distributed data platforms, as well as the continued growth and expansion of the market for open source distributed data platforms. It is difficult to predict support subscription customer adoption and renewal rates, support subscription customer demand for our offerings, the size, growth rate and expansion of these markets, the entry of competitive products or the success of existing competitive products. Our ability to penetrate the existing market and any expansion of the market depends on a number of factors, including the cost, performance and perceived value associated with our offerings, as well as support subscription customers’ willingness to adopt an alternative approach to data storage and processing. Furthermore, many potential support subscription customers have made significant investments in legacy data storage and processing software and may be unwilling to invest in new solutions. If the market for open source distributed data platforms fails to grow or expand or decreases in size, our business would be harmed.

If we are unable to maintain successful relationships with our partners, our business, results of operations and financial condition could be harmed.

In addition to our direct sales force and our website, we use strategic partners, such as distribution partners and resellers, to sell our support subscription offerings and our professional services. We expect that sales through partners will continue to grow as a proportion of our revenues for the foreseeable future.

Our agreements with our partners are generally non-exclusive, meaning our partners may offer customers the products and services of several different companies, including products and services that compete with ours, or may themselves be or become competitors. If our partners do not effectively market and sell our support subscription offerings and our professional services, choose to use greater efforts to market and sell their own products and services or those of our competitors, or fail to meet the needs of our customers, our ability to grow our business and sell our support subscription offerings and our professional services may be harmed. Our partners may cease marketing our support subscription offerings or professional services with limited or no notice and with little or no penalty. The loss of a substantial number of our partners, our possible inability to replace them, or the failure to recruit additional partners could harm our results of operations.

Our ability to achieve revenue growth in the future will depend in part on our success in maintaining successful relationships with our partners, and in helping our partners enhance their ability to independently sell our support subscription offerings and our professional services. If we are unable to maintain our relationships with these partners, or otherwise develop and expand our indirect distribution channel, our business, results of operations, financial condition or cash flows could be harmed.

If we are unable to effectively compete, our business and operating results could be harmed.

We face substantial competition from Hadoop distribution vendors such as Cloudera and MapR Technologies, as well as enterprise software and infrastructure vendors that offer Hadoop distributions such as IBM Corporation, Oracle Corporation and Pivotal Software, Inc. Further, other established system providers not currently focused on Hadoop, including traditional data warehouse solution providers such as Teradata Corporation, SAP SE and EMC Corporation, or open source distributed data platform providers, including non-relational NoSQL database providers such as MongoDB Inc. and DataStax, Inc., may expand their products and services to compete with us. Additionally, some potential customers may elect to implement and support Hadoop deployments internally. Some of the companies that compete with us, or that may compete with us in the future, have greater name recognition, substantially greater financial, technical, marketing and other resources, the ability to devote greater resources to the promotion, sale and support of their solutions, more extensive customer bases and broader customer relationships and longer operating histories than we have.

We expect competition to increase as other companies continue to evolve their offerings and as new companies enter our market. Increased competition is likely to result in pricing pressures on our support subscription offerings and our professional services, which could negatively impact our gross margins. If we are unable to effectively compete, our revenue could decline and our business, operating results and financial condition could be adversely affected.

The competitive position of the Hortonworks Data Platform depends in part on its ability to operate with third-party products and services, including those of our partners, and, if we are not successful in maintaining and expanding the compatibility of the Hortonworks Data Platform with such products and services, our business will suffer.

The competitive position of the Hortonworks Data Platform depends in part on its ability to operate with products and services of third parties, including software companies that offer applications designed for various business intelligence applications, software services and infrastructure, and it must be continuously modified and enhanced to adapt to changes in hardware, software, networking, browser and database technologies. In the future, one or more technology companies, whether our partners or otherwise, may choose not to support the operation of their software, software services and infrastructure with the Hortonworks Data Platform, or the Hortonworks Data Platform may not support the capabilities needed to operate with such software, software services and infrastructure. In addition, to the extent that a third party were to develop software or services that compete with ours, that provider may choose not to support the Hortonworks Data Platform. We intend to facilitate the compatibility of the Hortonworks Data Platform with various third-party software, software services and infrastructure offerings by maintaining and expanding our business and technical relationships. If we are not successful in achieving this goal, our business, financial condition and results of operations may suffer.

If open source software programmers, many of whom we do not employ, do not continue to develop and enhance open source technologies, we may be unable to develop new technologies, adequately enhance our existing technologies or meet customer requirements for innovation, quality and price.

We rely to a significant degree on a number of independent open source software programmers, or Hadoop committers and contributors, to develop and enhance Apache Hadoop and its related technologies. Additionally, members of the corresponding Apache Software Foundation Project Management Committees, many of whom are not employed by us, are primarily responsible for the oversight and evolution of the codebases of Hadoop and its related technologies. If the Hadoop committers and contributors fail to adequately further develop and enhance open source technologies, or if the Project Management Committees fail to oversee and guide the evolution of Hadoop-related technologies in the manner that we believe is appropriate to maximize the market potential of our offerings, then we would have to rely on other parties, or we would need to expend additional resources, to develop and enhance our offerings. We cannot predict whether further developments and enhancements to these technologies would be available from reliable alternative sources. In either event, our development expenses could be increased and our technology release and upgrade schedules could be delayed. Delays in developing, completing or delivering new or enhanced offerings could cause our offerings to be less competitive, impair customer acceptance of our offerings and result in delayed or reduced revenue for our offerings.

Our subscription-based business model may encounter customer resistance or we may experience a decline in the demand for our offerings.

We provide our support subscription offerings under annual or multi-year subscriptions. A support subscription generally entitles a support subscription customer to a specified scope of support, as well as security updates, fixes, functionality enhancements and upgrades to the technology and new versions of the software, if and when available, and compatibility with an ecosystem of certified hardware and software applications. We may encounter support subscription customer resistance to this distribution model or support subscription customers may fail to honor the terms of our support subscription agreements. To the extent we are unsuccessful in promoting or defending this distribution model, our business, financial condition, results of operations and cash flows could be harmed.

Demand for our offerings may fluctuate based on numerous factors, including the spending levels and growth of our current and prospective support subscription customers, and general economic conditions. In addition, our support subscription customers generally undertake a significant evaluation process that may result in a prolonged sales cycle. We spend substantial time, effort and money on our sales efforts, including developing and implementing appropriate go-to-market strategies and training our sales force and ecosystem partners in order to effectively market new solutions, without any assurance that our efforts will produce any sales. The purchase of our offerings may be discretionary and can involve significant expenditures. If our current and prospective support subscription customers cut costs, then they may significantly reduce their enterprise software expenditures.

As technologies and the markets for our offerings change, our subscription-based business model may no longer meet the needs of our support subscription customers. Consequently, we may need to develop new and appropriate marketing and pricing strategies for our solutions. If we are unable to adapt our business model to changes in the marketplace or if demand for our solutions declines, our business, financial condition, results of operations and cash flows could be harmed.

If we are unable to expand sales to existing customers, our growth could be slower than we expect and our business and results of operations may be harmed.

Our future growth depends in part upon expanding sales of our support subscription offerings and our professional services to our existing customers. If our existing customers do not purchase additional support subscription offerings and professional services, our revenues may grow more slowly than expected, may not grow at all or may decline. Additionally, increasing incremental sales to our current customer base requires increasingly sophisticated and costly sales efforts. There can be no assurance that our efforts will result in increased sales to existing customers and additional revenues. If our efforts to expand sales to our existing customers are not successful, our business and operating results would be harmed.

Revenue from our largest customers has accounted for a significant percentage of our revenues, and the loss of one or more of our significant customers would harm our business.

A significant portion of our revenue has been concentrated among a relatively small number of large customers. For example, Microsoft Corporation historically accounted for 55.3% of our total revenue for the year ended April 30, 2013, 37.8% of our total revenue for the eight months ended December 31, 2013 and 24.2% of our total revenue for the six months ended June 30, 2014. The revenue from our three largest customers as a group accounted for 71.0% of our total revenue for the year ended April 30, 2013, 50.5% of our total revenue for the eight months ended December 31, 2013 and 39.5% of our total revenue for the six months ended June 30, 2014. While we expect that the revenue from our largest customers will decrease over time as a percentage of our total revenue as we generate more revenue from other customers, we expect that revenue from a relatively small group of customers will continue to account for a significant portion of our revenue, at least in the near term. Our customer agreements generally do not contain long-term commitments from our customers, and our customers may be able to terminate their agreements with us prior to expiration of the term. For example, the current term of our agreement with Microsoft expires in July 2015, and automatically renews thereafter for two successive twelve-month periods unless terminated earlier. The agreement may be terminated by Microsoft prior to the end of its term. Accordingly, the agreement with Microsoft may not continue for any specific period of time.

We may not be able to continue our relationships with any of our largest customers on the same or more favorable terms in future periods or our relationships may not continue beyond the terms of our existing contracts with them. Our revenue and operating results would suffer if, among other things, any of our largest customers were to renegotiate, terminate, renew on less favorable terms or fail to renew their agreements with us.

Our future results of operations may fluctuate significantly, and our recent results of operations may not be a good indication of our future performance.

Our revenue and results of operations could vary significantly from period to period as a result of various factors, many of which are outside of our control. At the beginning of each quarter, we do not know the number of support subscriptions that we will enter into during the quarter. In addition, the contract value of our support subscriptions varies substantially among customers, and a single, large support subscription in a given period could distort our results of operations. Comparing our revenue and results of operations on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance.

We may not be able to accurately predict our future revenue or results of operations on a quarterly or longer-term basis. We base our current and future expense levels on our operating plans and sales forecasts, and our operating costs are expected to be relatively fixed in the short-term. As a result, we may not be able to reduce our costs sufficiently to compensate for an unexpected shortfall in revenue, and even a small shortfall in revenue in a quarter could harm our financial results for that quarter and cause our financial results to fall short of analyst expectations, which could cause the market price of our common stock to decline substantially.

In addition to other risk factors described in this “Risk Factors” section, factors that may cause our results of operations to fluctuate from quarter to quarter include:

•	the timing of new customer contracts for support subscription offerings and professional services, and the extent to which we earn additional revenue from existing customers as they expand their deployment of the Hortonworks Data Platform;

•	the renewal rates of our customers;

•	changes in the competitive dynamics of our market;

•	customers delaying purchasing decisions in anticipation of new software or software enhancements;

•	the timing of satisfying revenue recognition criteria and our ability to obtain vendor-specific objective evidence of fair value, or VSOE, for our support subscription offerings;

•	our ability to control costs, including our operating expenses;

•	the proportion of revenue attributable to larger transactions as opposed to smaller transactions and the impact that a change in such proportion may have on the overall average selling price of our support subscription offerings;

•	the proportion of revenue attributable to support subscription offerings and professional services, which may impact our gross margins and operating income;

•	the reduction or elimination of support of the Apache Hadoop Project by the Apache Software Foundation, migration of Hadoop technology to an organization other than the Apache Software Foundation, or any other actions taken by the Apache Software Foundation or the Apache Hadoop Project that may impact our business model;

•	changes in customers’ budgets and in the timing of their purchasing decisions;

•	the collectability of receivables from customers and resellers, which may be hindered or delayed if these customers or resellers experience financial distress; and

•	general economic conditions, both domestically and internationally, as well as economic conditions specifically affecting industries in which our customers participate.

Many of these factors are outside of our control, and the variability and unpredictability of such factors could result in our failing to meet or exceed our financial expectations for a given period. We believe that quarter-to-quarter comparisons of our revenue, results of operations and cash flows may not necessarily be indicative of our future performance.

Our sales cycle is long and unpredictable, particularly with respect to large support subscription customers, and our sales efforts require considerable time and expense.

Our results of operations may fluctuate, in part, because of the resource-intensive nature of our sales efforts, the length and variability of the sales cycle of our support subscription offerings and the difficulty in making short-term adjustments to our operating expenses. Our results of operations depend in part on sales to large support subscription customers and increasing sales to existing customers. The length of our sales cycle, from initial evaluation to payment for our support subscription offerings is generally six to nine months, but can vary substantially from customer to customer. Our sales cycle can extend to more than a year for some customers. It is difficult to predict exactly when, or even if, we will make a sale to a potential customer or if we can increase sales to our existing customers. As a result, large individual sales have, in some cases, occurred in quarters subsequent to those we anticipated, or have not occurred at all. The loss or delay of one or more large transactions in a quarter could impact our results of operations for that quarter and any future quarters for which revenue from that transaction is lost or delayed. As a result of these factors, it is difficult for us to forecast our revenues accurately in any quarter. Because a substantial proportion of our expenses are relatively fixed in the short term, our results of operations will suffer if revenue falls below our expectations in a particular quarter, which could cause the price of our common stock to decline.

We have experienced rapid growth in recent periods. If we fail to manage our growth effectively, we may be unable to execute our business plan or maintain high levels of service and our financial results could be negatively impacted.

We have increased our number of full-time employees from 171 at December 31, 2012 to 401 at June 30, 2014 and have increased our revenue from $4.8 million in the eight months ended December 31, 2012 to $17.9 million in the eight months ended December 31, 2013. Our recent growth and expansion has placed, and our anticipated growth may continue to place, a significant strain on our managerial, administrative, operational, financial and other resources. We intend to continue to expand our overall business, customer base, headcount and operations. Continued growth increases the challenges involved in:

•	recruiting, training and retaining sufficient skilled technical, marketing, sales and management personnel;

•	preserving our culture, values and entrepreneurial environment;

•	developing and improving our internal administrative infrastructure, particularly our financial, operational, compliance, recordkeeping, communications and other internal systems;

•	managing our international operations and the risks associated therewith;

•	maintaining high levels of satisfaction with our solutions among our customers; and

•	effectively managing expenses related to any future growth.

If we fail to manage our growth effectively, our business, results of operations and financial condition could suffer.

Our future success depends in large part on the growth of the market for big data applications, and an increase in the desire to store and process big data, and we cannot be sure that the market for big data applications will grow as expected or, even if such growth occurs, that our business will grow at similar rates, or at all.

Our ability to increase the adoption of the Hortonworks Data Platform, increase sales of support subscription offerings and professional services, and grow our business depends on the increased adoption of big data applications by enterprises. While we believe that big data applications can offer a compelling value proposition to many enterprises, the broad adoption of big data applications also presents challenges to enterprises, including developing the internal expertise and infrastructure to manage big data applications effectively, coordinating multiple data sources, defining a big data strategy that delivers an appropriate return on investment and implementing an information technology infrastructure and architecture that enables the efficient deployment of big data solutions. Accordingly, our expectations regarding the potential for future growth in the market for big data applications, and the third-party growth estimates for this market in this prospectus, are subject to significant uncertainty. If the market for big data applications does not grow as expected, our business prospects may be adversely affected. Even if the market for big data applications increases, we cannot be sure that our business will grow at a similar rate, or at all.

Because of the characteristics of open source software, there are few technological barriers to entry into the open source market by new competitors and it may be relatively easy for competitors, some of which may have greater resources than we have, to enter our markets and compete with us.

One of the characteristics of open source software is that anyone may modify and redistribute the existing open source software and use it to compete in the marketplace. Such competition can develop without the degree of overhead and lead time required by traditional proprietary software companies. It is possible for competitors with greater resources than ours to develop their own open source software, including software based on one or more components of Hadoop or the Hortonworks Data Platform, potentially reducing the demand for our solutions and putting price pressure on our support subscription offerings and our professional services. We cannot guarantee that we will be able to compete successfully against current and future competitors or that competitive pressure or the availability of new open source software will not result in price reductions, reduced operating margins and loss of market share, any one of which could harm our business, financial condition, results of operations and cash flows.

Our software development and licensing model could be negatively impacted if the Apache License, Version 2.0 is not enforceable or is modified so as to become incompatible with other open source licenses.

The Hortonworks Data Platform has been provided under the Apache License 2.0. This license states that any work of authorship licensed under it, and any derivative work thereof, may be reproduced and distributed provided that certain conditions are met. It is possible that a court would hold this license to be unenforceable or that someone could assert a claim for proprietary rights in a program developed and distributed under it. Any ruling by a court that this license is not enforceable, or that open source components of the Hortonworks Data Platform may not be reproduced or distributed, may negatively impact our distribution or development of all or a portion of the Hortonworks Data Platform. In addition, at some time in the future it is possible that Apache Hadoop may be distributed under a different license or the Apache License 2.0 may be modified, which could, among other consequences, negatively impact our continuing development or distribution of the software code subject to the new or modified license. Further, full utilization of the Hortonworks Data Platform may depend on applications and services from various third parties, and in the future these applications or services may not be available to our customers on commercially reasonable terms, or at all, which could harm our business.

We do not currently have vendor-specific objective evidence of fair value for support subscription offerings, and we may offer certain contractual provisions to our customers that result in delayed recognition of revenue under GAAP, which could cause our results of operations to fluctuate significantly from period-to-period in ways that do not correlate with our underlying business performance.

In the course of our selling efforts, we typically enter into sales arrangements pursuant to which we provide support subscription offerings and professional services. We refer to each individual product or service as an “element” of the overall sales arrangement. These arrangements typically require us to deliver particular elements in a future period. We apply software revenue recognition rules under U.S. generally accepted accounting principles, or GAAP. In certain cases, when we enter into more than one contract with a single customer, the group of contracts may be so closely related that they are viewed under GAAP as one multiple-element arrangement for purposes of determining the appropriate amount and timing of revenue recognition. As we discuss further in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Revenue Recognition,” because we do not have VSOE for our support subscription offerings, and because we may offer certain contractual provisions to our customers, such as delivery of support subscription offerings and professional services, or specified functionality, or because multiple contracts signed in different periods may be viewed as giving rise to multiple elements of a single arrangement, we may be required under GAAP to defer revenue to future periods. Typically, for arrangements providing for support subscription offerings and professional services, we have recognized as revenue the entire arrangement fee ratably over the subscription period, although the appropriate timing of revenue recognition must be evaluated on an arrangement-by-arrangement basis and may differ from arrangement to arrangement. If we are unexpectedly required to defer revenue to future periods for a significant portion of our sales, our revenue for a particular period could fall below our expectations or those of securities analysts and investors, resulting in a decline in our stock price.

Because we recognize revenue from subscriptions for our services over the term of the subscription, downturns or upturns in sales may not be immediately reflected in our results of operations.

We generally recognize subscription revenue from support subscription customers ratably over the term of their subscription agreements, which are generally 12 months, with some support subscription customers having subscription agreements with longer terms. As a result, much of the revenue we report in each quarter is deferred revenue from subscription agreements entered into during previous quarters. Consequently, a decline in the value of new support subscription agreements entered in any one quarter will not necessarily be fully reflected in the revenue we record in that quarter and will harm our revenue in future quarters. In addition, we may be unable to adjust our cost structure to reflect this reduced revenue. Accordingly, the effect of significant downturns in sales and market acceptance of our services may not be fully reflected in our results of operations until future periods. Our subscription model also makes it difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from new support subscription customers must be recognized over the applicable subscription term.

Any failure to offer high-quality support subscription offerings may harm our relationships with our support subscription customers and results of operations.

Once the Hortonworks Data Platform is deployed, our support subscription customers depend on our software support organization to resolve technical issues relating to the deployment. We may be unable to respond quickly enough to accommodate short-term increases in support subscription customer demand for support subscription offerings. We also may be unable to modify the format of our support subscription offerings to compete with changes in offerings provided by our competitors. Increased support subscription customer demand for our support subscription offerings, without corresponding revenues, could increase costs and harm our results of operations. In addition, our sales process is highly dependent on our business reputation and on positive recommendations from our existing support subscription customers. Any failure to maintain high-quality support subscription offerings, or a market perception that we do not maintain high-quality support subscription offerings, could harm our reputation, our ability to sell our support subscription offerings to existing and prospective support subscription customers and our results of operations.

If we fail to comply with our customer contracts, our business could be harmed.

Any failure by us to comply with the specific provisions in our customer contracts could result in the imposition of various penalties, which may include termination of contracts, forfeiture of profits and suspension of payments. Further, any negative publicity related to our customer contracts or any proceedings surrounding them, regardless of its accuracy, may damage our business and affect our ability to compete for new contracts. If our customer contracts are terminated, or if our ability to compete for new contracts is adversely affected, our business, financial condition, results of operations and cash flows could be harmed.

The Hortonworks Data Platform may contain defects that may be costly to correct, delay market acceptance of our solutions and expose us to claims and litigation.

Despite our testing procedures, errors, including security vulnerabilities or incompatibilities with third-party software and hardware, have been and may continue to be found in the Hortonworks Data Platform after deployment. This risk is increased by the fact that much of the code in the Hortonworks Data Platform is developed by independent parties over whom we may not exercise supervision or control. If errors are discovered, we may have to make significant expenditures of capital and devote significant technical resources to analyze, correct, eliminate or manage them, and we may not be able to successfully do so in a timely manner, or at all. Errors and failures in the Hortonworks Data Platform could result in a loss of, or delay in, market acceptance of our enterprise technologies, loss of existing or potential customers and delayed or lost revenue and could damage our reputation and our ability to convince enterprise users of the benefits of the Hortonworks Data Platform.

In addition, errors in the Hortonworks Data Platform could cause system failures, loss of data or other adverse effects for our customers who may assert warranty and other claims for substantial damages against us. Although our agreements with our customers often contain provisions that seek to limit our exposure to such claims, it is possible that these provisions may not be effective or enforceable under the laws of some jurisdictions. While we seek to insure against these types of claims, our insurance policies may not adequately limit our exposure to such claims. These claims, even if unsuccessful, could be costly and time consuming to defend and could harm our business, financial condition, results of operations and cash flows.

Incorrect or improper implementation or use of the Hortonworks Data Platform could result in customer dissatisfaction and harm our business, results of operations, financial condition and growth prospects.

The Hortonworks Data Platform is deployed in a wide variety of technology environments, including in large-scale, complex technology environments, and we believe our future success will depend at least in part on our ability to support such deployments. Hadoop itself is technically very complicated, and it is not easy to maximize the value of the Hortonworks Data Platform without proper implementation and training. We often must assist our customers in achieving successful implementations for large, complex deployments. If our customers are unable to implement the Hortonworks Data Platform successfully, or in a timely manner, customer perceptions of our company and the Hortonworks Data Platform may be impaired, our reputation and brand may suffer, and customers may choose not to renew their subscriptions or increase their purchases of our support subscription offerings or professional services.

Our customers and partners may need training in the proper use of and the variety of benefits that can be derived from the Hortonworks Data Platform to maximize its potential. The Hortonworks Data Platform may perform inadequately if it is not implemented or used correctly or as intended. The incorrect or improper implementation or use of the Hortonworks Data Platform, our failure to train customers on how to efficiently and effectively use the Hortonworks Data Platform, or our failure to provide effective support subscription offerings or professional services to our customers, may result in negative publicity or legal claims against us. Also, as we continue to expand our customer base, any failure by us to properly provide these services will likely result in lost opportunities for follow-on sales of our support subscription offerings and professional services.

Interruptions or performance problems associated with our technology and infrastructure may harm our business and results of operations.

Our website and internal technology infrastructure may experience performance issues due to a variety of factors, including infrastructure changes, human or software errors, website or third-party hosting disruptions or capacity constraints due to a number of potential causes, including technical failures, natural disasters or fraud or security attacks. If our security is compromised, our website is unavailable or our users are unable to download the Hortonworks Data Platform or order support subscription offerings or professional services within a reasonable amount of time or at all, our business could be harmed. We expect to continue to make significant investments to maintain and improve website performance and to enable rapid releases of new features and applications for the Hortonworks Data Platform. To the extent that we do not effectively upgrade our systems as needed and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business and results of operations may be harmed.

In addition, we rely on SaaS technologies from third parties in order to operate critical functions of our business, including financial management services from NetSuite Inc., customer relationship management services from salesforce.com, Inc. and lead generation management services from Marketo, Inc. If these services become unavailable due to extended outages or interruptions or because they are no longer available on commercially reasonable terms or prices, our expenses could increase, our ability to manage our finances could be interrupted, our processes for managing sales of our support subscription offerings and professional services and supporting our customers could be impaired, and our ability to generate and manage sales leads could be weakened until equivalent services, if available, are identified, obtained and implemented, all of which could harm our business and results of operations.

We depend on our executive officers and other key employees, and the loss of one or more of these employees or an inability to attract and retain highly skilled employees could harm our business.

Our success depends largely upon the continued services of our executive officers and other key employees, including many Hadoop committers. We rely on our leadership team in the areas of research and development, operations, security, marketing, sales, support and general and administrative functions, and on individual contributors in our research and development. From time to time, there may be changes in our executive management team resulting from the hiring or departure of executives, which could disrupt our business. We do not have employment agreements with our executive officers or other key personnel that require them to continue to work for us for any specified period and, therefore, they could terminate their employment with us at any time. The loss of one or more of our key employees or executive officers could harm our business.

In addition, to execute our growth plan, we must attract and retain highly qualified personnel. Competition for such personnel in the San Francisco Bay Area, where our headquarters is located, and in other locations where we maintain offices, is intense, especially for engineers experienced in designing and developing software and Apache Hadoop applications and experienced sales professionals. The Apache Hadoop Project relies on Hadoop committers for the project’s technical management. While we currently employ a large number of Hadoop core committers and innovators, one becomes a committer by invitation only. As a result, the market to hire such individuals is very competitive. If our employees who are Hadoop core committers terminate their employment with us, we could lose our ability to innovate the core open source technology, define the roadmap for the future of Hadoop, distribute predictable and reliable enterprise quality releases, and provide comprehensive support to our customers. We have, from time to time, experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or we have breached legal obligations, resulting in a diversion of our time and resources. In addition, job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. If the perceived value of our equity awards declines, it may harm our ability to recruit and retain highly skilled employees. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects could be harmed.

If we do not effectively expand and train our sales force, we may be unable to add new customers or increase sales to our existing customers and our business will be harmed.

We continue to be substantially dependent on our sales force to obtain new customers and to drive additional use cases among our existing customers. We believe that there is significant competition for sales personnel, including enterprise sales representatives and sales engineers, with the skills and technical knowledge that we require. In particular, there is significant demand for sales engineers with Hadoop expertise. Our ability to achieve significant revenue growth will depend, in large part, on our success in recruiting, training and retaining sufficient numbers of sales personnel to support our growth. New hires require significant training and may take significant time before they achieve full productivity. Our recent hires and planned hires may not become productive as quickly as we expect, and we may be unable to hire or retain sufficient numbers of qualified individuals in the markets where we do business or plan to do business. In addition, as we continue to grow rapidly, a large percentage of our sales force will have relatively little experience working with us, our support subscription offerings and our business model. If we are unable to hire and train sufficient numbers of effective sales personnel, or our sales personnel are not successful in obtaining new customers or increasing sales to our existing customer base, our business will be harmed.

If we are not successful in expanding our international business, we may incur additional losses and our revenue growth could be harmed.

Our future results depend, in part, on our ability to expand into international markets. We also have a number of distributor and reseller relationships for our support subscription offerings and professional services in international markets. Our ability to expand internationally will depend upon our ability to deliver functionality and foreign language translations that reflect the needs of the international clients that we target. Our ability to expand internationally involves various risks, including the need to invest significant resources in such expansion, and the possibility that returns on such investments will not be achieved in the near future or at all in these less familiar competitive environments. We may also choose to conduct our international business through strategic alliances. If we are unable to identify strategic alliance partners or negotiate favorable alliance terms, our international growth may be harmed. In addition, we have incurred and may continue to incur significant expenses in advance of generating material revenues as we attempt to establish our presence in particular international markets.

Expanding our business internationally will also require significant attention from our management and will require us to add additional management and other resources in these markets. Our ability to expand our business, attract talented employees and enter into strategic alliances in an increasing number of international markets requires considerable management attention and resources and is subject to the particular challenges of supporting a rapidly growing business in an environment of multiple languages, cultures, customs, legal systems, alternative dispute systems, regulatory systems, commercial infrastructures and technology infrastructure. If we are unable to grow our international operations in a timely manner, we may incur additional losses and our revenue growth could be harmed.

As we expand internationally, our business will become more susceptible to risks associated with international operations.

We principally sell our offerings through sales personnel in the United States, France, Germany, India, the Netherlands and the United Kingdom and currently have operations in the United States and in London, United Kingdom. We also have a development team in Kiev, Ukraine and a number of distributor and reseller relationships for our support subscription offerings and our professional services in other international markets. Conducting international operations subjects us to risks that we have not generally faced in the United States. These risks include:

•	fluctuations in currency exchange rates;

•	unexpected changes in foreign regulatory requirements;

•	potentially different pricing environments and longer sales cycles;

•	difficulties in managing the staffing of international operations;

•	potentially adverse tax consequences, including the complexities of foreign value-added tax systems, restrictions on the repatriation of earnings and changes in tax rates;

•	dependence on strategic alliance partners to increase client acquisition;

•	the burdens of complying with a wide variety of foreign laws and different legal standards;

•	increased financial accounting and reporting burdens and complexities;

•	political, social and economic instability abroad, particularly with our development team in Ukraine;

•	laws and business practices favoring local competitors;

•	terrorist attacks and security concerns in general; and

•	reduced or varied protection for intellectual property rights in some countries.

The occurrence of any one of these risks could harm our international business and, consequently, our results of operations. Additionally, operating in international markets requires significant management attention and financial resources. We cannot be certain that the investment and additional resources required to operate in other countries will produce desired levels of revenue or profitability.

We have made strategic acquisitions in the past and intend to do so in the future. If we are unable to find suitable acquisitions or partners, or to achieve expected benefits from such acquisitions or partnerships, our business, financial condition, results of operations and prospects could be harmed.

As part of our ongoing business strategy to expand our suite of solutions and acquire new technology, from time to time we engage in discussions with third parties regarding, and enter into agreements relating to, possible acquisitions, strategic alliances and joint ventures. In May 2014, we acquired new technology, know-how and solutions through our acquisition of XA Secure, a data security company. There may be significant competition for acquisition targets in our industry, or we may not be able to identify suitable acquisition candidates, negotiate attractive terms for acquisitions or complete acquisitions on expected timelines, or at all. If we are unable to complete strategic acquisitions or do not realize the expected benefits of the acquisitions we do complete, our business, financial condition, results of operations and prospects could be harmed.

Even if we are able to complete acquisitions or enter into alliances and joint ventures that we believe will be successful, such transactions are inherently risky. Significant risks associated with these transactions, include:

•	failing to achieve anticipated synergies, including with respect to complementary software or services;

•	losing key employees of the acquired businesses;

•	integration and restructuring costs, both one-time and ongoing;

•	maintaining sufficient controls, policies and procedures;

•	diversion of management’s attention from ongoing business operations;

•	establishing new informational, operational and financial systems to meet the needs of our business;

•	our inability to maintain the key business relationships and the reputations of the businesses we acquire;

•	uncertainty of entry into markets in which we have limited or no prior experience and in which competitors have stronger market positions;

•	our dependence on unfamiliar affiliates and partners of the companies we acquire;

•	insufficient revenue to offset our increased expenses associated with acquisitions;

•	potentially incurring accounting charges as we transition an acquired company to our open-source business model;

•	our responsibility for the liabilities of the businesses we acquire; and

•	unanticipated and unknown liabilities.

If we are not successful in completing acquisitions in the future or do not realize the expected benefits of the acquisitions we do complete, we may be required to reevaluate our acquisition strategy. We also may incur substantial expenses and devote significant management time and resources in seeking to complete acquisitions, some of which may ultimately not be consummated or not result in expected benefits. The occurrence of any of these acquisition-related risks could harm our business, financial condition, results of operations and prospects.

Our continued success depends on our ability to maintain and enhance strong brands.

We believe that the brand identities that we have developed have contributed significantly to the success of our business. We also believe that maintaining and enhancing our brands is important to expanding our customer base and attracting talented employees. In order to maintain and enhance our brands, we may be required to make further investments that may not be successful. Maintaining our brands will depend in part on our ability to remain a leader in open source technology and our ability to continue to provide high-quality offerings. If we fail to promote and maintain our brands, or if we incur excessive costs in doing so, our business, financial condition, results of operations and cash flows may be harmed.

Our efforts to protect our intellectual property rights may not be adequate to prevent third parties from misappropriating our intellectual property rights in our know-how, software and trademarks.

We have developed proprietary methodologies, know-how and software related to software development, testing and quality assurance. Failure to adequately protect and defend our intellectual property rights in these areas may diminish the value of the Hortonworks Data Platform, impair our ability to compete effectively and harm our business.

In addition, the protective steps we have taken in the past may be inadequate to protect and deter misappropriation of our trademark rights. We may be unable to detect the unauthorized use of, or take appropriate steps to enforce, our trademark rights in a timely manner. We have registered trademarks in the United States and the European Community and have trademark applications pending in Canada. Effective trademark protection may not be available in every country in which we offer or intend to distribute our solutions. We may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon, or diminish the value of our trademarks and other proprietary rights. Failure to adequately protect our trademark rights could damage or even destroy one or more of our brands and impair our ability to compete effectively. Furthermore, defending or enforcing our trademark rights could result in the expenditure of significant financial and managerial resources.

We may be subject to intellectual property rights claims by third parties, which are extremely costly to defend, could require us to pay significant damages and could limit our ability to use certain technologies.

Companies in the software and technology industries, including some of our current and potential competitors, own large numbers of patents, copyrights, trademarks and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. In addition, many of these companies can dedicate substantially greater resources to enforce their intellectual property rights, and to defend claims that may be brought against them, than we can. We have received, and we and the Apache Hadoop Project may in the future receive, notices that claim we have misappropriated, misused, or infringed other parties’ intellectual property rights, and, to the extent Hadoop gains greater market visibility, we and the Apache Hadoop Project face a higher risk of being the subject of intellectual property infringement claims.

Any intellectual property infringement claims, with or without merit, could be very time-consuming, could be expensive to settle or litigate and could divert our management’s attention and other resources. These claims could also subject us to significant liability for damages, potentially including treble damages if we are found to have willfully infringed patents or copyrights. These claims could also result in our having to stop using technology found to be in violation of a third party’s rights. We might be required to seek a license for the intellectual property, which may not be available on reasonable terms or at all. Even if a license were available, we could be required to pay significant royalties, which would increase our operating expenses. As a result, we may be required to develop alternative non-infringing technology, which could require significant effort and expense. Any of these results would harm our business, results of operations, financial condition and cash flows.

Federal, state, foreign government and industry regulations, as well as self-regulation related to privacy and data security concerns pose the threat of lawsuits and other liability.

We do not generally collect and utilize demographic and other information, including personally identifiable information, from and about users (such as customers, potential customers, and others). Users may, however, provide personal information to us in many contexts such as when signing up for certain services, registering for seminars, participating in a survey, connecting with other users and Hadoop experts in our forums, participating in Hortonworks University classes, participating in polls or signing up to receive e-mail newsletters.

Within the United States, various federal and state laws and regulations govern the collection, use, retention, sharing and security of the data we receive from and about users. Outside of the United States, various jurisdictions actively regulate and enforce laws regarding the collection, retention, transfer and use (including loss and unauthorized access) of personal information. Privacy advocates and government bodies have increasingly scrutinized the ways in which companies link personal identities and data associated with particular users or devices with data collected through the internet, and we expect such scrutiny to continue to increase. Loss, retention or misuse of certain information and alleged violations of laws and regulations relating to privacy and data security, and any relevant claims, may expose us to potential liability and may require us to expend significant resources on data security and in responding to and defending such allegations and claims.

Security and privacy breaches may hurt our business.

Any security breach, unauthorized access, unauthorized usage, virus or similar breach or disruption could result in the loss of confidential information, damage to our reputation, early termination of our contracts, litigation, regulatory investigations or other liabilities. If our, our customers’ or our partners’ security measures are breached as a result of third-party action, employee error, malfeasance or otherwise and, as a result, someone obtains unauthorized access to data, our reputation will be damaged, our business may suffer and we could incur significant liability.

Techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched against a target. As a result, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived security breach occurs, the market perception of our security measures could be harmed and we could lose sales and customers. Any significant violations of data privacy could result in the loss of business, litigation and regulatory investigations and penalties that could damage our reputation and adversely impact our results of operations and financial condition. Moreover, if a high-profile security breach occurs with respect to another Hadoop provider, our customers and potential customers may lose trust in the security of Hadoop-based solutions generally, which could adversely impact our ability to retain existing customers or attract new ones.

Prolonged economic uncertainties or downturns could harm our business.

Current or future economic downturns could harm our business and results of operations. Negative conditions in the general economy both in the United States and abroad, including conditions resulting from financial and credit market fluctuations and terrorist attacks in the United States, Europe or elsewhere, could cause a decrease in corporate spending on enterprise software in general and slow down the rate of growth of our business.

General worldwide economic conditions have experienced, and in the future may experience, a significant downturn. These conditions make it extremely difficult for our customers and us to forecast and plan future business activities accurately, and they could cause our customers to reevaluate their decision to purchase our offerings, which could delay and lengthen our sales cycles or result in cancellations of planned purchases. Furthermore, during challenging economic times our customers may face issues in gaining timely access to sufficient credit, which could impair their ability to make timely payments to us. If that were to occur, we may be required to increase our allowance for doubtful accounts, which would harm our results of operations.

We have a significant number of customers in the business services, advertising, financial services, healthcare and pharmaceuticals, high technology, manufacturing, media and entertainment, oil and gas, online services, retail and telecommunications industries. A substantial downturn in any of these industries may cause firms to react to worsening conditions by reducing their capital expenditures in general or by specifically reducing their spending on information technology. Customers in these industries may delay or cancel information technology projects or seek to lower their costs by renegotiating vendor contracts. To the extent purchases of our offerings are perceived by customers and potential customers to be discretionary, our revenues may be disproportionately affected by delays or reductions in general information technology spending. Also, support subscription customers may choose to develop or utilize in-house support capabilities as an alternative to purchasing our support subscription offerings or professional services. Moreover, competitors may respond to market conditions by lowering prices of support subscription offerings. In addition, the increased pace of consolidation in certain industries may result in reduced overall spending on our support subscription offerings or professional services.

We cannot predict the timing, strength or duration of any economic slowdown, instability or recovery, generally or within any particular industry. If the economic conditions of the general economy or industries in which we operate worsen from present levels, our business, results of operations, financial condition and cash flows could be harmed.

We may require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new features or otherwise enhance the Hortonworks Data Platform, improve our operating infrastructure or acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing that we may secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms that are favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms that are satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be harmed.

If our goodwill or amortizable intangible assets become impaired, we may be required to record a significant charge to earnings.

Under GAAP, we review our amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment at least annually. Factors that may be considered a change in circumstances indicating that the carrying value of our goodwill or amortizable intangible assets may not be recoverable include a decline in stock price and market capitalization, reduced future cash flow estimates and slower growth rates in our industry. We may be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or amortizable intangible assets is determined, which could harm our results of operations.

Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations.

As of December 31, 2013, we had federal and state net operating loss carryforwards, or NOLs, of $46.3 million and $47.9 million, respectively, due to prior period losses. In general, under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its NOLs to offset future taxable income. Our existing NOLs may be subject to limitations arising from previous ownership changes, and if we undergo an ownership change in connection with or after this offering, our ability to utilize NOLs could be further limited by Section 382 of the Code. Future changes in our stock ownership, some of which are outside of our control, could result in an ownership change under Section 382 of the Code. Furthermore, our ability to utilize NOLs of companies that we may acquire in the future may be subject to limitations. There is also a risk that, due to regulatory changes, such as suspensions on the use of NOLs, or other unforeseen reasons, our existing NOLs could expire or otherwise be unavailable to offset future income tax liabilities. For these reasons, we may not be able to realize a tax benefit from the use of our NOLs, whether or not we attain profitability.

We have business and customer relationships with certain entities who are stockholders or affiliated with our directors, or both, and conflicts of interest may arise because of such relationships.

Some of our customers and other business partners are affiliated with certain of our directors or hold shares of our capital stock, or both. For example, we have entered into strategic partnerships and/or customer relationships with Yahoo! Inc., Red Hat, Inc., Teradata Corporation and Hewlett-Packard Company. Our directors Jay Rossiter, Paul Cormier and Martin Fink are employees of Yahoo! Inc., Red Hat, Inc. and Hewlett-Packard Company, respectively, and each of Yahoo! Inc., Hewlett-Packard Company and Teradata Corporation are stockholders. We believe that the transactions and agreements that we have entered into with related parties are on terms that are at least as favorable as could reasonably have been obtained at such time from third parties. However, these relationships could create, or appear to create, potential conflicts of interest when our board of directors is faced with decisions that could have different implications for us and these other parties or their affiliates. In addition, conflicts of interest may arise between us and these other parties and their affiliates. The appearance of conflicts, even if such conflicts do not materialize, might adversely affect the public’s perception of us, as well as our relationship with other companies and our ability to enter into new relationships in the future, including with competitors of such related parties, which could harm our business and results of operations.

Catastrophic events may disrupt our business.

Our corporate headquarters are located in Palo Alto, California and we utilize data centers that are located in North America. Additionally, we rely on our network and third-party infrastructure and enterprise applications, internal technology systems and our website for our development, marketing, operational support, hosted services and sales activities. The west coast of the United States contains active earthquake zones. In the event of a major earthquake, hurricane, or catastrophic event such as fire, power loss, telecommunications failure, cyber-attack, war, or terrorist attack, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in our application development, extended interruptions in the Hortonworks Data Platform, breaches of data security and loss of critical data, all of which could harm our future results of operations.

Risks Related to Ownership of Our Common Stock and this Offering

Our stock price may be volatile or may decline regardless of our operating performance resulting in substantial losses for investors purchasing shares in this offering.

The trading price of our common stock is likely to be volatile and could fluctuate widely regardless of our operating performance. The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	actual or anticipated fluctuations in our results of operations;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•	failure of securities analysts to initiate or maintain coverage of our company, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	ratings changes by any securities analysts who follow our company;

•	announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

•	changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

•	price and volume fluctuations in the overall stock market from time to time, including as a result of trends in the economy as a whole;

•	changes in accounting standards, policies, guidelines, interpretations or principles;

•	actual or anticipated developments in our business or our competitors’ businesses or the competitive landscape generally;

•	developments or disputes concerning our intellectual property or our offerings, or third-party proprietary rights;

•	announced or completed acquisitions of businesses or technologies by us or our competitors;

•	new laws or regulations or new interpretations of existing laws, or regulations applicable to our business;

•	any major change in our board of directors or management;

•	sales of shares of our common stock by us or our stockholders;

•	lawsuits threatened or filed against us; and

•	other events or factors, including those resulting from war, incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies. Stock prices of many technology companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from operating our business, and harm our business, results of operations, financial condition and cash flows.

There has been no prior market for our common stock and an active market may not develop or be sustained and investors may not be able to resell their shares at or above the initial public offering price.

There has been no public market for our common stock prior to this offering. The initial public offering price for our common stock was determined through negotiations between the underwriters and us and may vary from the market price of our common stock following this offering. If you purchase shares of our common stock in this offering, you may not be able to resell those shares at or above the initial public offering price, if at all. An active or liquid market in our common stock may not develop following this offering or, if it does develop, it may not be sustainable.

Our directors, officers and principal stockholders beneficially own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

As of September 1, 2014, our directors, officers, five percent or greater stockholders, and their respective affiliates beneficially owned in the aggregate approximately 41.5% of our outstanding voting stock and, upon the completion of this offering, that same group will beneficially own in the aggregate approximately     % of our outstanding voting stock (assuming no exercise of the underwriters’ option to purchase additional shares). These stockholders may be able to determine all matters requiring stockholder approval. For example, these stockholders will be able to control elections of directors, amendments of our organizational documents, and approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our common stock.

Provisions in our certificate of incorporation and bylaws, as amended and restated in connection with this offering, may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and bylaws include provisions that:

•	authorize our board of directors to issue, without further action by the stockholders, shares of undesignated preferred stock with terms, rights and preferences determined by our board of directors that may be senior to our common stock;

•	require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

•	specify that special meetings of our stockholders can be called only by our board of directors, the Chair of our board of directors, or our Chief Executive Officer;

•	establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors;

•	establish that our board of directors is divided into three classes, Class I, Class II and Class III, with each class serving three-year staggered terms;

•	prohibit cumulative voting in the election of directors;

•	provide that our directors may be removed only for cause;

•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum; and

•	require the approval of our board of directors or the holders of at least seventy-five percent (75%) of our outstanding shares of capital stock to amend our bylaws and certain provisions of our certificate of incorporation.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder became an “interested” stockholder. Any delay or prevention of a change of control transaction or changes in our management could cause the market price of our common stock to decline.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the federal securities laws, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. For as long as we continue to be an emerging growth company, we intend to take advantage of certain of these exemptions. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of an extended transition period for complying with new or revised accounting standards. However, we chose to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates adoption of such standards is required for non-emerging growth companies. Our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

We will remain an “emerging growth company” until the earliest of: (i) the last day of the fiscal year following the five-year anniversary of the completion of this offering; (ii) the end of the fiscal year in which we have more than $1.0 billion in annual revenue; (iii) the end of the fiscal year in which we qualify as a “large accelerated filer”, with at least $700 million of equity securities held by non-affiliates as of the end of the second quarter of such fiscal year; and (iv) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities.

The requirements of being a public company may strain our resources, divert management’s attention, and affect our ability to attract and retain executive management and qualified board members.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the listing requirements of the exchanges and other markets upon which our common stock is listed, and other applicable securities rules and regulations.

Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming, or costly, and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and results of operations. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. We will be required to disclose changes made in our internal control and procedures on a quarterly basis and we will be required to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the first fiscal year beginning after the effective date of this offering. However, our independent registered public accounting firm will not be required to formally audit and attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until the later of the year following our first annual report required to be filed with the SEC, or the date we are no longer an “emerging growth company.” As a result of the complexity involved in complying with the rules and regulations applicable to public companies, our management’s attention may be diverted from other business concerns, which could harm our business and results of operations. Although we have already hired additional employees to assist us in complying with these requirements, we may need to hire more employees in the future or engage outside consultants, which will increase our operating expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest substantial resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from business operations to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and results of operations could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business and results of operations.

We may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return.

Our management will have considerable discretion in the application of the net proceeds of this offering, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds of this offering are being used appropriately. The net proceeds of this offering may be used for corporate purposes that do not increase the value of our business, which could cause our stock price to decline.

We do not intend to pay dividends on our common stock so any returns will be limited to changes in the value of our common stock.

We have never declared or paid any cash dividends on our common stock. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business, and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to stockholders will therefore be limited to the increase, if any, of our stock price, which may never occur.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. If few securities analysts commence coverage of us, or if industry analysts cease coverage of us, the trading price for our common stock would be negatively affected. If one or more of the analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about our business, our common stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause our common stock price and trading volume to decline.

Substantial future sales of our common stock in the public market could cause our stock price to fall.

Additional sales of our common stock in the public market after this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline. Upon completion of this offering, we will have            shares of common stock outstanding. All shares sold in this offering will be freely tradeable immediately after this offering (except for shares purchased by affiliates) and the remaining            shares of our common stock outstanding immediately after this offering may be sold after expiration of lock-up agreements 180 days after the date of this offering (subject in some cases to volume limitations). In addition, as of June 30, 2014, there were outstanding options and warrants to purchase 25,137,050 shares of our common stock that, if exercised, will result in these additional shares becoming available for sale upon expiration of the lock-up agreements. Sales by these stockholders or option holders of a substantial number of shares after this offering could significantly reduce the market price of our common stock. Moreover, after this offering, some holders of shares of our common stock will have rights, subject to some conditions, to require us to file registration statements covering the shares they currently hold, or to include these shares in registration statements that we might file for ourselves or other stockholders.

We intend to file a registration statement under the Securities Act of 1933, as amended, covering shares of our common stock reserved for issuance under our stock plans. This registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing. Accordingly, shares registered under this registration statement will be available for sale in the open market, subject to vesting restrictions with us that may apply to certain shares or the lock-up agreements referred to above. If a large number of these shares are sold in the public market, the sales could reduce the trading price of our common stock. See “Shares Eligible for Future Sale” for a more detailed description of sales that may occur in the future.

Our charter documents designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or other employees.

Our certificate of incorporation and bylaws, as amended and restated in connection with this offering, provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our bylaws, or (iv) any action asserting a claim against us governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the provisions of our certificate of incorporation described above. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find these provisions of our certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could harm our business, financial condition, or results of operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	our future financial performance, including our revenue, cost of revenue, gross profit or gross margin, operating expenses, ability to generate positive cash flow and ability to achieve and maintain profitability;

•	the sufficiency of our cash and cash equivalents to meet our liquidity needs;

•	our ability to increase the number of support subscription customers;

•	our ability to renew and extend existing customer deployments;

•	our ability to optimize the pricing for our support subscription offerings;

•	the growth in the usage of the Hadoop framework;

•	our ability to innovate and develop the various open source projects that will enhance the capabilities of the Hortonworks Data Platform;

•	our ability to provide superior support subscription offerings and professional services;

•	our ability to successfully expand in our existing markets and into new domestic and international markets;

•	our ability to effectively manage our growth and future expenses;

•	our ability to maintain, protect and enhance our intellectual property;

•	worldwide economic conditions and their impact on consumer spending;

•	our ability to comply with modified or new laws and regulations applying to our business, including copyright and privacy regulation; and

•	the attraction and retention of qualified employees and key personnel.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

INDUSTRY AND MARKET DATA

This prospectus also contains statistical data, estimates and forecasts that are based on independent industry publications, such as those published by Forrester Research, Inc., Gartner, Inc., International Data Corporation and International Data Group, or other publicly available information, as well as other information based on our internal sources. While we are not aware of any misstatements regarding any third-party information presented in this prospectus, third-party estimates, in particular, as they relate to projections, involve numerous assumptions, are subject to risks and uncertainties, and are subject to change based on various factors, including those discussed under “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those estimates made by third parties and by us.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of shares of our common stock that we are selling in this offering will be approximately $         million, based upon an assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares of our common stock from us is exercised in full, we estimate that our net proceeds would be approximately $         million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the net proceeds that we receive from the sale of shares of our common stock in this offering by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us. Similarly, each increase or decrease of one million shares in the number of shares of our common stock offered by us would increase or decrease, as applicable, the net proceeds that we receive from the sale of shares of our common stock in this offering by approximately $         million, assuming the initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

The principal purposes of this offering are to increase our financial flexibility, create a public market for our common stock, and facilitate our future access to the public equity markets. We currently intend to use the net proceeds that we receive from this offering for working capital or other general corporate purposes including funding our growth strategies discussed in this prospectus. These uses include expansion of our sales organization both directly and indirectly through our reseller and OEM partners, international expansion in North America, Western Europe and other geographies, further development and enhancement of the Hortonworks Data Platform and integration with the Hadoop ecosystem and general and administrative matters, although we do not currently have any specific or preliminary plans with respect to the use of proceeds for such purposes.

We may also use a portion of the net proceeds that we receive to acquire or invest in complementary businesses, products, services, technologies or other assets. We have not entered into any agreements or commitments with respect to any acquisitions or investments at this time.

We cannot specify with certainty the particular uses of the net proceeds that we will receive from this offering. Accordingly, we will have broad discretion in using these proceeds. Pending the use of proceeds from this offering as described above, we plan to invest the net proceeds that we receive in this offering in short-term and intermediate-term interest-bearing obligations, investment-grade investments, certificates of deposit, or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and short-term investments, as well as our capitalization, as of June 30, 2014 as follows:

•	on an actual basis;

•	on a pro forma basis, giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 39,796,377 shares of our common stock, which conversion will occur upon the completion of this offering, as if such conversion had occurred on June 30, 2014; and

•	on a pro forma as adjusted basis, giving effect to the pro forma adjustments set forth above and the sale and issuance by us of shares of our common stock in this offering, based on an assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other final terms of this offering. You should read this table together with our consolidated financial statements and related notes, and “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that are included elsewhere in this prospectus.

	As of June 30, 2014
	Actual	Pro Forma	Pro Forma as Adjusted
	(In thousands, except share and per share data)
Cash and cash equivalents and short-term investments	$79,120	$	$

Convertible preferred stock, par value $0.0001 per share, issuable in Series A, B, C and D: 46,296,377 shares authorized, 39,796,377 shares issued and outstanding, actual; no shares issued and outstanding, pro forma and pro forma as adjusted	202,749

Stockholders’ deficit:
Common stock, par value $0.0001 per share, actual and pro forma; par value $0.0001 per share, pro forma as adjusted: shares authorized, shares issued, shares outstanding, actual; shares authorized, shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	1
Additional paid-in capital	11,759
Accumulated other comprehensive income (loss)	(41)
Accumulated deficit	(141,602)

Total stockholders’ equity (deficit)	(129,883)

Total capitalization	$72,866	$	$

If the underwriters’ option to purchase additional shares of our common stock from us were exercised in full, pro forma as adjusted cash and cash equivalents and short-term investments, additional paid-in capital, total stockholders’ equity (deficit) and                  shares issued and outstanding as of June 30, 2014 would be $         million, $         million, $         million and shares, respectively.

The pro forma data as of June 30, 2014 gives effect to the vesting and exercisability of a warrant upon consummation of this offering to purchase 6,500,000 shares of Series A preferred stock at an exercise price of $0.005 per share issued to Yahoo!, a related party. Upon consummation of the offering, this warrant will be exercisable for common stock and the fair value of the warrant will be recognized as a reduction in revenue up to the cumulative amount of revenue recognized to date from Yahoo!, which was approximately $3.0 million as of June 30, 2014, and any excess of such fair value over such cumulative revenue will be recognized in cost of sales, in the quarter in which the offering is consummated. The pro forma reduction in revenue and increase in cost of sales resulting from vesting of the warrant is estimated at $         million in the aggregate (comprised of $         million as a reduction in revenue and $         million as an increase in cost of sales, assuming that the offering had been consummated on June 30, 2014), based on an assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and has been reflected in the pro forma data as an increase of $         in additional paid-in capital and a net increase of $         million in accumulated deficit. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview.” The warrant will not have an impact on our revenue or expenses in periods subsequent to the period in which this offering is consummated.

Each $1.00 increase or decrease in the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our cash and cash equivalents and short-term investments, additional paid-in capital and total stockholders’ equity (deficit) by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. Similarly, each increase or decrease of one million shares in the number of shares of our common stock offered by us would increase or decrease, as applicable, our cash and cash equivalents and short-term investments, additional paid-in capital and total stockholders’ equity (deficit) by approximately $         million, assuming that the initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions.

The pro forma and pro forma as adjusted columns in the table above exclude the following:

•	17,725,341 shares of our common stock issuable upon the exercise of options to purchase common stock that were outstanding as of June 30, 2014, with a weighted average exercise price of $1.67 per share (which excludes 5,187,290 restricted shares issued under the 2011 Stock Option and Grant Plan);

•	10,408,425 shares of our common stock issuable upon the exercise of options to purchase common stock granted after June 30, 2014, with a weighted average exercise price of $7.10 per share;

•	shares of our common stock reserved for future issuance under our 2014 Stock Option and Incentive Plan, which will become effective upon completion of this offering, which contains provisions that automatically increase its share reserve each year and includes shares of common stock that were reserved under our 2011 Stock Option and Grant Plan;

•	5,000,000 shares of our common stock reserved for issuance under our 2014 Employee Stock Purchase Plan, which will become effective upon the completion of this offering and contains provisions that automatically increase its share reserve each year;

•	6,500,000 shares of our common stock issuable upon the exercise of a warrant to purchase shares of our Series A preferred stock outstanding as of June 30, 2014, with an exercise price of $0.005 per share that will be exercisable for common stock upon the completion of this offering;

•	952,736 shares of our common stock, subject to further adjustment in the event that we sell any additional shares of Series D preferred stock or warrants to purchase Series D preferred stock prior to the completion of this offering or other liquidation event, issuable upon the exercise of a warrant to purchase shares of our common stock with an exercise price of $4.23 per share (911,709 shares of common stock as of June 30, 2014 prior to giving effect to the 4,102,698 shares of Series D preferred stock issued after June 30, 2014); and

•	4,102,698 shares of our common stock that are issuable upon the conversion of 4,102,698 shares of our Series D preferred stock sold and issued after June 30, 2014.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after completion of this offering.

Net tangible book value per share is determined by dividing our total tangible assets less our total liabilities by the number of shares of our common stock outstanding. Our historical net tangible book value (deficit) as of June 30, 2014 was $         million, or $         per share. Our pro forma net tangible book value (deficit) as of June 30, 2014 was $         million, or $         per share, based on the total number of shares of our common stock outstanding as of June 30, 2014, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock as of June 30, 2014 into an aggregate of                  shares of our common stock, which conversion will occur upon the completion of this offering.

After giving effect to the sale by us of                  shares of our common stock in this offering at an assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2014 would have been $         million, or $         per share. This represents an immediate increase in pro forma net tangible book value of $         per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of $         per share to investors purchasing shares of our common stock in this offering at the assumed initial public offering price. The following table illustrates this dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value (deficit) per share as of June 30, 2014	$
Increase in pro forma net tangible book value (deficit) per share attributable to new investors in this offering

Pro forma as adjusted net tangible book value per share immediately after this offering

Dilution in pro forma net tangible book value per share to new investors in this offering		$

Each $1.00 increase or decrease in the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share to new investors by $        , and would increase or decrease, as applicable, dilution per share to new investors in this offering by $        , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions. Similarly, each increase or decrease of one million shares in the number of shares of our common stock offered by us would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share to new investors by $        , and would increase or decrease, as applicable, dilution per share to new investors in this offering by $         million, assuming that the initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions.

In addition, to the extent any outstanding options to purchase our common stock are exercised, new options are issued under our share-based compensation plans or we issue additional shares of our common stock in the future, investors participating in this offering would experience further dilution. If the underwriters exercise their option to purchase additional shares of our common stock from us in full, the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering would be $         per share, and the dilution in pro forma net tangible book value per share to new investors in this offering would be $         per share.

The following table presents, on a pro forma as adjusted basis as of June 30, 2014, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into our common stock upon the completion of this offering, the differences between the existing stockholders and the new investors purchasing shares of our common stock in this offering with respect to the number of shares purchased from us, the total consideration paid or to be paid to us, which includes net proceeds received from the issuance of our common stock and our convertible preferred stock, cash received from the exercise of stock options, and the average price per share paid or to be paid to us at an assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration			Average Price per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Totals		100%		$	100%

Each $1.00 increase or decrease in the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the total consideration paid by new investors and total consideration paid by all stockholders by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions. In addition, to the extent any outstanding options to purchase common stock are exercised, new investors will experience further dilution.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares. If the underwriters exercise their option to purchase additional shares in full from us, our existing stockholders would own     % and our new investors would own     % of the total number of shares of our common stock outstanding upon the completion of this offering.

The number of shares of our common stock to be outstanding after this offering is based on the number of shares of our common stock outstanding as of June 30, 2014, includes the conversion into common stock of 39,796,377 shares of preferred stock upon the completion of this offering and excludes:

•	17,725,341 shares of our common stock issuable upon the exercise of options to purchase common stock that were outstanding as of June 30, 2014, with a weighted average exercise price of $1.67 per share (which excludes 5,187,290 restricted shares issued under the 2011 Stock Option and Grant Plan);

•	10,408,425 shares of our common stock issuable upon the exercise of options to purchase common stock granted after June 30, 2014, with a weighted average exercise price of $7.10 per share;

•	shares of our common stock reserved for future issuance under our 2014 Stock Option and Incentive Plan, which will become effective upon completion of this offering, which contains provisions that automatically increase its share reserve each year and includes shares of common stock that were reserved under our 2011 Stock Option and Grant Plan;

•	5,000,000 shares of our common stock reserved for issuance under our 2014 Employee Stock Purchase Plan, which will become effective upon the completion of this offering and contains provisions that automatically increase its share reserve each year;

•	6,500,000 shares of our common stock issuable upon the exercise of a warrant to purchase shares of our Series A preferred stock outstanding as of June 30, 2014, with an exercise price of $0.005 per share that will be exercisable for common stock upon the completion of this offering;

•	952,736 shares of our common stock, subject to further adjustment in the event that we sell any additional shares of Series D preferred stock or warrants to purchase Series D preferred stock prior to the completion of this offering or other liquidation event, issuable upon the exercise of a warrant to purchase shares of our common stock with an exercise price of $4.23 per share (911,709 shares of common stock as of June 30, 2014 prior to giving effect to the 4,102,698 shares of Series D preferred stock issued after June 30, 2014); and

•	4,102,698 shares of our common stock that are issuable upon the conversion of 4,102,698 shares of our Series D preferred stock sold and issued after June 30, 2014.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated statement of operations data for the years ended April 30, 2012 and 2013 and the eight months ended December 31, 2013 and the consolidated balance sheet data as of April 30, 2012 and 2013 and December 31, 2013 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statement of operations data for the six months ended June 30, 2013 and 2014 and for the eight months ended December 31, 2012, and the consolidated balance sheet data as of June 30, 2014, are derived from our unaudited interim and comparative transition period consolidated financial statements included elsewhere in this prospectus. The unaudited interim and comparative transition period consolidated financial statements reflect, in the opinion of management, all adjustments, of a normal, recurring nature that are necessary for the fair presentation of the consolidated financial statements. Our historical results are not necessarily indicative of the results that may be expected in the future, and the results for the six months ended June 30, 2014 are not necessarily indicative of results to be expected for the full year or any other period. The following selected financial and other data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended April 30,		Eight Months Ended December 31,		Six Months Ended June 30,
	2012	2013	2012	2013	2013	2014
	(In thousands, except share and per share amounts)
Consolidated Statement of Operations Data:
Support subscription	$1,276	$7,739	$3,643	$11,415	$6,381	$11,054
Professional services	370	3,259	1,135	6,450	3,397	9,570

Total support subscription and professional services revenue(1)	1,646	10,998	4,778	17,865	9,778	20,624
Cost of revenue:
Cost of support subscription	421	5,071	2,880	3,720	3,293	1,364
Cost of professional services	974	5,862	3,053	9,990	4,924	11,101

Total cost of revenue	1,395	10,933	5,933	13,710	8,217	12,465

Gross profit (loss)	251	65	(1,155)	4,155	1,561	8,159
Operating expenses:(2)
Sales and marketing	2,589	17,187	8,403	21,357	13,851	25,062
Research and development	6,881	12,070	6,768	14,621	8,596	16,159
General and administrative	2,384	7,598	3,487	14,368	12,143	10,609

Total operating expenses	11,854	36,855	18,658	50,346	34,590	51,830

Loss from operations	(11,603)	(36,790)	(19,813)	(46,191)	(33,029)	(43,671)
Interest and other income	84	215	159	152	88	176
Other expense	(1)	(52)	(49)	(129)	(26)	(4,965)

Loss before income tax expense (benefit)	(11,520)	(36,627)	(19,703)	(46,168)	(32,967)	(48,460)
Income tax expense (benefit)	1	11	8	45	16	(1,230)

Net loss	$(11,521)	$(36,638)	$(19,711)	$(46,213)	$(32,983)	$(47,230)

Net loss per share of common stock, basic and diluted(3)	$(37.15)	$(15.14)	$(8.48)	$(9.09)	$(12.32)	$(5.89)

Weighted average shares used in computing net loss per share of common stock, basic and diluted (unaudited)(3)	310,105	2,419,502	2,323,761	5,083,600	2,676,191	8,024,896

Pro forma net loss per share of common stock, basic and diluted (unaudited)(4)		$(1.34)		$(1.31)		$(1.07)

Weighted average shares used in computing pro forma net loss per share of common stock, basic and diluted (unaudited)(4)		27,302,310		35,278,181		44,103,908

(1)	Total support subscription and professional services revenue for the eight months ended December 31, 2013 and six months ended June 30, 2014 includes contra-revenue adjustments recognized for equity securities issued to an affiliate of AT&T, which is a customer, as follows:

	Eight Months Ended December 31,	Six Months Ended June 30,	Twelve Months Ended June 30,
	2013	2014	2014
Gross support and subscription and professional services revenue:
Support subscription	$11,782	$13,015	$22,463
Professional services	6,465	9,649	14,889

Total support subscription and professional services revenue	18,247	22,664	37,352
Contra-support subscription and professional services revenue
Support subscription	(367)	(1,961)	(2,328)
Professional services	(15)	(79)	(93)

Total contra-support subscription and professional services revenue	(382)	(2,040)	(2,421)
Net support subscription and professional services revenue:
Support subscription	11,415	11,054	20,135
Professional services	6,450	9,570	14,796

Total net support subscription and professional services revenue	$17,865	$20,624	$34,931

(2)	Stock-based compensation was allocated as follows:

	Year Ended April 30,		Eight Months Ended December 31,		Six Months Ended June 30,
	2012	2013	2012	2013	2013	2014
Cost of revenue	$14	$45	$44	$132	$37	$171
Research and development	140	244	140	468	163	569
Sales and marketing	18	234	110	321	155	435
General and administrative	150	239	122	406	217	2,418

Total stock-based compensation	$322	$762	$416	$1,327	$572	$3,593

(3)	See Note 11 to our consolidated financial statements for an explanation of the method used to calculate basic and diluted net loss per share attributable to common stockholders and the weighted average number of shares used in the computation of the per share amounts.
(4)	See Note 12 to our consolidated financial statements for an explanation of the method used to calculate pro forma basic and diluted net loss per share attributable to common stockholders and the weighted average number of shares used in the computation of the per share amounts.

	As of April 30,		As of December 31, 2013	As of June 30, 2014
	2012	2013
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents and short-term investments	$51,350	$17,883	$38,509	$79,120
Working capital	50,493	14,102	22,582	56,362
Property and equipment, net	381	1,050	1,093	1,817
Total assets	55,029	29,279	54,443	136,464
Deferred revenue and other long-term liabilities	11,268	17,969	28,696	39,409
Total stockholders’ equity (deficit)	(10,623)	(46,415)	(90,440)	(129,883)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with “Selected Consolidated Financial Data” and the consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed in “Risk Factors” and in other parts of this prospectus.

Overview

We seek to advance the market adoption of Hadoop and provide enterprises with a new data management solution that enables them to harness the power of big data to transform their businesses through more effective and efficient management of their valuable data assets. A Hadoop cluster combines commodity servers with local storage and an open source software distribution to create a reliable distributed compute and storage platform for large data sets scalable up to PBs, with thousands of servers or nodes. Our solution is an enterprise-grade data management platform built on a unique distribution of Apache Hadoop and powered by YARN. Our approach is differentiated in that we are committed to serving the Apache Software Foundation open source ecosystem and to sharing all of our product developments with the open source community. We distribute the Hortonworks Data Platform software under the Apache open source license in order to provide broad rights for recipients of the software to use, copy, modify and redistribute the software. Consistent with our open source approach, we generally make the Hortonworks Data Platform available free of charge and derive the predominant amount of our revenue from support subscription offerings and professional services.

Since our founding in April 2011, we and our partners have achieved the following significant milestones:

•	October 2011: Announced strategic relationship with Microsoft to deliver Hadoop-based solutions for Windows Server and Windows Azure;

•	February 2012: Announced joint development, support and marketing partnership with Teradata;

•	June 2012: Hortonworks Data Platform Version 1.0 general availability;

•	September 2012: Hortonworks Data Platform Version 1.1 general availability;

•	October 2012: Announced joint initiative with Rackspace to deliver OpenStack and Hadoop-based solutions for public and private cloud;

•	January 2013: Hortonworks Sandbox general availability and Hortonworks Data Platform Version 1.2 general availability;

•	May 2013: Hortonworks Data Platform Version 1.1 for Windows general availability (first release for Windows);

•	June 2013: Hortonworks Data Platform Version 1.3 general availability; Teradata Launches Teradata Portfolio for Hadoop (Teradata sells Hortonworks Data Platform in appliance, on commodity hardware, and as a subscription);

•	August 2013: Hortonworks Data Platform Version 1.3 for Windows general availability;

•	September 2013: Announced reseller agreement with SAP;

•	October 2013: Hortonworks Data Platform Version 2.0 with YARN general availability (first general availability release of the Hortonworks Data Platform with YARN), announced reseller agreement with HP and Microsoft launches Windows Azure HDInsight (Azure cloud service built on Hortonworks Data Platform);

•	February 2014: Announced deepened strategic alliance with Red Hat to bring enterprise Apache Hadoop to the open hybrid cloud;

•	April 2014: Hortonworks Data Platform Version 2.1 for both Linux and Windows general availability (simultaneous distribution of the Hortonworks Data Platform on both platforms);

•	May 2014: Hortonworks acquired XA Secure, a data security company. In connection with the acquisition of XA Secure, we acquired developed technology with a fair value of approximately $4.0 million. On August 13, 2014, we contributed the developed technology to the Apache Software Foundation (ASF) and are recognizing an operating expense equal to the carrying value of the developed technology in our statement of operations at the point in time of the contribution (see discussion in Note 4 of the accompanying notes to the consolidated financial statements); and

•	June 2014: Launch of Hortonworks YARN Ready Program to accelerate independent software vendor on-boarding onto YARN.

We generate revenue by selling support subscription offerings and professional services. Our support subscription agreements are typically annual arrangements. We price our support subscription offerings based on the number of servers in a cluster, or nodes, data under management and/or the scope of support provided. Accordingly, our support subscription revenue varies depending on the scale of our customers’ deployments and the scope of the support agreement. Professional services revenue is derived from consulting services engagements and training services. Our consulting services are provided primarily on a time and materials basis, and to a lesser extent, a fixed fee basis, and training services are priced based on attendance. The growth of our total revenue is dependent upon (i) new customer acquisition, (ii) expansion of sales within our existing customer base and (iii) the annual renewal of our support subscription agreements by our existing support subscription customers. Our revenue is subject to fluctuations based upon our success at addressing these factors but may also be impacted by the revenue recognition requirements of our multiple-element customer arrangements. Our early growth strategy has been aimed at acquiring customers for our support subscription offerings via a direct sales force and delivering consulting services. As we grow our business, our longer-term strategy will be to expand our partner network and leverage our partners to deliver a larger proportion of professional services to our customers on our behalf. The implementation of this strategy is expected to result in an increase in upfront costs in order to establish and further cultivate such strategic partnerships, but we expect that it will increase gross margins in the long term as the percentage of our revenue derived from professional services, which has a lower gross margin than our support subscriptions, decreases.

Our ability to successfully implement these strategies is subject to challenges, risks and uncertainties and our net losses have been increasing year over year. In our efforts to achieve profitability, we have placed and will continue to place an emphasis on investing within our support subscription sales efforts to try to drive increased revenue in both support subscriptions and professional services. If these support subscription sales efforts are not successful, due to unsuccessful execution by us, increased competition in our markets, or other factors, we will find it difficult to add new support subscription customers, and our revenue will not grow as quickly as we would like, and may decline. In addition, our longer-term strategy of leveraging our partners to provide an increasing proportion of professional services to our customers presents certain challenges. This strategy requires us to make upfront expenditures and devote time and attention to cultivating relationships. If we are unable to identify and engage suitable partners that are able to provide such services, or if our partners are unable to provide professional services at the quality level that our customers expect, we may not be able to achieve this transition as quickly as we would like, or at all. We expect that our ability to successfully implement this strategy will have a material impact on whether we can achieve profitability, due to the difference in gross margins on our support subscription services versus our professional services. If the percentage of our total revenue that comes from professional services does not decrease over time as we expect, or we are not able to establish VSOE for professional services revenue, then our ability to achieve profitability will be negatively impacted.

We have had a few agreements with, and equity issuances to, certain of our early, large customers that have had a significant impact on our historical results and that will continue to impact our reported GAAP results at least through the quarter in which this offering is completed. These transactions were:

•	In July 2011, we issued a warrant to purchase 6,500,000 shares of Series A preferred stock at an exercise price of $0.005 per share to Yahoo!, a related party. The warrant was issued in connection with our Series A financing and the transactions contemplated thereby, including commercial agreements with Yahoo! providing for support subscription offerings and certain rights to technology. The warrant expires nine years from the date of issuance and will become exercisable for common stock upon the consummation of this offering. As the warrant was issued to a customer, the vesting of the warrant upon the consummation of this offering will result in an immediate reduction in revenue up to the cumulative amount of revenue recognized with Yahoo!, through the consummation of this offering period. Our cumulative revenue from Yahoo! was approximately $3.0 million as of June 30, 2014. Any excess of the fair value of the warrant over the reduction in revenue will be recognized in cost of sales during the quarter in which we complete this offering. Assuming an initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, we would have recognized a contra-revenue adjustment of $ million and a charge to cost of sales of $ million if the offering had been consummated on June 30, 2014. This warrant will not have an impact on our revenue or expenses in subsequent periods.

•	In February 2012, we entered into a multi-year agreement with Teradata, a related party, whereby we will provide development, support, training and other professional services to Teradata and Teradata’s end-user customers. In April 2012, Teradata made a non-refundable $9.5 million prepayment that will be used to credit amounts owed for end-user support and professional services that we may provide under the agreement. As of June 30, 2014, $6.8 million of the $9.5 million prepayment remained in deferred revenue.

•	In July 2012, we entered into a multi-year subscription arrangement with Microsoft as a customer and partner in order to enable the Hortonworks Data Platform to execute on the Windows Server and Azure Cloud platforms. The arrangement consisted of an initial co-engineering effort with Microsoft, which, except for ongoing standard maintenance, was completed in October 2013, followed primarily by ongoing support subscription offerings. Microsoft contributed significantly to our early revenue (28% and 55% of total revenue for the years ended April 30, 2012 and 2013, respectively, 58% and 38% of total revenue for the eight months ended December 31, 2012 and 2013, respectively, and 51% and 24% of total revenue for the six months ended June 30, 2013 and 2014, respectively). We expect the revenues from Microsoft to continue to decrease as a percentage of our total revenue in the future as we generate more revenue from other customers.

•	In September 2013, we entered into a commercial agreement and common stock purchase agreement with AT&T covering the sale and issuance of 780,539 shares of our common stock to an affiliate of AT&T at a per share price of $0.0001. The shares were fully vested as of January 30, 2014. As a result of the issuance of shares to a customer at below fair value, we recorded contra-revenue in the amount of $0.4 million for the eight months ended December 31, 2013 and $2.0 million in connection with the accelerated vesting of the remaining shares for the six months ended June 30, 2014.

•

In June 2014, we issued a warrant to purchase up to 1.0% of our shares of common stock outstanding at the issuance date at an exercise price of $4.23 per share to Yahoo!, a related party. The number of shares for which the warrant is exercisable can be increased for future issuances of shares (or warrants to purchase shares) of our Series D Preferred Stock prior to the occurrence of a corporate event, which includes this offering. The warrant was issued to Yahoo! in exchange for the amendment of certain rights held by Yahoo! under the Investors’ Rights Agreement to approve certain corporate transactions involving Hortonworks. The warrant expires nine years from the date of issuance and will become exercisable upon the consummation of this offering. As of June 30, 2014, the warrant is exercisable for 911,709 shares of our common stock. The combined value of the initial measurement and the change in the fair value of this warrant of $4,900,000 is recorded as other expense in our consolidated statement of operations for the six months ended June 30 2014. As of June 30, 2014, this amount is also recorded as a long term liability in our consolidated balance sheet.

We have achieved significant growth in recent periods. For the years ended April 30, 2012 and 2013, our revenue was $1.6 million and $11.0 million, respectively. For the eight months ended December 31, 2012 and 2013, our revenue was $4.8 million and $17.9 million, respectively. For the six months ended June 30, 2013 and 2014, our revenue was $9.8 million and $20.6 million, respectively. We incurred net losses of $11.5 million and $36.6 million for the years ended April 30, 2012 and 2013, respectively, $19.7 million and $46.2 million for the eight months ended December 31, 2012 and 2013, respectively, and $33.0 million and $47.2 million for the six months ended June 30, 2013 and 2014, respectively. For the twelve months ended June 30, 2014, our revenue was $34.9 million and our net losses were $77.4 million.

Change in Fiscal Year

We changed our fiscal year end from April 30 to December 31, commencing with our fiscal year ended December 31, 2013.

Key Factors Affecting Our Performance

Adding New Support Subscription Customers.    Growth of our revenue from our support subscription offerings is driven by agreements with new support subscription customers, renewals of existing support subscription agreements and increased revenues from existing support subscription customers. The number of agreements with new support subscription customers signed may vary from period to period for several reasons, including the length of our sales cycle, the effectiveness of our sales and marketing efforts and overall adoption rates of Hadoop-based solutions. The contract value of our support subscriptions with individual support subscription customers varies substantially among customers, and our results of operations may fluctuate from period to period depending on the timing of particular large support subscriptions. Our results of operations may also fluctuate, in part, because of the resource-intensive nature of our sales efforts, the length and variability of the sales cycle of our support subscription offerings and the difficulty in making short-term adjustments to our operating expenses. The length of our sales cycle from initial evaluation to payment for our support subscription offerings is generally six to nine months, but can extend to one year or more for some customers. In addition, because our professional services engagements frequently relate to initial new support subscription customer deployments of the Hortonworks Data Platform, growth in our professional services revenue is driven primarily by adding new support subscription customers.

Additional Sales to Existing Support Subscription Customers.    Our existing support subscription customers continue to represent a large opportunity for us to expand our revenue base. Growth of our revenue from existing support subscription customers typically comes when customers increase the scale of their deployment of the Hortonworks Data Platform. We price our support subscription offerings based on the number of nodes, data under management and/or the scope of services provided. Accordingly, our revenues from our support subscription offerings vary depending on the scale of our support subscription customers’ deployments and the scope of the support agreement.

Investing in Growth.    We will continue to focus on long-term growth. We believe that our market opportunity is large and underpenetrated, and we will continue to invest significantly in sales and marketing to grow our customer base, expand within existing support subscription customers and grow internationally to drive additional revenue. We also expect to invest in research and development to enhance the Hortonworks Data Platform. To support our expected growth and our transition to a public company, we plan to invest in other operational and administrative functions. We expect to use the proceeds from this offering to fund these growth strategies and do not expect to be profitable in the near future. We also intend to leverage business partners for the delivery of professional services. We believe that our sales and marketing, research and development and general and administrative costs will decrease as a percentage of revenue in the long term as we are able to reach economies of scale and achieve process improvements and other operational efficiencies. With this increased operating leverage, we expect our gross and operating margins to increase in the long term.

Revenue Recognition Policies.    We typically enter into sales arrangements pursuant to which we provide both support subscription offerings and professional services. Pursuant to software revenue recognition rules under GAAP, for arrangements providing for both support subscription offerings and professional services, we typically recognize as revenue the entire arrangement fee ratably over the subscription period, although the appropriate timing of revenue recognition must be evaluated on an arrangement-by-arrangement basis. See “—Critical Accounting Policies and Estimates—Revenue Recognition.” The costs associated with our support subscription and professional services revenue are expensed as we incur the delivery costs. However, in many cases, the related revenue is deferred and recognized ratably over a later period. Thus, during times of rapid customer growth and accompanying delivery of professional services, our gross margin is expected to be negatively impacted.

Key Business Metrics

We review a number of metrics, including the following key metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. These key business metrics include the following:

Dollar-Based Net Expansion Rate.    We believe that our ability to retain our customers and expand their support subscription revenue over time will be an indicator of the stability of our revenue base and the long-term value of our customer relationships. Maintaining customer relationships allows us to sustain and increase revenue to the extent customers maintain or increase the number of nodes, data under management and/or the scope of the support subscription agreements. To date, only a small percentage of our customer agreements has reached the end of their original terms and, as a result, we have not observed a large enough sample of renewals to derive meaningful conclusions. Based on our limited experience, we observed a dollar-based net expansion rate of 152% as of June 30, 2014. We calculate dollar-based net expansion rate as of a given date as the aggregate annualized subscription contract value as of that date from those customers that were also customers as of the date 12 months prior, divided by the aggregate annualized subscription contract value from all customers as of the date 12 months prior. We calculate annualized support subscription contract value for each support subscription customer as the total subscription contract value as of the reporting date divided by the number of years for which the support subscription customer is under contract as of such date.

Total subscription contract value for a support subscription customer account is a legal and contractual determination made by assessing the contractual terms of each support subscription, as of the date of determination, as to the subscription fees we expect to receive for that support subscription, assuming no changes to the subscription. The total subscription contract value is not determined by reference to historical or future revenue, deferred revenue or any other GAAP financial measure over any period. It is forward-looking and contractually derived as of the date of determination, and the period over which any associated revenue is recognized is affected by our revenue recognition policies under GAAP.

Total support subscription customers.    We believe total support subscription customers is a key indicator of our market penetration, growth and future revenues. In order to grow our customer base, we have aggressively invested in and intend to continue to invest in our direct sales team, as well as to pursue additional partnerships within our indirect sales channel. We generally define a support subscription customer as an entity with an active support subscription as of the measurement date. In situations where there are multiple contracts with multiple subsidiaries or divisions, universities, or governmental organizations of a single entity, each support subscription contract is treated as a separate instance of our subscription or professional services and is counted as representing a separate customer. Our total support subscription customers were 39 and 196 as of June 30, 2013 and 2014, respectively.

Components of Results of Operations

Revenue

We generate revenue primarily under multiple-element arrangements that include support subscription offerings combined with consulting and/or training services. We have not yet established vendor-specific objective evidence of fair value, or VSOE, for our support subscriptions. Accordingly, for our multiple-element arrangements, we recognize revenue on a ratable basis over the period beginning when both the support subscription and professional services have commenced, and ending at the conclusion of the support subscription or professional services period, whichever is longer.

Cost of Revenue

Cost of support subscription revenue consists primarily of personnel costs (including salaries, benefits, and stock-based compensation) for employees associated with our support subscription offerings mainly related to technology support and allocated shared costs. Cost of professional services revenue consists primarily of personnel costs (including salaries, benefits and stock-based compensation) for employees and fees to subcontractors associated with our professional service contracts, travel costs and allocated shared costs. We allocate shared costs such as rent, shared information technology costs, and employee benefit costs to all departments based on headcount. As such, allocated shared costs are reflected in cost of revenue and each operating expense category.

Operating Expenses

Sales and Marketing.    Sales and marketing expenses consist primarily of personnel costs (including salaries, benefits and stock-based compensation) for our sales and marketing employees. In addition, sales and marketing expenses include the cost of advertising, online marketing, promotional events, corporate communications, product marketing and other brand-building activities. We expect our sales and marketing expenses to continue to increase in absolute dollars for the foreseeable future as we continue to invest in our selling and marketing activities, building brand awareness, attracting new customers and sponsoring additional marketing events. However, we expect our sales and marketing expenses to decrease as a percentage of our total revenue over the long term.

Research and Development.    Research and development expenses consist primarily of personnel costs (including salaries, benefits and stock-based compensation) for our research and development employees, costs associated with subcontractors and equipment lease expenses. We expect to continue to focus our research and development efforts on enhancing and adding new features and functionality to the Hortonworks Data Platform. As a result, we expect our research and development expenses to continue to increase in absolute dollars for the foreseeable future. However, we expect our research and development expenses to decrease as a percentage of our total revenue over the long term.

General and Administrative.    General and administrative expenses consist primarily of personnel costs (including salaries, benefits and stock-based compensation) for our executive, finance, human resources, IT and other administrative employees. In addition, general and administrative expenses include fees for third-party professional services, including consulting, legal and accounting services and other corporate expenses and allocated overhead. We expect our general and administrative expenses to continue to increase in absolute dollars for the foreseeable future as we become a public company and continue to invest in the growth of our business. However, we expect our general and administrative expenses to decrease as a percentage of our total revenue over the long term.

Results of Operations

The following table sets forth selected consolidated statements of operations data for each of the periods indicated:

	Year Ended April 30,		Eight Months Ended December 31,		Six Months Ended June 30,
	2012	2013	2012	2013	2013	2014
	(in thousands)
Support subscription and professional services revenue
Support subscription	$1,276	$7,739	$3,643	$11,415	$6,381	$11,054
Professional services	370	3,259	1,135	6,450	3,397	9,570

Total support subscription and professional services revenue	1,646	10,998	4,778	17,865	9,778	20,624
Cost of revenue
Support subscription	421	5,071	2,880	3,720	3,293	1,364
Professional services	974	5,862	3,053	9,990	4,924	11,101

Total cost of revenue	1,395	10,933	5,933	13,710	8,217	12,465

Gross profit (loss)	251	65	(1,155)	4,155	1,561	8,159
Operating expenses:
Sales and marketing	2,589	17,187	8,403	21,357	13,851	25,062
Research and development	6,881	12,070	6,768	14,621	8,596	16,159
General and administrative	2,384	7,598	3,487	14,368	12,143	10,609

Total operating expenses	11,854	36,855	18,658	50,346	34,590	51,830
Loss from operations	(11,603)	(36,790)	(19,813)	(46,191)	(33,029)	(43,671)
Interest and other income	84	215	159	152	88	176
Other expense	(1)	(52)	(49)	(129)	(26)	(4,965)

Loss before income tax expense (benefit)	(11,520)	(36,627)	(19,703)	(46,168)	(32,967)	(48,460)
Income tax expense (benefit)	1	11	8	45	16	(1,230)

Net loss	$(11,521)	$(36,638)	$(19,711)	$(46,213)	$(32,983)	$(47,230)

Comparison of the Six Months Ended June 30, 2013 and 2014

Revenue

	Six Months Ended June 30,
	2013	2014	$ Change	% Change
	(in thousands)
Support subscription revenue	$6,381	$11,054	$4,673	73%
Professional services revenue	3,397	9,570	6,173	182

Total support subscription and professional services revenue	$9,778	$20,624	$10,846	111

Support subscription revenue increased $4.7 million in the six months ended June 30, 2014 compared to the same period in 2013 due to the significant growth in our subscription customer base from 39 support subscription customers to 196 support subscription customers as well as sales of additional support subscriptions to our existing customers. The period-over-period increase was also impacted by a $2.0 million contra-revenue adjustment recorded in the period ended June 30, 2014 related to the accelerated vesting of shares issued to an affiliate of AT&T, as discussed under “—Overview” above.

Professional services revenue increased $6.2 million in the six months ended June 30, 2014 compared to the same period in 2013 due to the significant growth in our support subscription customer base from 39 support subscription customers to 196 support subscription customers and sales of additional professional services to our existing customers. While the percentage of total revenue from professional services for the six months ended June 30, 2014 on a GAAP basis was approximately 47% of total revenue, the percentage of total revenue from professional services before contra-revenue adjustments for the same period was approximately 42%, which is more in line with prior periods. See “Prospectus Summary—Summary Consolidated Financial Data” for further discussion of such contra-revenue adjustments.

Cost of revenue

	Six Months Ended June 30,
	2013	2014	$ Change	% Change
	(in thousands)
Cost of support subscription revenue	$3,293	$1,364	$(1,929)	(59)%
Cost of professional services revenue	4,924	11,101	6,177	125

Total cost of revenue	$8,217	$12,465	$4,248	52

Cost of support subscription revenue decreased $1.9 million in the six months ended June 30, 2014 compared to the same period in 2013. The decrease was due to a $2.5 million decrease in costs for joint engineering efforts with Microsoft to develop the Hortonworks Data Platform for Windows as such efforts were substantially completed by the end of 2013. The decrease was partially offset by a $0.5 million increase in employee costs related to our increased headcount.

Cost of professional services revenue increased $6.2 million in the six months ended June 30, 2014 compared to the same period in 2013. The increase was primarily due to a $3.2 million increase in employee compensation related to our increased headcount. In addition, subcontractor costs increased by $2.0 million and travel costs increased by $0.7 million.

Sales and marketing

	Six Months Ended June 30,
	2013	2014	$ Change	% Change
	(in thousands)
Sales and marketing	$13,851	$25,062	$11,211	81%

Sales and marketing expenses increased $11.2 million in the six months ended June 30, 2014 compared to the same period in 2013. The increase was primarily due to an $8.7 million increase in employee compensation related to our increased headcount. In addition, marketing expenses increased by $1.1 million and travel expenses increased by $0.8 million.

Research and development

	Six Months Ended June 30,
	2013	2014	$ Change	% Change
	(in thousands)
Research and development	$8,596	$16,159	$7,563	88%

Research and development expenses increased $7.6 million in the six months ended June 30, 2014 compared to the same period in 2013. The increase was primarily due to a $4.7 million increase in employee compensation related to our increased headcount. In addition, in the six months ended June 30, 2013, a significant portion of our research and development employees were supporting the joint engineering efforts with Microsoft to develop the Hortonworks Data Platform for Windows and, accordingly, the related costs of $2.5 million were included in cost of support subscription revenue.

General and administrative

	Six Months Ended June 30,
	2013	2014	$ Change	% Change
	(in thousands)
General and administrative	$12,143	$10,609	$(1,534)	13%

General and administrative expenses decreased $1.5 million in the six months ended June 30, 2014 compared to the same period in 2013. The decrease was primarily due to a legal settlement of $6.0 million which was recorded during the six months ended June 30, 2013. The decrease was partially offset by an increase in employee costs of $4.9 million due to our increased headcount.

Comparison of the Eight Months Ended December 31, 2012 and 2013

Revenue

	Eight Months Ended December 31,
	2012	2013	$ Change	% Change
	(in thousands)
Support subscription revenue	$3,643	$11,415	$7,772	213%
Professional services revenue	1,135	6,450	5,315	468

Total support subscription and professional services revenue	$4,778	$17,865	$13,087	274

Support subscription revenue increased $7.8 million in the eight months ended December 31, 2013 compared to the same period in 2012. The increase was primarily due to an increase in revenue of $3.8 million from the July 2012 Microsoft contract, under which we began recognizing revenue on a ratable basis in October 2012, and $1.1 million of net revenue ($1.5 million of gross revenue offset by $0.4 million of contra-revenue for the shares issued to an affiliate of AT&T, as described above) related to the AT&T contract, under which we began recognizing revenue on a ratable basis in October 2013. The remaining increase was due to the growth of our customer base from nine support subscription customers to 104 support subscription customers as well as sales of additional subscriptions to our existing customers.

Professional services revenue increased $5.3 million in the eight months ended December 31, 2013 compared to the same period in 2012. The increase was primarily due to the growth of our customer base from nine support subscription customers to 104 support subscription customers as well as sales of additional services to our existing customers.

Cost of revenue

	Eight Months Ended December 31,
	2012	2013	$ Change	% Change
	(in thousands)
Cost of support subscription revenue	$2,880	$3,720	$840	29%
Cost of professional services revenue	3,053	9,990	6,937	227

Total cost of revenue	$5,933	$13,710	$7,777	131

Cost of support subscription revenue increased $0.8 million in the eight months ended December 31, 2013 compared to the same period in 2012. The increase was due to increased headcount to support the growth of our customer base as well an increase of $0.3 million in costs for the development of the Hortonworks Data Platform for Windows.

Cost of professional services revenue increased $6.9 million in the eight months ended December 31, 2013 compared to the same period in 2012. The increase was primarily due to a $4.2 million increase in employee compensation related to our increased headcount. In addition, subcontractor costs increased by $1.6 million and travel costs increased by $0.9 million to support the increase in professional services revenue.

Sales and marketing

	Eight Months Ended December 31,
	2012	2013	$ Change	% Change
	(in thousands)
Sales and marketing	$8,403	$21,357	$12,954	154%

Sales and marketing expenses increased $13.0 million in the eight months ended December 31, 2013 compared to the same period in 2012. The increase was primarily due to a $9.8 million increase in employee compensation related to our increased headcount. In addition, travel costs increased by $1.3 million due to the increase in headcount and costs related to marketing events increased by $1.1 million.

Research and development

	Eight Months Ended December 31,
	2012	2013	$ Change	% Change
	(in thousands)
Research and development	$6,768	$14,621	$7,853	116%

Research and development expenses increased $7.9 million in the eight months ended December 31, 2013 compared to the same period in 2012. The increase was primarily due to a $5.9 million increase in employee compensation related to our increased headcount. In addition, subcontractor costs increased by $1.1 million and equipment costs increased by $0.8 million.

General and administrative

	Eight Months Ended December 31,
	2012	2013	$ Change	% Change
	(in thousands)
General and administrative	$3,487	$14,368	$10,881	312%

General and administrative expenses increased $10.9 million in the eight months ended December 31, 2013 compared to the same period in 2012. The increase was primarily due to a $6.0 million legal settlement and a $1.6 million increase in employee compensation related to our increased headcount. In addition, legal fees increased by $1.7 million primarily related to our legal proceedings and third-party consultant costs increased by $1.0 million as we continued to build out our general and administrative infrastructure.

Comparison of the Years Ended April 30, 2012 and 2013

Revenue

	Year Ended April 30,
	2012	2013	$ Change	% Change
	(in thousands)
Support subscription revenue	$1,276	$7,739	$6,463	507%
Professional services revenue	370	3,259	2,889	781

Total support subscription and professional services revenue	$1,646	$10,998	$9,352	568

Support subscription revenue increased $6.5 million in the year ended April 30, 2013 compared to the corresponding period in the prior year. The increase was primarily due to an increase in revenue of $7.1 million from Microsoft as we began recognizing revenue under the July 2012 Microsoft contract on a ratable basis in October 2012 and the growth of our customer base from two support subscription customers to 25 support subscription customers.

Professional services revenue increased $2.9 million in the year ended April 30, 2013 compared to the corresponding period in the prior year as we provided increased professional services following the general availability of the Hortonworks Data Platform in late 2012 as well as the growth of our customer base from two support subscription customers to 25 support subscription customers.

Cost of revenue

	Year Ended April 30,
	2012	2013	$ Change	% Change
	(in thousands)
Cost of support subscription revenue	$421	$5,071	$4,650	1,105%
Cost of professional services revenue	974	5,862	4,888	502

Total cost of revenue	$1,395	$10,933	$9,538	684

Cost of support subscription revenue increased $4.7 million in the year ended April 30, 2013 compared to the corresponding period in the prior year. The increase was due to an additional $3.9 million in costs for the development of the Hortonworks Data Platform for Windows as well as a $0.8 million increase due to employee headcount growth.

Cost of professional services revenue increased $4.9 million in the year ended April 30, 2013 compared to the corresponding period in the prior year. The increase was primarily due to a $3.6 million increase in employee compensation related to our increased headcount and an increase in travel costs of $0.6 million.

Sales and marketing

	Year Ended April 30,
	2012	2013	$ Change	% Change
	(in thousands)
Sales and marketing	$2,589	$17,187	$14,598	564%

Sales and marketing expenses increased $14.6 million in the year ended April 30, 2013 compared to the corresponding period in the prior year. The increase was primarily due to a $10.6 million increase in employee compensation related to our increased sales and marketing headcount. In addition, travel costs increased by $1.2 million, tradeshow costs increased by $0.8 million, advertising and promotion costs increased by $0.6 million, subscription software and web hosting costs increased by $0.4 million due to our increased marketing efforts and headcount growth, and allocated rent and occupancy costs increased by $0.3 million.

Research and development

	Year Ended April 30,
	2012	2013	$ Change	% Change
	(in thousands)
Research and development	$6,881	$12,070	$5,189	75%

Research and development expenses increased $5.2 million in the year ended April 30, 2013 compared to the corresponding period in the prior year. The increase was primarily due to a $6.9 million increase in employee compensation related to our increased headcount and a $0.6 million increase in subcontractor costs. These increases were partially offset by a $3.9 million increase in allocation from research and development costs to cost of support subscription revenue related to employees who were supporting the joint engineering efforts with Microsoft to develop the Hortonworks Data Platform for Windows.

General and administrative

	Year Ended April 30,
	2012	2013	$ Change	% Change
	(in thousands)
General and administrative	$2,384	$7,598	$5,214	219%

General and administrative expenses increased $5.2 million in the year ended April 30, 2013 compared to the corresponding period in the prior year. The increase resulted from an increase in employee costs of $1.9 million, legal fees of $2.1 million primarily related to our legal proceedings and third-party consultant costs of $0.6 million.

Quarterly Operating Results

The following unaudited quarterly statements of operations data for each of the six quarters in the period ended June 30, 2014 have been prepared on a basis consistent with our annual audited consolidated financial statements and include, in our opinion, all normal recurring adjustments necessary for the fair statement of the financial information contained in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future and the results in the periods presented are not necessarily indicative of results to be expected for any other period. The following quarterly financial data should be read in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this prospectus.

	Three Months Ended,
	Mar. 31, 2013	Jun. 30, 2013	Sep. 30, 2013	Dec. 31, 2013	Mar. 31, 2014	Jun. 30, 2014
Support subscription and professional services revenue
Support subscription	$3,028	$3,353	$3,831	$5,250	$4,289	$6,765
Professional services	1,636	1,761	2,329	2,897	4,248	5,322

Total support subscription and professional services revenue	4,664	5,114	6,160	8,147	8,537	12,087
Cost of revenue
Support subscription	1,688	1,605	1,702	917	589	775
Professional services	2,014	2,910	3,569	4,304	5,311	5,790

Total cost of revenue	3,702	4,515	5,271	5,221	5,900	6,565

Gross profit (loss)	962	599	889	2,926	2,637	5,522
Operating expenses:
Sales and marketing	6,564	7,287	7,733	8,557	10,193	14,869
Research and development	3,845	4,751	5,156	6,171	7,793	8,366
General and administrative	3,134	9,009	3,440	2,896	4,933	5,676

Total operating expenses	13,543	21,047	16,329	17,624	22,919	28,911
Loss from operations	(12,581)	(20,448)	(15,440)	(14,698)	(20,282)	(23,389)
Interest and other income	44	44	71	51	64	112
Other expense	(7)	(19)	(30)	(77)	(34)	(4,931)

Loss before income tax expense (benefit)	(12,544)	(20,423)	(15,399)	(14,724)	(20,252)	(28,208)
Income tax expense (benefit)	3	13	18	15	21	(1,251)

Net loss	$(12,547)	$(20,436)	$(15,417)	$(14,739)	$(20,273)	$(26,957)

Quarterly Trends in Revenue

Our quarterly revenue increased sequentially for the six quarters presented, primarily due to the increase in support subscription customers each quarter as well as additional sales of support subscription and professional services to our existing customers. The largest contributor to the increases in quarterly revenue for the three months ended December 31, 2013, March 31, 2014 and June 30, 2014 was revenue from Microsoft, comprising $2.6 million, $2.5 million and $2.5 million of support subscription revenue, respectively.

Quarterly Operating Expenses Trends

Operating expenses are primarily driven by headcount and headcount-related expenses, including share-based compensation expenses, and by sales and marketing initiatives. Our quarterly operating expenses generally increased sequentially for the six quarters presented, primarily due to increase in headcount and our growth. The three months ended June 30, 2013 included a legal settlement in general and administrative expenses of $6.0 million that caused our expenses to decrease from the three months ended June 30, 2013 to the three months ended September 30, 2013. Refer to Note 6 in the notes to our consolidated financial statements for further discussion regarding the nature of the legal settlement.

Liquidity and Capital Resources

As of June 30, 2014, our principal sources of liquidity were cash and cash equivalents and short-term investments totaling $79.1 million, which were held for working capital purposes. Our cash and cash equivalents are comprised primarily of money market funds. Our short-term investments are comprised primarily of commercial paper and corporate bonds.

The following table summarizes our cash flows for the periods indicated:

	Year Ended April 30,		Eight Months Ended December 31,		Six Months Ended June 30,
	2012	2013	2012	2013	2013	2014
	(in thousands)
Cash provided by (used in) operating activities	$(853)	$(31,968)	$(15,236)	$(29,833)	$(22,389)	$(30,120)
Cash provided by (used in) investing activities	(25,602)	13,152	6,979	(3,863)	8,320	(55,954)
Cash provided by (used in) financing activities	53,848	121	43	50,302	40,020	99,842

To date, we have financed our operations primarily through private placements of preferred stock and cash flow from operations. We believe that our existing cash and cash equivalents balance, together with cash generated from operations and our subsequent $50.0 million Series D preferred stock issuance in July 2014, will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months.

Our expected future capital requirements may depend on many factors including customer retention and expansion, the timing and extent of spending on platform development efforts, the expansion of sales, marketing and product management activities and ongoing investments to support the growth of our business in the United States and internationally. We may in the future enter into arrangements to acquire or invest in complementary businesses, services and technologies and intellectual property rights. We may be required to seek additional equity or debt financing in order to meet these future capital requirements. In the event that additional financing is required from outside sources, we may not be able to raise it on terms that are acceptable to us or at all. If we are unable to raise additional capital when desired, our business, results of operations and financial condition would be adversely affected.

Operating Activities

Our largest source of operating cash inflows is from sales of our support subscriptions and professional services. Our primary uses of cash from operating activities are for personnel costs, which are allocated across cost of sales, sales and marketing, research and development and general and administrative costs.

Operating activities for the six months ended June 30, 2014 used $30.1 million of cash compared to $22.4 million for the six months ended June 30, 2013. Additionally, accounts receivable increased by $6.4 million during the six months ended June 30, 2014 based on the timing of payments received from customers and the significant growth of our subscription customer base.

Operating activities for the eight months ended December 31, 2013 used $29.8 million of cash compared to $15.2 million for the eight months ended December 31, 2012. The increase was primarily driven by our net loss of $46.2 million for the eight months ended December 31, 2013 compared to a net loss of $19.7 million for the eight months ended December 31, 2012. Additionally, accounts receivable increased by $5.7 million during the eight months ended December 31, 2013 based on the timing of payments received from customers and the significant growth of our subscription customer base. These factors were partially offset by an increase in deferred revenue of $10.7 million for the eight months ended December 31, 2013 due to the increase in our support subscription customer base compared to the prior period coupled with our ratable revenue recognition as a result of our lack of VSOE for support subscription revenue.

Operating activities for the year ended April 30, 2013 used $32.0 million of cash compared to $0.9 million for the year ended April 30, 2012. The increase was primarily driven by our net loss of $36.6 million for the year ended April 30, 2013 compared to a net loss of $11.5 million for the year ended April 30, 2012. In addition, accounts receivable increased by $5.9 million for the year ended April 30, 2013 based on the timing of payments received from customers and the significant growth of our support subscription customer base compared to the prior year. These factors were partially offset by an increase in deferred revenue of $6.7 million for the year ended April 30, 2013 due to the increase in our support subscription customer base compared to the prior period coupled with our ratable revenue recognition as a result of our lack of VSOE for support subscription revenue.

Investing Activities

Investing activities for the six months ended June 30, 2014 used $56.0 million of cash compared to $8.3 million generated for the six months ended June 30, 2013. The increase in cash used was primarily driven by an increase in purchases of investments of $61.5 million for the six months ended June 30, 2014 compared to the six months ended June 30, 2013. This was partially offset by an increase in maturity of short term investments of $1.0 million for the six months ended June 30, 2014.

Investing activities for the eight months ended December 31, 2013 used $3.9 million of cash compared to cash provided by investing activities of $7.0 million for the eight months ended December 31, 2012. The decrease was primarily driven by an $11.3 million decrease in the maturity of short-term investments for the period ended December 31, 2013 compared to the prior period.

Investing activities for the year ended April 30, 2013 generated $13.2 million of cash compared to $25.6 million used for the year ended April 30, 2012. The increase was primarily driven by an $11.5 million decrease in investments purchased and $27.9 million in proceeds from the sale and maturity of investments compared to the prior year.

Financing Activities

Financing activities for the six months ended June 30, 2014 generated $99.8 million of cash compared to $40.0 million for the six months ended June 30, 2013. The increase was primarily driven by sale of the Company’s Series D preferred stock of $99.7 million during the six months ended June 30, 2014.

Financing activities for the eight months ended December 31, 2013 generated $50.3 million of cash compared to $43 thousand for the eight months ended December 31, 2012. The increase was primarily driven by sale of the Company’s Series C preferred stock of $49.8 million during the period ended December 31, 2013.

Financing activities for the year ended April 30, 2013 generated $0.1 million of cash compared to $53.8 million for the year ended April 30, 2012. The decrease was primarily driven by the $53.0 million issuance of preferred stock in the prior year.

Deferred Revenue and Backlog

Our deferred revenue, which consists of billed but unrecognized revenue, was $39.0 million as of June 30, 2014.

Our total backlog, which we define as including both cancellable and non-cancellable portions of our customer agreements that we have not yet billed, was $21.3 million as of June 30, 2014. The timing of our invoices to our customers is a negotiated term and thus varies among our support subscription agreements. For multiple-year agreements, it is common for us to invoice an initial amount at contract signing followed by subsequent annual invoices. At any point in the contract term, there can be amounts that we have not yet been contractually able to invoice. Until such time as these amounts are invoiced, we do not recognize them as revenue, deferred revenue or elsewhere in our consolidated financial statements. The change in backlog that results from changes in the average non-cancelable term of our support subscription arrangements may not be an indicator of the likelihood of renewal or expected future revenue, and therefore we do not utilize backlog as a key management metric internally and do not believe that it is a meaningful measurement of our future revenue.

Contractual Obligations and Other Commitments

The following table summarizes our contractual obligations as of December 31, 2013:

	Payments Due by Period
Contractual Obligations:	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years	Total
	(in thousands)
Operating leases(1)	$2,299	$4,462	$—	$—	$6,761

Total contractual obligations	$2,299	$4,462	$—	$—	$6,761

(1)	Operating leases consist of total future minimum rent payments under non-cancelable operating lease agreements.

Off-Balance Sheet Arrangements

Through December 31, 2013, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities, that would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Quantitative and Qualitative Disclosures about Market Risk

Our primary exposure to market risk relates to interest rate changes. We had cash and cash equivalents and short-term investments totaling $38.5 million as of December 31, 2013 and $79.1 million as of June 30, 2014. Cash and cash equivalents are comprised primarily of money market funds. Our short-term investments are primarily comprised of corporate bonds and commercial paper. The cash and cash equivalents are held for working capital purposes. Our investments are made for capital preservation purposes. We do not enter into investments for trading or speculative purposes. Because of the short-term nature of the instruments in our portfolio, a sudden change in market interest rates would not be expected to have a material impact on our consolidated financial statements.

Critical Accounting Polices and Estimates

We prepare our consolidated financial statements in accordance with GAAP. In the preparation of these consolidated financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses and related disclosures. To the extent that there are material differences between these estimates and actual results, our financial condition or operating results would be affected. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. We refer to accounting estimates of this type as critical accounting policies and estimates, which we discuss below.

Revenue Recognition

Apache Hadoop is a freely available open source based software platform. While it has emerged as an enabling technology for the modern data center architecture, there are limitations related to the traditional Hadoop offering that may inhibit broad adoption by enterprises. Our software development efforts are thus focused on creating an enterprise-grade Hadoop platform by working in concert with the Apache community to develop the Hortonworks Data Platform (HDP).

HDP is available under an Apache open source license. Open source software is an alternative to proprietary software and represents a different model for the development and licensing of commercial software code than that typically used for proprietary software. Because open source software code is generally freely shared, we typically do not generate any direct revenue from our software development activities.

We generate the predominant amount of our revenue through support (support subscription) and consulting and training services (professional services) arrangements with our enterprise customers. We provide telephone support, security updates, bug fixes, functionality enhancements and upgrades to the technology and new versions of the software, if and when available. Our professional services provide assistance in the implementation process and training related activities.

Under our support subscription and professional services arrangements, revenue is recognized when (i) persuasive evidence of an arrangement exists; (ii) the services have been delivered; (iii) the arrangement fee is fixed or determinable; and (iv) collectability is reasonably assured.

Support subscription revenue

In single-element arrangements, support subscription fees are recognized on a ratable basis over the support subscription term. Our support subscription arrangements do not contain refund provisions for fees earned related to services performed.

Professional services revenue

Professional services revenue is derived from customer fees for consulting services engagements and training services. Our consulting services are provided primarily on a time and materials basis and, to a lesser extent, a fixed fee basis, and training services are priced based on attendance. Revenue from professional services, when such services are sold in single-element arrangements, is recognized as the services are performed.

Multiple-element arrangements

Our multiple-element arrangements include support subscription combined with professional services. We have not yet established vendor-specific objective evidence of fair value (VSOE) for support subscription, and we recognize revenue on a ratable basis over the period beginning when both the support subscription and professional services have commenced, and ending at the conclusion of the support subscription or professional services period, whichever is longer. Under our multiple element arrangements, the support subscription element generally has the longest service period and the professional services element is performed during the earlier part of the support subscription period.

Our agreements with customers often include multiple support subscription and/or professional service elements, and these elements are sometimes included in separate contracts. We consider an entire customer arrangement to determine if separate contracts should be considered linked arrangements for the purposes of revenue recognition.

Revenue recognition requires judgment, including whether a software arrangement includes multiple elements and, if so, whether VSOE exists for those elements. A portion of revenue may be recorded as unearned due to undelivered elements. Changes to the elements in a software arrangement, the ability to identify the VSOE for those elements and the fair value of the respective elements could materially impact the amount of earned and unearned revenue in a given period.

Revenue from Strategic Relationships and Reseller Arrangements

We have strategic relationships and reseller arrangements with third parties whereby our support subscription is bundled with those third parties’ products and services. Under these arrangements, we are not the primary obligor for what is ultimately sold by the the third parties to their end customers. The amount recognized as revenue represents the amount due to us from the third parties.

Equity instruments issued to customers

We have entered into warrant and share purchase agreements with certain customers. For such arrangements, the fair value of the underlying securities is recognized as contra-revenue to the extent cumulative revenue from the customer is available to offset the fair value of the security on the measurement date. If cumulative revenue from the customer is less than the fair value of the security, the excess is recorded as cost of sales. See additional discussion at Notes 8 and 16 to our consolidated financial statements for further discussion.

Stock-Based Compensation

We recognize compensation costs related to stock options granted to employees based on the estimated fair value of the awards on the date of grant, net of estimated forfeitures. We estimate the grant date fair value, and the resulting stock-based compensation expense, using the Black-Scholes option-pricing model. The grant date fair value of the stock-based awards is recognized on a straight-line basis over the requisite service period, which is the vesting period of the respective awards.

The Black-Scholes option-pricing model requires the use of highly subjective and complex assumptions, including the expected term and the price volatility of the underlying stock, which determine the fair value of stock-based awards. These assumptions include:

•	Expected term. We estimate the expected term for stock options using the simplified method due to the lack of historical exercise activity for us. The simplified method calculates the expected term as the midpoint between the vesting date and the contractual expiration date of the award.

•	Expected volatility. Since we do not have a trading history of our common stock, the expected volatility was derived from the average historical stock volatilities of several unrelated public companies within our industry that we consider to be comparable to our business over a period equivalent to the expected term of the stock option grants.

•	Risk-free interest rate. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for the expected term of the stock-based award.

•	Expected dividend. The expected dividend is assumed to be zero as we have never paid dividends and have no current plans to pay any dividends on our common stock.

In addition to the assumptions used in the Black-Scholes option-pricing model, we must also estimate a forfeiture rate to calculate the stock-based compensation for our awards. Our forfeiture rate is based on an analysis of our actual forfeitures. We will continue to evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover, and other factors. Quarterly changes in the estimated forfeiture rate can have a significant impact on our stock-based compensation expense as the cumulative effect of adjusting the rate is recognized in the period the forfeiture estimate is changed. If a revised forfeiture rate is higher than the previously estimated forfeiture rate, an adjustment is made that will result in a decrease to the stock-based compensation expense recognized in our financial statements. If a revised forfeiture rate is lower than the previously estimated forfeiture rate, an adjustment is made that will result in an increase to the stock-based compensation expense recognized in our financial statements.

We will continue to use judgment in evaluating the expected volatility, expected terms and forfeiture rates utilized for our stock-based compensation calculations on a prospective basis. As we continue to accumulate additional data related to our common stock, we may have refinements to the estimates of our expected volatility, expected terms and forfeiture rates, which could impact our future stock-based compensation expense.

The determination of the grant date fair value of options using an option-pricing model is affected by our estimated common stock fair value, as well as assumptions regarding a number of other complex and subjective variables. Historically, for all periods prior to this initial public offering, the fair values of the shares of common stock underlying our share-based awards were estimated on each grant date by our board of directors. In order to determine the fair value of our common stock underlying option grants, our board of directors considered, among other things, contemporaneous valuations of our common stock prepared by an unrelated third-party valuation firm in accordance with the guidance provide by the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Given the absence of a public trading market of our common stock, our board of directors exercised reasonable judgment and considered a number of other objective and subjective factors to determine the best estimate of the fair value of our common stock, including; issuances of preferred stock and the rights, preferences and privileges of our preferred stock relative to those of our common stock; and the likelihood of achieving a liquidity event, such as an initial public offering or sale given prevailing market conditions.

In determining a fair value for our common stock, we estimated the enterprise value of our business using the market approach. The market approach estimates the fair value of a company by applying market multiples of comparable publicly-traded companies in the same industry or similar lines of business. The market multiples are based on key metrics implied by the enterprise values of comparable publicly-traded companies. The estimated enterprise value is then allocated to the common stock using a combination of the Probability Weighted Expected Return and the Option Pricing Methods.

For valuations after the completion of this offering, our board of directors will determine the fair value of each share of underlying common stock based on the closing price of our common stock in the stock market, as reported on the date of grant.

Loss contingencies

We are subject to the possibility of various loss contingencies arising in the ordinary course of business. We consider the likelihood of loss or impairment of an asset, or the incurrence of a liability, as well as our ability to reasonably estimate the amount of loss, in determining loss contingencies. An estimated loss contingency is accrued when it is probable that an asset has been impaired or a liability has been incurred and the amount of loss can be reasonably estimated. If we determine that a loss is possible and the range of the loss can be reasonably determined, then we disclose the range of the possible loss. We regularly evaluate current information available to us to determine whether an accrual is required, an accrual should be adjusted or a range of possible loss should be disclosed.

Recently Issued and Adopted Accounting Pronouncements

Under the JOBS Act, we meet the definition of an “emerging growth company.” We have irrevocably elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act.

On May 28, 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The new standard is effective for us on January 1, 2017. Early application is not permitted. The standard permits the use of either the retrospective or cumulative effect transition method. We are evaluating the effect that ASU 2014-09 will have on our consolidated financial statements and related disclosures. We have not yet selected a transition method nor have we determined the effect of the standard on our ongoing financial reporting.

BUSINESS

Company Overview

Our mission is to establish Hadoop as the foundational technology of the modern enterprise data architecture.

We seek to advance the market adoption of Hadoop and provide enterprises with a new data management solution that enables them to harness the power of big data to transform their businesses through more effective and efficient management of their valuable data assets. A Hadoop cluster combines commodity servers with local storage and an open source software distribution to create a reliable distributed compute and storage platform for large data sets scalable up to PBs, with thousands of servers or nodes.

Our solution is an enterprise-grade data management platform built on a unique distribution of Apache Hadoop and powered by YARN. We continuously drive innovation in the Apache community with a mission to further Hadoop’s development for enterprises of all types and sizes. Our platform deeply integrates with key data center technologies to enable best-of-breed data architectures and enables our customers to collect, store, process and analyze increasing amounts of existing and new data types in a way that augments rather than replaces their existing data center infrastructure.

We employ a differentiated approach in that we are committed to serving the Apache Software Foundation open source ecosystem and to sharing all of our product developments with the open source community. We support the community for open source Hadoop, and employ a large number of core committers to the various Enterprise Grade Hadoop projects. We believe that keeping our business model free from architecture design conflicts that could limit the ultimate success of our customers in leveraging the benefits of Hadoop at scale is a significant competitive advantage.

We are recognized as a leader in Hadoop by Forrester Research based on the strengths of our current offering and our strategy, and we have invested to enhance our position through the introduction of our Enterprise Grade Hadoop platform. Our Enterprise Grade Hadoop platform addresses modern data requirements and enables enterprises to significantly increase their data under management and their business productivity with this data.

We were founded in 2011 when our early senior management team, led by our current Chief Executive Officer Rob Bearden, partnered with a core team of Hadoop developers and engineers from Yahoo! with a goal of expanding upon the early technology developed by Yahoo! in Hadoop, the initial rights to which we obtained from Yahoo!. During 2012 we launched our Enterprise Grade Hadoop platform, the Hortonworks Data Platform for which we provide support subscriptions and professional services. As of June 30, 2014, we had 196 support subscription customers (which we generally define as an entity with an active support subscription) and 291 total customers, including professional services customers, across a broad array of company sizes and industries. We have entered into contracts to establish strategic relationships with Hewlett-Packard Company, Microsoft Corporation, Rackspace Hosting, Inc., Red Hat, Inc., SAP AG, Teradata Corporation and Yahoo! Inc. focused on tightly integrated development, marketing and support strategies to maximize the success of our solutions. Consistent with our open source approach, we generally make the Hortonworks Data Platform available free of charge and derive the predominant amount of our revenue from customer fees from support subscription offerings and professional services.

We have achieved significant growth in recent periods. For the years ended April 30, 2012 and 2013 our revenue was $1.6 million and $11.0 million, respectively. Effective May 1, 2013, we changed our fiscal year end from April 30 to December 31. For the eight months ended December 31, 2012 and

2013, our revenue was $4.8 million and $17.9 million, respectively. For the six months ended June 30, 2013 and 2014, our revenue was $9.8 million and $20.6 million, respectively. We experienced net losses of $11.5 million and $36.6 million for the years ended April 30, 2012 and 2013, respectively, $19.7 million and $46.2 million for the eight months ended December 31, 2012 and 2013, respectively, $33.0 million and $47.2 million for the six months ended June 30, 2013 and 2014, respectively, and $77.4 million for the twelve months ended June 30, 2014.

Industry Overview

Major technology innovations such as social media, mobile and cloud computing, new web-based applications, such as SaaS and the Internet of Things, in which devices with sensors and actuators transmit increasing amounts of data automatically, have created an always-on, constantly connected society that is putting increasing pressure on enterprise data center infrastructure. Enterprises are facing rapidly escalating costs and complexity associated with adjusting to these new realities and managing the resulting data proliferation in their data centers. Enterprises are struggling to manage these pressures efficiently while seeking to enable more proactive and interactive business applications that harness and leverage the power of big data.

The increase in volume, velocity and variety of data is creating significant challenges to enterprise data management resources and is disrupting the way enterprises design their data infrastructure.

International Data Corporation, or IDC, estimates that data will grow exponentially in the next decade, from 2.8 zettabytes, or ZB, of data in 2012 to 40 ZBs by 2020. This increase in data volume is forcing enterprises to upgrade their data center architecture and better equip themselves both to store and to extract value from vast amounts of data. According to IDG Enterprise’s Big Data Survey, by late 2014, 31% of enterprises with annual revenues of $1 billion or more expect to manage more than one PB of data. In comparison, as of March 2014 the Library of Congress had collected only 525 TBs of web archive data, equal to approximately half a petabyte and two million times smaller than a zettabyte.

Enterprises are not only inundated with increasing amounts of data but also struggle with managing more types of data that are less easily managed by traditional data center architectures. Historically, enterprises focused primarily on managing data from dedicated and disparate data center systems, including enterprise resource planning, or ERP, and customer relationship management, or CRM, systems. To store and process these types of data, enterprises were able to utilize relational database management systems optimized for analyzing preselected, structured data stored within isolated silos.

The increasing variety of data, including new unstructured data types such as clickstream data, geo-location data, sensor and machine data, sentiment data, server log data and other data generated by emails, documents and other file types, is fueling the exponential growth in the aggregate amount of data that has the potential to be captured and managed by the enterprise. These massive quantities of new, context-rich data have historically not been captured, managed or analyzed by the enterprise since traditional data center architectures were designed for smaller volumes of primarily structured data types, and cannot effectively handle the increases in volume, velocity and variety of data. Even recent innovations in database technologies that were purpose-built for specific use cases, including a variety of new database approaches, such as non-relational databases referred to as NoSQL approaches, fail to meet today’s increasing data management requirements.

In addition, enterprises want to do more with data by extracting value from the increasing quantities and varieties of context-rich data to create more intelligent applications and to increase business productivity. According to Forrester Research, most firms estimate that they are analyzing only 12% of the data they have under management. The unanalyzed 88% represents a missed opportunity for additional insight; however, traditional data center architectures restrict enterprises’ ability to capture and process new types of data and bring this data under management.

Enterprises are pursuing deeper insights and competitive advantage by augmenting structured data management with new types of unstructured data. Combining structured and unstructured data types provides additional context and intelligence from data and enables developers to unlock a virtually unlimited set of use cases across all industries. For example, harnessing the power of this unanalyzed data has already made possible many new revenue generating applications including the ability to analyze brand sentiment, improve fraud protection, leverage genomic data for medical trials and pursue website optimization. We believe that enterprises are realizing the potential opportunities that can be unlocked with this data. For example, according to a 2013 research survey by Gartner, 64% of enterprises were investing or planning to invest in big data technology in 2013, up from 58% in 2012.

The traditional data center architecture has not enabled enterprises to solve the requirements associated with managing the increase in volume, velocity and variety of their data or leveraging their data to create more intelligent applications that enable business transformation.

•	Traditional data warehouses are constrained by structure and capacity limitations. Traditional data warehouse solutions such as massive parallel processing, or MPP, databases are optimized for structured data stored in relational databases. These solutions store preselected types of data in a predetermined, specific form, or schema, and are unable to natively process unstructured data, restricting their ability to create insight by using both structured and unstructured data sets. This process of constraining the data to a specific schema, or schema-on-write, structurally limits the types of data that can be stored and used in traditional data architectures to mostly structured datasets. Additionally, traditional data warehouse solutions cannot scale in a cost-effective manner with the growth in data volumes, which effectively limits the analytic capacity of such databases.

•	Traditional software analytic tools as well as next generation business intelligence tools are not optimized to natively process and analyze new types of data. Traditional and next generation software analytic tools were designed to be deployed on top of relational databases and provide analytics reporting and virtualization. These analytic tools are dependent on underlying relational databases for data access, and are optimized for providing intelligence from pre-selected data that has been prepared for specific analyses. However, this approach fails to provide visibility into data that has not been preselected, or that sits outside relational databases.

•	High-end storage arrays used for database workloads are prohibitively expensive for enterprises to scale. While high-end storage arrays are designed to store high volumes that can be provisioned for data workloads, for enterprise data warehouse systems, each TB of data stored can cost in the range of $40,000 to $100,000, making managing the immense and increasing volume of data economically infeasible.

•	Cloud approaches are constrained by performance and compliance limitations. Recent innovations in cloud computing have helped increase business agility and workload efficiency. While big data processing operates optimally when compute and storage are co-located, some cloud computing architectures encourage a decoupling of compute and storage in order to optimize delivery of computing power while minimizing the cost of storage. This means that big data processing must retrieve data from cloud storage separately for any computational analysis, leading to latency, throughput and other scalability challenges. Moreover, corporate and government regulations can inhibit the kinds of datasets enterprises are willing or able to store in the cloud.

As a result of these limitations, enterprises are seeking new technologies to collect, store and access higher volumes, velocity and variety of data in a cost-effective manner, and to gain more actionable insight from their increasingly complex and growing data stores. Enterprises need to upgrade their data center architectures to enable them to bring large volumes of data under management and to process and analyze multiple types of data in innovative ways.

Apache Hadoop has emerged as a robust, open source technology that empowers enterprises to solve the growing problems associated with big data.

Hadoop was originally developed in the early 2000s. Partnering with the Apache Hadoop community, Yahoo! led major innovations in the technology to help tackle big data challenges and operate its business at scale. The traditional Hadoop (i.e., Hadoop Version 1.x) offering is largely a batch system that enables users to manage data at scale, but requires siloed computing clusters by application with pre-selected data sets, thus limiting accessibility, interoperability and overall value. Incremental attempts to improve traditional Hadoop focused on bolting on data warehousing and analytics functionality as well as basic levels of security and operations management, which were available through a mix of separate open source projects or commercially available software. This innovation demonstrated the early promise of Hadoop in enabling enterprises to address their big data requirements, but traditional Hadoop still lacks the breadth of functionality and resiliency that would enable it to be deployed more broadly by enterprises in production use cases.

YARN enhances Hadoop to enable enterprise functionality required for a modern data center architecture that meets today’s increasing enterprise data needs.

To improve on this early functionality, Hortonworks engineers created the initial architecture for YARN and developed the technology for it within the Apache Hadoop community, leading to the release of YARN in October 2013. This technology advancement transformed Hadoop (i.e., Hadoop Version 2.x) into a platform that allows for multiple ways of interacting with data, including interactive SQL processing, real-time processing and online data processing, along with its traditional batch data processing. Several early vendors of traditional Hadoop have not made the transition from the bolt on architecture of traditional Hadoop to fully embracing YARN in their respective offerings. YARN is a significant innovation in that it eliminates the need to silo data sets and reduces total cost of ownership by enabling a single cluster to store a wide range of shared data sets on which mixed workloads spanning batch, interactive and real-time use cases can simultaneously process with predictable service levels. YARN is designed to serve as a common data operating system that enables the Hadoop ecosystem to natively integrate applications and leverage existing technologies and skills while extending consistent security, governance and operations across the platform. With these capabilities, YARN can facilitate mainstream Hadoop adoption by enterprises of all types and sizes for production use cases at scale.

Enterprises require a modern data center architecture built on an enterprise-grade Hadoop platform powered by YARN to meet today’s increasing enterprise big data needs.

Enterprises are facing an increasing need to adopt big data strategies that will help them modernize their data center architectures, control costs and transform their businesses to succeed in an increasingly digital world. Inherent in this shift is a move from the post-transaction, reactive analysis of subsets of data to a new model of pre-transaction, interactive insights across a comprehensive and integrated dataset. We believe that organizations that successfully adopt a big data strategy will succeed, whereas organizations that fail to implement modern data architectures will struggle to sustain competitive advantages.

Although Hadoop has emerged as a critical enabling technology of the modern data center architecture, its batch processing roots and relative immaturity with respect to key capabilities such as high availability, management and security limit how broadly traditional Hadoop can be deployed by most enterprises.

We believe that an enterprise-grade Hadoop solution must meet certain requirements to create and accelerate widespread market adoption and enable the modern data center architecture. We refer to this set of requirements as Enterprise Grade Hadoop, and believe they include:

•	Capability to centrally manage new and existing data types. Enterprises must be able to create an integrated repository of data from internal and external data sources that includes both structured and unstructured data, or a data lake, and provide broad and flexible access for processing engines.

•	Ability to run multiple applications on a common data architecture. Users must be able to create and deploy applications on a common data architecture that can access and interact with data in a wide variety of ways, spanning batch, interactive and real-time use cases.

•	High availability and enterprise-grade security, management and governance. Enterprises need a common platform to provide access to all data simultaneously and extend consistent enforcement of policy across data security, data governance and operational requirements such as provisioning, monitoring and high availability.

•	Interoperability with new and existing data center infrastructure investments. IT departments benefit from flexibility in designing a modern data architecture that leverages the best features of a traditional data center ecosystem. The platform must integrate with new and existing storage and computing systems in addition to databases, data warehouse and business intelligence software to create actionable insight that leverages existing investments and skills.

•	Stability and dependability. Enterprises require a platform that integrates the latest innovations from the open source community into a thoroughly tested, resilient offering that has been certified for enterprise deployment.

•	Scalability and affordability. Enterprises must be able to scale compute and storage capacity in a cost-efficient manner, including provisioning, managing, monitoring and operating Hadoop clusters at scale and capturing new data types under management.

•	Predictive and real-time analytic capability. Enterprises are using proactive customer interaction and predictive analytics to help transform their business. The platform must be able to provide the compute capability necessary to perform the advanced statistical and machine learning algorithms required to explore and analyze all types and volumes of data and discover new patterns.

•	Deployment flexibility. Enterprises benefit from a native cross-platform approach that has the flexibility to run on Windows or Linux and that can be deployed on premise or across public and private cloud environments simultaneously.

We believe that only with a platform that addresses each of these needs will enterprises be able to transform their businesses by adopting a modern data architecture that solves their increasing data management requirements. Enterprise Grade Hadoop is fundamental to this architectural shift and can turn what was traditionally viewed as a cost center into a revenue generator by enabling new business applications that harness the power of big data.

Our Opportunity

Big data and analytics initiatives are a key driver of infrastructure spending as the transformation to data-driven enterprises continues. IDC projects that the Worldwide Big Data Technology and Services market, which spans hardware, software and services, will reach $32 billion by 2017. Hadoop for many is synonymous with big data since it plays a foundational role in powering modern enterprise data architectures. According to an industry source, the global Hadoop market spanning hardware, software and services is expected to grow from $2.0 billion in 2013 to $50.2 billion by 2020, representing a CAGR of 58%. While still in early phases of adoption, Hadoop has already generated tremendous value by enabling enterprises to cost effectively address the growth of their data, and to do more with this data.

We believe that Enterprise Grade Hadoop brings significant additional value to the entire data center ecosystem far beyond traditional Hadoop’s value proposition for batch processing. Enterprise Grade Hadoop’s ability to store, interactively access and gain value from mass quantities and varieties of data has the potential to enable substantial growth in a variety of established markets. For example, as more data is brought under management, Enterprise Grade Hadoop is able to multiply the value of new and existing business intelligence applications and enterprise data warehouse deployments. These capabilities allow Enterprise Grade Hadoop to create its own growing market, while also creating the potential for existing large markets to grow even larger, thus empowering our ecosystem to promote the value of Enterprise Grade Hadoop.

Our Solution

We are a leading provider and distributor of an Enterprise Grade Hadoop solution that is enabling a re-platforming of data center architectures to harness the power of big data for the enterprise. Our solution is an enterprise-grade data management platform that is built on Apache Hadoop and powered by YARN, and we continuously drive innovation within the Apache community with a mission to further Hadoop’s development for the enterprise.

Our Enterprise Grade Hadoop solution enables our customers to capture, store, process and analyze increasing amounts of existing and new data types without the need to replace their existing data center infrastructure. Our differentiated approach accelerates the market adoption of Hadoop. Our business model is free from architecture design conflicts that could otherwise limit the ultimate success of our customers in leveraging the benefits of this critical technology at scale.

We provide support subscription offerings and related professional services around the Hortonworks Data Platform, which is our open source software distribution of Apache Hadoop and associated projects. We developed the Hortonworks Data Platform to address the limitations of traditional Hadoop. The Hortonworks Data Platform provides the following benefits:

•	Maximizes data access to drive business transformation. Our solution integrates all data types into data lakes that allow our customers to increase the scope and quality of their data management. Our solution breaks down traditional data silos and allows enterprises to store and process all of their data in native formats, or schema-on-read, and enables the combination of multiple context-rich data types to solve the limitations of the traditional data architectures. Our solution not only drives down data management costs but also enables business transformation through the creation of new applications that leverage the power of big data to drive richer customer engagement and new revenue opportunities.

•	Common data operating system that powers big data applications. The Hortonworks Data Platform leverages the benefits of YARN to create a common data operating system that natively integrates with Hadoop. Our solution enables new and existing applications to integrate seamlessly with Hadoop. It does so by supporting all big data scenarios—from batch to interactive to real-time and streaming.

•	Purpose-built for the enterprise. We engineer and certify Apache Hadoop with a focus on extending traditional Hadoop with the robust capabilities required by the enterprise such as high availability, governance, security, provisioning, management and performance monitoring.

•	Rigorously tested and hardened for deployment at scale. We certify and incorporate the most recent innovations from the Apache Hadoop community into the Hortonworks Data Platform releases. Our strategic relationships with leading cloud scale companies enable us to test and harden our platform in the most demanding production environments, assuring high quality and resilient releases at scale. We deliver value to support subscription customers by reducing implementation risk, accelerating time-to-value and helping support subscription customers scale more rapidly.

•	Enables best-of-breed data center architectures. We designed our data management platform to be fully open and integrate with new and existing investments within the data center infrastructure. Our solution enables our customers to design best-of-breed data center architectures that are optimized for their needs and that leverage existing skills, tools and processes. We have strong relationships with established system integration partners, including: Accenture, CSC, Think Big Analytics and Wipro. Our solution is designed to work with new big data technologies that are complementary to Hadoop.

•	Compelling return on investment. Our solution enables our customers to modernize their data architectures and optimize their investments supporting their big data strategy. Hadoop generates substantial long-term value as data under management increases. Our solution enables our customers to leverage existing investments and increase use of commodity hardware. For example, the annual cost of managing a raw TB of data with the Hortonworks Data Platform and commodity hardware can be 10 to 100 times less expensive than using high-end storage arrays. Moreover, traditional data center approaches do not enable the breadth of big data applications that are possible with our solution, and that present significant new revenue opportunities.

•	Real-time, predictive and interactive analytics. Our solution enables our customers to move from post-transaction, reactive analysis of subsets of data stored in silos to a world of pre-transaction, interactive insights across all data with the potential to enhance competitive advantages and transform businesses. Our platform provides a flexible and robust solution capable of supporting the advanced statistical and machine learning algorithms required to explore and analyze both structured and unstructured data.

•	Superior deployment flexibility. Our focus on deep integration with existing data center technologies enables the leaders in the data center to easily adapt and extend their platforms. We designed our solution to support a wide range of deployments. We are differentiated in our ability to natively support deployments across Linux, Windows, hardware appliance and public and private cloud platforms simultaneously.

Our Differentiated Approach

We are committed to serving the Apache Software Foundation open source ecosystem and to sharing all of our product developments with the open source community. We support the community for open source Hadoop, and employ a large number of core committers to the various Enterprise Grade Hadoop projects. A committer is an individual who is able to modify the source code of a particular open source project and then “commit” those changes to the central repository. This commitment allows us to drive the innovation of Hadoop’s core open source technology, define a roadmap for the future, ensure predictable and reliable enterprise quality releases, and provide comprehensive, enterprise-class support.

To date, our engineers have contributed significantly to the innovation of YARN, as well as data management, data access, governance, security and operations capabilities to the Hadoop platform consistent with our open source approach. Our focus on open development, our large committer employee base and our broad understanding of Hadoop technology have allowed us to deliver superior services that are specifically designed to enable Enterprise Grade Hadoop.

We are focused on going to market with a 100% open source solution. This focus allows us to collectively provide the product management guidance for Enterprise Grade Hadoop to mainstream enterprises and our partner ecosystem, and further innovate the core of Hadoop. We believe our approach is unique and that our commitment to advancing the development of Hadoop has helped establish us as a market leader. For example, we have recently been recognized by Forrester Research as a leader in Hadoop.

In addition, our focus on creating an open source solution that integrates with existing data center technologies and skills has allowed us to establish a thriving network of partners and leaders across the data center ecosystem. We have developed distribution and reseller partnerships with companies within the big data marketplace, including Hewlett-Packard Company, Microsoft Corporation, Rackspace Hosting, Inc., Red Hat, Inc., SAP AG, Teradata Corporation and Yahoo! Inc. We have leveraged this integration and these partnerships to enable the ecosystem to bring more data under management and accelerate Hadoop adoption in the enterprise.

Our Strategy

We were founded in 2011 to enable Hadoop to be the enterprise data platform that powers the modern data architecture. We intend to grow our business by focusing on the following strategies:

•	Continue to innovate and extend Hadoop’s enterprise data platform capabilities. Addressing the needs of the enterprise through Hadoop is our core mission. We plan to continue our commitment to innovating and developing the various open source Hadoop projects that will continue to enhance the capabilities of this critical big data technology.

•	Establish Hadoop as the industry standard for the modern enterprise data architecture and Hortonworks as the trusted Enterprise Grade Hadoop provider. We intend to continue our focus on accelerating the market adoption of Hadoop by enterprises of all sizes and in all vertical markets. In order to achieve this goal, we intend to leverage our leadership position in the market to strengthen the quality and capabilities of Enterprise Grade Hadoop by continually enhancing its governance, security and operations capabilities, rigorously testing new versions of Enterprise Grade Hadoop and strengthening our leadership position as a trusted distributor for enterprise Hadoop deployments.

•	Continue to support and foster growth in the Hadoop ecosystem. We are committed to supporting the community deploying Enterprise Grade Hadoop as well as maintaining the interoperability of our platform by enabling leaders in the data center to easily extend their products to integrate with Enterprise Grade Hadoop. This combination of our open solution and our ecosystem of more than 500 partners provides compelling solutions for enterprises across a wide variety of use cases.

•	Focus on renewing and extending existing customer deployments. We believe that our solution offers increasingly more value as data under management scales. As data under management increases and return on investment is realized, existing deployments expand and new use cases are discovered, expanding our overall opportunity. Therefore we will continue to focus on supporting our current customer deployments to exceed their expectations. By serving our current base, we will strengthen our relationships as we focus on renewing and broadening the scope of our support agreements.

•	Grow our sales force directly and indirectly through our reseller and OEM partners. Our go-to-market strategy relies on a strong sales team and partnerships with some of the largest software companies in the world. We plan to drive growth by further investing into our salesforce and partner channels.

•	Grow our customer base across new vertical markets and geographies. We believe that Hadoop’s use cases are broad, and that our solution can address customers in a variety of industries including online services, education, financial services, government, healthcare/pharmaceuticals, industrials/manufacturing, media/entertainment, retail/ecommerce, technology and telecommunications. Our focus is to penetrate a diverse customer base through the efforts of our sales representatives within different geographies.

•	Pursue selective acquisitions to further enhance and build out the critical components of the Hortonworks Data Platform. In May 2014, we acquired XA Secure for its data security capability and are converting the acquired technology into open source features for the Hortonworks Data Platform. We will continue to seek potential acquisition opportunities that can add to the capabilities of an enterprise Hadoop solution.

•	Continue international expansion. The majority of our sales today originate within the United States. We believe that there is a substantial opportunity for Enterprise Grade Hadoop outside of the United States, and we intend to continue to increase the size of our customer base through the efforts of our international sales team. We are currently focused on serving the needs of customers in North America and Western Europe with future expansion opportunities in Europe, Asia Pacific and the rest of the world.

Products and Services

Our solution, the Hortonworks Data Platform, is an open source, enterprise-grade data management platform built on Apache Hadoop and powered by YARN. We continuously drive innovation in the Apache community with a mission to further Hadoop’s development for mainstream enterprises across such key areas as data management, data access, security, governance and operations.

Products

Our product offerings include:

•	Hortonworks Data Platform is a modern data platform built from various open source software components including Apache Hadoop and is designed for mainstream enterprise adoption. The Hortonworks Data Platform is fundamentally versatile, providing linear, scalable storage and compute across a wide range of access methods, from batch to interactive and real time. HDP includes a comprehensive set of the essential data capabilities required by the modern enterprise across governance, integration, security and operations. HDP integrates with and augments existing best-of-breed data center systems and tools and is the only completely open Apache Hadoop platform that provides deployment choice from cloud, an appliance, or on-premises across both Windows and Linux. We released Version 2.1 of the Hortonworks Data Platform in April 2014, and typically release several upgrades per year to include new functionality and new projects.

While Apache Hadoop, through the Hadoop Distributed Filesystem (HDFS), YARN and MapReduce, provides the foundational capabilities for managing and accessing data at scale, the Enterprise Grade Hadoop platform has expanded to incorporate a range of Apache projects that are required components of a complete enterprise data platform. These components fit into five distinct categories: data management, data access, governance and integration, security and operations. The Hortonworks Data Platform, illustrated below, delivers all of the essential open source components across the five categories in a completely open, integrated and tested platform that is ready for enterprise usage.

•	Data Management: HDFS, the file system for Hadoop, provides linear scale and reliable data storage, and is designed for distributed computing across large clusters of low-cost commodity servers. YARN is the data operating system for Hadoop that enables users to process and access data simultaneously in multiple ways.

•	Data Access: HDP enables users to access and interact with data using a variety of engines to support batch (MapReduce), interactive (Hive) and real-time (HBase, Accumulo and Storm) data processing use cases.

•	Governance and Integration: HDP includes functionality that enables users to quickly, easily and flexibly load data, and manage its lifecycle according to policy. For example, Falcon allows users to automate the movement and processing of datasets for pipelines, disaster recovery and data retention, Flume collects data from multiple sources, such as high-volume Web logs, in real-time, and Sqoop enables users to import large amounts of data quickly from external data stores and enterprise data warehouses.

•	Security: HDP facilitates the administration of consistent policy across requirements for authentication, authorization, audit and data protection. Tools such as Knox provide authentication and access functionality for Hadoop services.

•	Operations: HDP includes tools used to provision, manage, monitor and operate Hadoop clusters at scale, including Apache Ambari, which is a collection of tools that allows system administrators to provision and manage their Hadoop clusters.

•	Hortonworks Sandbox is a personal, portable and free to use Hadoop environment designed to provide the easiest way to get started with Enterprise Grade Hadoop and the Hortonworks Data Platform. Hortonworks Sandbox includes HDP in an easy-to-use form and comes packaged with dozens of interactive Hadoop tutorials from us, our partners and the broader Hadoop community that are all designed to provide the fastest path to value with Enterprise Grade Hadoop. The tutorials we provide are built on the experience gained from training thousands of people in our Hortonworks University Training classes. Many users leverage the Hortonworks Sandbox as a way to prove the concept of their initial use cases before engaging with us around professional services and support subscription offerings.

Development

We embrace an open source software development model that uses the collective input, resources and knowledge of a global community of contributors collaborating primarily within the Apache Software Foundation open source community on developing, maintaining and enhancing Apache Hadoop. We employ the largest number of active Apache Software Foundation committers and Project Management Committee (PMC) members of any company for the Enterprise Grade Hadoop projects within the Hortonworks Data Platform, including Apache Hadoop, Apache Hive, Apache Pig, Apache Tez, Apache HBase, Apache Accumulo, Apache Storm, Apache Ambari, Apache Knox, Apache Falcon, Apache Oozie, Apache Sqoop, Apache Flume and Apache Zookeeper. The number of active committers and active PMC members that are employed by us and focused on the Apache Hadoop project individually as well in total across all of the Apache projects listed above is more than twice the total of the next largest employer of such committers. These employees enable us to drive innovation, define a roadmap for the future of Hadoop, ensure predictable and reliable enterprise quality releases and provide comprehensive, enterprise-class support.

We believe that we benefit from this open source development model because we are able to offer our software more quickly and with lower development cost than is typical of many software vendors who use a proprietary model to develop their products. Our open source development model also benefits our support subscription customers and partners, who are able to take advantage of the quality and value of open source software that we help to define, develop, integrate, test, certify, deliver, maintain, enhance and support. Our research and development expenses were $6.9 million and $12.1 million for the years ended April 30, 2012 and 2013, respectively, $6.8 million and $14.6 million for the eight months ended December 31, 2012 and 2013, respectively, and $8.6 million and $16.2 million for the six months ended June 30, 2013 and 2014, respectively.

Licensing

We distribute the Hortonworks Data Platform under the Apache open source license in order to provide recipients broad rights to use, copy, modify and redistribute the Hortonworks Data Platform. These broad rights afford significant transparency for end users of the Hortonworks Data Platform, including our customers and partners, to provide informed suggestions, changes and enhancements to the Hortonworks Data Platform based on their use cases and business needs. Consistent with our open source approach, we generally make the Hortonworks Data Platform available free of charge and derive the predominant amount of our revenue from customer fees from support subscription offerings and professional services.

Support Subscriptions

We provide support under annual or multi-year subscriptions. A support subscription generally entitles a support subscription customer to a specified scope of support, as well as security updates, fixes, functionality enhancements and upgrades to the technology and new versions of the software, if and when available, and compatibility with an ecosystem of certified hardware and software applications. Our support subscriptions are typically non-cancelable and paid for in advance, and are generally consistent among our customers.

Support subscription offerings for the Hortonworks Data Platform are designed to assist our support subscription customers throughout the entire lifecycle: from development and proof-of-concept, to quality assurance and testing, to production and deployment, and are available in two editions: HDP Enterprise and HDP Enterprise Plus. Both offerings provide support incidents with up to 24x7, one-hour response available from us and selected independent software vendor and original equipment manufacturer, or OEM, partners. Support offerings include but are not limited to remote troubleshooting, advanced knowledgebase, access to upgrades, updates and patches, diagnosis of installation and configuration issues, diagnosis of cluster management and performance issues, diagnosis of data loading, processing and query issues, as well as application development advice.

Professional Services

We offer a range of professional services that are designed to help our customers derive additional value from deploying Hortonworks Data Platform.

•	Training. We provide scenario-based Enterprise Grade Hadoop training classes for developers, system administrators and data analysts available in classroom, corporate on-site and online settings, along with examinations that enable individuals to establish themselves as Certified Hadoop Professionals. Our training classes help populate customers with skilled Hadoop professionals who often serve as internal experts and open source advocates, increasing opportunities for successful adoption and use of the Hortonworks Data Platform.

•	Consulting. We also provide the services of experienced consultants principally in connection with our technology offerings to assist with the needs of our customers such as deployment assessments, implementations, upgrade planning, platform migrations, solution integration and application development. By providing consulting services, directly and with our certified system integrator partners, we facilitate adoption of the Hortonworks Data Platform.

Sales and Marketing

Our sales and marketing teams work together to drive market awareness, build a strong sales pipeline and cultivate customer relationships to drive revenue growth.

Our sales organization consists of a direct sales team and reseller partners who work in collaboration with our direct sales team to identify new sales prospects, sell our subscriptions and professional services and provide post-sale support. Our direct field sales organization is responsible for targeting enterprise and government accounts globally. Our direct inside sales organization is responsible for targeting medium-size and smaller organizations. Our business development team works with our direct field sales organization to manage the collaboration between our direct field sales team and our strategic and reseller partners. We believe this direct-touch sales approach allows us to leverage the benefits of the channel as well as maintain face-to-face interaction with our customers, including key enterprise accounts. We expect to continue to grow our sales headcount in all markets, particularly in countries where we currently do not have a direct sales presence.

Our sales organization is supported by sales engineers with deep technical domain expertise who are responsible for pre-sales technical support, solutions engineering for our customers, proof of concept work and technical training for our channel partners. Our sales engineers also act as liaisons between our customers and our marketing and product development organizations.

Our marketing is focused on building our brand reputation and the market awareness of our platform and our role in leading the definition and innovation related to Enterprise Grade Hadoop, driving customer demand and a strong sales pipeline, and working with our partners around the globe. Our marketing team consists of corporate marketing and communications, product marketing, partner marketing, field marketing and lead development personnel. Marketing activities include demand generation, advertising, managing our corporate website and partner portal, social media and audience engagement, trade shows and conferences, press and analyst relations, customer references and customer awareness. We are also actively engaged in driving global thought leadership programs through our website, blogs, media and the annual Hadoop Summit conferences that we have hosted and managed both in the United States and Europe since 2012.

Customers

Our support subscription customer base has grown from 39 support subscription customers as of June 30, 2013 to 196 support subscription customers as of June 30, 2014. Our support subscription customer count consists of organizations that have purchased support subscriptions offerings; we exclude users of Hortonworks Sandbox from our support subscription customer count because we do not have support subscription arrangements with, and do not generate revenue from, users of Hortonworks Sandbox. In situations where there are multiple support subscription contracts with multiple subsidiaries or divisions, universities, or governmental organizations of a single entity, each such contract is treated as a separate instance of our support subscription offerings and is counted as representing a separate support subscription customer. We provide products and services to support subscription customers of varying sizes, including enterprises, educational institutions and government agencies. Our current support subscription customer base spans numerous vertical markets, including online services, education, financial services, government, healthcare/pharmaceuticals, industrials/manufacturing, media/entertainment, retail/ecommerce, technology and telecommunications. See Note 14 to our consolidated financial statements for a summary of revenue by geographic area.

Strategic Relationships

To facilitate the widespread deployment of the Hortonworks Data Platform, we have focused on cultivating broad support for our technologies from the providers of enterprise software, infrastructure and systems integrator services critical to enterprises. We have strategic relationships and reseller arrangements with third parties whereby our support subscriptions are bundled with such third parties’ products and services.

We have established strategic relationships with Hewlett-Packard Company, Microsoft, Red Hat and Teradata that involve tightly integrated development, marketing and support strategies to maximize the success of our solutions.

Hewlett-Packard Company, one of our stockholders and the employer of our director Martin Fink, resells Hortonworks Data Platform support subscription offerings, whereby Hewlett-Packard Company may perform level one and two support, and deliver professional services to its end-user customers. We receive a net percentage of the gross dollars collected from Hewlett-Packard Company’s end-user customers related to such support and professional services, which customers Hewlett-Packard Company bills directly. Revenue from Hewlett-Packard Company accounted for less than 0.5% of our total revenue for each of the year ended April 30, 2013, the eight months ended December 31, 2013 and the six months ended June 30, 2014.

Microsoft sells a Microsoft-branded offering of the Hortonworks Data Platform to its end-user customers. We receive a fee for providing support subscription offerings to Microsoft. Revenue from Microsoft accounted for 55.3% of our total revenue for the year ended April 30, 2013, 37.8% of our total revenue for the eight months ended December 31, 2013 and 24.2% of our total revenue for the six months ended June 30, 2014.

We and Red Hat, the employer of our director Paul Cormier, work together through our research and development organizations to facilitate Hadoop performance on Red Hat’s Enterprise Linux offerings. We had no revenue from Red Hat for the year ended April 30, 2013, and revenue from Red Hat represented less than 0.1% of our total revenue for each of the eight months ended December 31, 2013 and the six months ended June 30, 2014.

Teradata, one of our stockholders, resells Hortonworks Data Platform support subscription offerings, whereby Teradata typically performs level one support for its end-user customers. We receive a fixed dollar amount per customer transaction from Teradata based on volume, regardless of the amount that Teradata bills to its end-user customers. Revenue from Teradata accounted for 3.6% of our total revenue for the year ended April 30, 2013, 3.8% of our total revenue for the eight months ended December 31, 2013 and 4.7% of our total revenue for the six months ended June 30, 2014.

Further, leading enterprise software and infrastructure vendors with solutions that run on or with the Hortonworks Data Platform include Amazon Web Services, Inc., BMC Software, Inc., Cisco Systems, Inc., Informatica Corporation, LucidWorks, Inc., MarkLogic Corporation, MicroStrategy Inc., NetApp, Inc., SAS Institute Inc., Splunk Inc., Symantec Corporation, Tableau Software, Inc., Talend Inc., Tibco Software Inc. and VMware, Inc.

Competition

Within the enterprise Hadoop market, we compete against a variety of large software and infrastructure vendors, smaller specialized companies and custom development efforts. Our principal competitors in this market include pure play Hadoop distribution vendors such as Cloudera and MapR Technologies, as well as enterprise software and infrastructure vendors that offer Hadoop distributions such as IBM, Oracle and Pivotal Software.

Within the broader big data market, an enterprise Hadoop solution may compete for workloads against traditional data warehouse solutions from large vendors such as Teradata, Oracle, Microsoft, IBM, Hewlett-Packard Company, SAP and EMC Corporation (Pivotal Software), and non-relational NoSQL databases targeting more narrowly focused use cases from smaller pure play vendors such as MongoDB Inc. and DataStax, Inc. Since enterprise Hadoop is commonly integrated with traditional data warehouses, such as our partnerships with Teradata and Hewlett-Packard Company, and NoSQL databases, such as our partnership with DataStax, this category of vendors and solutions comprises a set of key partners who may compete with us in certain instances while partnering with us in others.

We believe the principal competitive factors in the enterprise Hadoop and big data markets for our solution are:

•	name and reputation of the vendor or competitive offering;

•	ability to adapt development, sales, marketing and support to the open source software model;

•	product price, performance, scalability, reliability, functionality and ease of use;

•	value of support subscription offerings and quality of support and professional services;

•	strategic alliances with major enterprise software and infrastructure providers;

•	availability of third-party solutions that are integrated with and compatible with the technology;

•	number of Global 2000 reference accounts;

•	ability to provide a credible and actionable roadmap for the technology;

•	ability to quickly diagnose software issues and provide patches and other solutions; and

•	strength of the vendor’s relationships and reputation in the open source community.

We believe that we generally compete favorably on the basis of the foregoing factors. Since we employ a significant number of Hadoop core committers and innovators, we are able to innovate the core open source technology, help define a roadmap for the future, provide predictable and reliable, enterprise-quality releases and offer comprehensive support to our support subscription customers and deeply integrated solutions with our partners.

The traditional barriers to entry that are found in the proprietary software model do not characterize the open source software model. For example, the financial and legal barriers to creating a new Hadoop distribution are relatively low because the software components typically included in Hadoop distributions are publicly available under open source licenses that permit copying, modification and redistribution. While anyone can use, copy, modify and redistribute the Hortonworks Data Platform, they are not permitted to refer to the product using the trademarked “Hortonworks” name unless they have a formal business relationship with us that allows such references.

Some of our actual and potential competitors have advantages over us, such as longer operating histories, significantly greater financial, technical, marketing or other resources, stronger brand and business user recognition, larger intellectual property portfolios and broader global distribution and presence. In addition, our industry is evolving rapidly and is becoming increasingly competitive. Larger and more established companies may focus on operational intelligence and could directly compete with us. Smaller companies could also launch new products and services that we do not offer and that could gain market acceptance quickly.

Intellectual Property

Our offerings, including the Hortonworks Data Platform and Hortonworks Sandbox, are built from software components licensed to the general public under the Apache Software License and similar open source licenses. We obtain many components from software developed and released by contributors to independent open source software development projects primarily at the Apache Software Foundation. Open source licenses grant licensees broad permissions to use, copy, modify and redistribute the Hortonworks Data Platform. As a result, open source development and licensing practices can limit the value of our software copyright assets. Consequently, our trademarks may represent our most valuable intellectual property. As a result, we actively pursue registration of our trademarks, logos, service marks and domain names in the United States and in other countries. The duration of our trademarks registered in the U.S. generally lasts as long as we use them in commerce and timely file all documents required by the United States Patent and Trademark Office to maintain such registrations.

We rely on a combination of trade secret, copyright and trademark laws, a variety of contractual arrangements, such as license agreements, assignment agreements, confidentiality and non-disclosure agreements, and confidentiality procedures and technical measures to gain rights to and protect the intellectual property used in our business.

We also rely on certain intellectual property rights that we license from third parties, including under certain open source licenses. Though such third-party technologies may not continue to be available to us on commercially reasonable terms, we believe that alternative technologies would be available to us.

Our policy is to require employees and independent contractors to sign agreements assigning to us any inventions, trade secrets, works of authorship, developments and other processes generated by them on our behalf and agreeing to protect our confidential information, and all of our key employees and contractors have done so. We also control and monitor access to, and distribution of, our proprietary information.

For a discussion of the risk factors relating to intellectual property that we believe could impact our actual and expected results, see “Risk Factors” in this prospectus.

Legal Proceedings

From time to time, we are involved in legal proceedings and subject to claims arising in the ordinary course of our business. Although the results of litigation and claims cannot be predicted with certainty, we currently believe that the final outcome of these ordinary course matters will not have a material adverse effect on our business, operating results, financial condition or cash flows. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Employees

As of June 30, 2014, we had 401 full-time employees, including 367 employees in the United States and 34 employees internationally. None of our employees is represented by a labor union with respect to his or her employment with us. We have not experienced any work stoppages and we consider our relations with our employees to be good.

Facilities

Our corporate headquarters, which includes research and development, sales, marketing, business operations and executive offices, is located in Palo Alto, California. It consists of 30,000 square feet of space under a lease that expires in October 2017. In May 2014, we entered into a lease for our new corporate headquarters consisting of 65,000 square feet of space in Santa Clara, California under a lease that expires in April 2018, and intend to occupy the space before the end of 2014.

We lease all of our facilities and do not own any real property. We intend to procure additional space as we add employees and expand geographically. We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available to accommodate expansion of our operations.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of September 1, 2014:

Name	Age	Position
Executive Officers:

Robert Bearden	48	Chief Executive Officer and Director

Scott Davidson	48	Chief Financial Officer

Herbert Cunitz	51	President

Shaun Connolly	50	Vice President, Corporate Strategy

Greg Pavlik	42	Vice President, Engineering

Non-Employee Directors:

Paul Cormier(1)	57	Director

Peter Fenton(1)	42	Director

Martin Fink(2)	49	Director

Kevin Klausmeyer(1)(3)	56	Director

Jay Rossiter(2)	57	Director

Michelangelo Volpi(2)(3)	47	Director

(1)	Member of our compensation committee.
(2)	Member of our nominating and corporate governance committee.
(3)	Member of our audit committee.

Executive Officers

Robert Bearden.    Robert Bearden co-founded Hortonworks and has served as our Chief Executive Officer from April 2011 to June 2011 and since February 2012 and as a member of our board of directors since April 2011. From August 2009 to April 2011, Mr. Bearden served as an Entrepreneur in Residence at Benchmark, a venture capital firm. From March 2008 to August 2009, Mr. Bearden served as President and Chief Operating Officer of SpringSource, a provider of open source software solutions (acquired by VMware). Mr. Bearden holds a B.S. in marketing from Jacksonville State University.

We believe that Mr. Bearden is qualified to serve as a member of our board of directors because of his operational and historical expertise gained from serving as our Chief Executive Officer and as a senior executive at other technology companies as well as his knowledge of the technology industry.

Scott Davidson.    Scott Davidson has served as our Chief Financial Officer since April 2014. From October 2012 to April 2013, Mr. Davidson served as Vice President, Finance at Dell, Inc., a computer manufacturer and technology company. From October 2007 to September 2012, Mr. Davidson served as Chief Financial Officer of Quest Software, an enterprise software company. Mr. Davidson holds a B.S. in finance from Florida Atlantic University and an M.B.A. from the University of Miami.

Herbert Cunitz.    Herbert Cunitz has served as our President since September 2012. From September 2009 to September 2012, Mr. Cunitz served as Vice President, Global Field Operations at VMware, a cloud and virtualization company. From May 2008 to September 2009, Mr. Cunitz served as Vice President, Sales at SpringSource, a provider of open source software solutions (acquired by VMware). Mr. Cunitz holds a B.S. in electrical engineering from Columbia University and an M.B.A. from New York University.

Shaun Connolly.    Shaun Connolly has served as our Vice President, Corporate Strategy since December 2011. From October 2011 to December 2011, Mr. Connolly served as an independent consultant to the Company. From September 2009 to September 2011, Mr. Connolly served as Vice President, Product Strategy at VMware, a cloud and virtualization company. From December 2008 to September 2009, Mr. Connolly served as Vice President, Product Management at SpringSource, a provider of open source software solutions (acquired by VMware). Mr. Connolly holds a B.S. in electrical engineering from Drexel University.

Greg Pavlik.    Greg Pavlik has served as our Vice President, Engineering since March 2012. From August 2008 to March 2012, Mr. Pavlik served as Vice President, Product Development at Oracle, an enterprise software company. Mr. Pavlik holds a B.S. in materials science and engineering and an M.B.A. from the University of Pennsylvania.

Non-Employee Directors

Paul Cormier.    Mr. Cormier has served on our board of directors since October 2011. Mr. Cormier has served as President, Products and Technologies of Red Hat, Inc., a provider of open source software solutions, since April 2008 and as Executive Vice President since May 2001. From March 1999 to May 2001, Mr. Cormier served as Senior Vice President, Research and Development at BindView Development Corporation, a network management software company. From June 1998 to March 1999, Mr. Cormier served as Chief Technology Officer for Netect Internet Software Company, a network security vendor. From January 1996 to June 1998, Mr. Cormier first served as Director of Engineering, Internet Security and Collaboration Products and then as Senior Director of Software Product Development, Internet Security Products, for AltaVista Internet Software, a web portal and internet services company. Mr. Cormier holds a B.S. in Business Administration from Fitchburg State College and an M.S. in Software Development and Management from the Rochester Institute of Technology.

We believe that Mr. Cormier is qualified to serve as a member of our board of directors because of his operational expertise gained as a senior executive at leading technology companies as well as his knowledge of the technology industry generally, and in particular, open source solutions.

Peter Fenton.    Mr. Fenton has served on our board of directors since July 2011. Since September 2006, Mr. Fenton has served as a General Partner of Benchmark, a venture capital firm. From October 1999 to May 2006, Mr. Fenton served as a Managing Partner at Accel Partners, a venture capital firm. Mr. Fenton currently serves on the boards of directors of Yelp Inc., a local directory and user review service, Twitter, Inc., a social networking service, Zendesk, Inc., a software development company that provides a software-as-a-service customer service platform, and a number of other privately-held companies. Mr. Fenton holds a B.A. in philosophy and an M.B.A. from Stanford University.

We believe that Mr. Fenton is qualified to serve as a member of our board of directors because of his extensive experience in the venture capital industry and his knowledge of technology companies.

Martin Fink.    Mr. Fink has served on our board of directors since July 2014. Since November 2012, Mr. Fink has served as the Chief Technology Officer and Director, HP Labs, of Hewlett-Packard Company, an information technology company. Since November 2013, Mr. Fink has served as General Manager, HP Cloud, of Hewlett-Packard Company. From 1985 to November 2012, Mr. Fink served in various roles at Hewlett-Packard Company, most recently as Senior Vice President and General Manager, Business Critical Systems and Converged Application Systems. Mr. Fink holds an associate’s degree in electrical and electronics engineering from Loyalist College and an M.B.A. from Colorado State University.

Kevin Klausmeyer.    Mr. Klausmeyer has served on our board of directors since August 2014. From April 2013 to October 2013, Mr. Klausmeyer served on the board of directors of Sourcefire, Inc., a provider of network security solutions (acquired by Cisco Systems). From July 2003 to September 2012, Mr. Klausmeyer served on the board of directors of Quest Software, Inc., a software company (acquired by Dell, Inc.). From July 2006 to February 2011, Mr. Klausmeyer served as the Chief Financial Officer of The Planet, Inc., a hosting and cloud-based solutions company (acquired by Softlayer Technologies, Inc. which was acquired by IBM). Mr. Klausmeyer currently serves on the boards of directors of Callidus Software Inc., a provider of software-as-a-service sales and marketing automation solutions, and other privately-held companies. Mr. Klausmeyer holds a B.B.A. in accounting from the University of Texas.

We believe Mr. Klausmeyer is qualified to serve as a member of our board of directors because of his financial, accounting, and operational expertise from his prior experience as an executive and director for public and private technology companies.

Jay Rossiter.    Mr. Rossiter has served on our board of directors since July 2011. Mr. Rossiter has been the Senior Vice President of Platforms of Yahoo!, an internet company, since January 2008. Mr. Rossiter holds a bachelor’s degree in mathematics from SUNY Binghamton and a master’s degree in Computer, Information and Control Engineering from the University of Michigan.

We believe that Mr. Rossiter is qualified to serve as a member of our board of directors because of his operational expertise gained as an executive at leading technology companies and his knowledge of the technology industry.

Michelangelo Volpi.    Mr. Volpi has served on our board of directors since October 2011. Since July 2009, Mr. Volpi has served as a General Partner of Index Ventures, a venture capital firm. From June 2007 to July 2009, Mr. Volpi served as Chief Executive Officer for Joost, an Internet premium video services company. From 1994 to June 2007, Mr. Volpi served in various executive roles at Cisco Systems, Inc., a networking and telecommunications company. Mr. Volpi currently serves on the board of Exor S.p.A., an investment company. From April 2010 to April 2013, Mr. Volpi served on the board of directors of Telefonaktiebolaget L. M. Ericsson, a communications technology company, and has served on the board of directors of a number of other privately-held companies. Mr. Volpi holds a B.S. in mechanical engineering, an M.S. in manufacturing systems engineering and an M.B.A. from Stanford University.

We believe that Mr. Volpi is qualified to serve as a member of our board of directors because of his extensive experience in the venture capital industry and his knowledge of technology companies.

Each executive officer serves at the discretion of our board of directors and holds office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Codes of Business Conduct and Ethics

Prior to the completion of this offering, our board of directors will adopt a code of business conduct and ethics that will apply to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. The full text of our code of business conduct and ethics will be posted on the investor relations page on our website. We intend to disclose any amendments to our code of business conduct and ethics, or waivers of its requirements, on our website or in filings under the Exchange Act, as required by the applicable rules and exchange requirements.

Board of Directors

Our business and affairs are managed under the direction of our board of directors. The number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering. Our board of directors will consist of seven directors, six of whom will qualify as “independent” under            listing standards.

In accordance with our amended and restated certificate of incorporation and our amended and restated bylaws, immediately after the completion of this offering our board of directors will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our directors will be divided among the three classes as follows:

•	the Class I directors will be Messrs. Bearden and Klausmeyer, and their terms will expire at the annual meeting of stockholders to be held in 2015;

•	the Class II directors will be Messrs. Fink, Rossiter and Volpi, and their terms will expire at the annual meeting of stockholders to be held in 2016; and

•	the Class III directors will be Messrs. Cormier and Fenton, and their terms will expire at the annual meeting of stockholders to be held in 2017.

Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

Currently, Peter Fenton serves on our board of directors as designee of Benchmark Capital Partners VII, LP, Jay Rossiter serves on our board of directors as designee of Yahoo! Inc. and Michelangelo Volpi serves on our board of directors as designee of Index Ventures V (Jersey), L.P., in each case pursuant to the provisions of a voting agreement, among us and certain of our stockholders. The voting agreement will terminate upon completion of this offering. For additional information, see “Certain Relationships and Related Party Transactions—Voting Agreement.”

Director Independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, our board of directors has determined that Messrs. Cormier, Fenton, Rossiter and Volpi do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing standards of the            . In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in “Certain Relationships and Related Party Transactions.”

Committees of the Board of Directors

Our board of directors has established or will establish, effective prior to the completion of this offering, an audit committee, a compensation committee and a nominating and corporate governance committee.

The composition and responsibilities of each of the committees of our board of directors is described below. Members will serve on these committees until their resignation or until as otherwise determined by our board of directors.

Audit Committee

Immediately following the completion of this offering, our audit committee will consist of Messrs. Klausmeyer, Volpi and            , with Mr. Klausmeyer serving as Chairman. The composition of our audit committee meets the requirements for independence under current            listing standards and SEC rules and regulations. Each member of our audit committee meets the financial literacy requirements of            listing standards. In addition, our board of directors has determined that Mr. Klausmeyer is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the 1933 Securities Act, as amended, or the Securities Act. Our audit committee will, among other things:

•	select a qualified firm to serve as the independent registered public accounting firm to audit our consolidated financial statements;

•	help to ensure the independence and performance of the independent registered public accounting firm;

•	discuss the scope and results of the audit with the independent registered public accounting firm, and review, with management and the independent registered public accounting firm, our interim and year-end results of operations;

•	develop procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	review our policies on risk assessment and risk management;

•	review related party transactions;

•	obtain and review a report by the independent registered public accounting firm at least annually, that describes our internal control procedures, any material issues with such procedures, and any steps taken to deal with such issues; and

•	approve (or, as permitted, pre-approve) all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

Our audit committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable rules of the SEC and the listing standards of the             .

Compensation Committee

Immediately following the completion of this offering, our compensation committee will consist of Messrs. Cormier, Fenton and Klausmeyer, with Mr. Fenton serving as Chairman. The composition of our compensation committee meets the requirements for independence under            listing standards and SEC rules and regulations. Each member of the compensation committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code. The purpose of our compensation committee is to discharge the responsibilities of our board of directors relating to compensation of our executive officers. Our compensation committee, among other things:

•	reviews, approves and determines, or make recommendations to our board of directors regarding, the compensation of our executive officers;

•	administers our stock and equity incentive plans;

•	reviews and approves and make recommendations to our board of directors regarding incentive compensation and equity plans; and

•	establishes and reviews general policies relating to compensation and benefits of our employees.

Our compensation committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable rules of the SEC and the listing standards of the            .

Nominating and Corporate Governance Committee

Immediately following the completion of this offering, our nominating and corporate governance committee will consist of Messrs. Fink, Rossiter and Volpi, with Mr. Volpi serving as Chairman. The composition of our nominating and corporate governance committee meets the requirements for independence under            listing standards and SEC rules and regulations. Our nominating and corporate governance committee will, among other things:

•	identify, evaluate and select, or make recommendations to our board of directors regarding, nominees for election to our board of directors and its committees;

•	evaluate the performance of our board of directors and of individual directors;

•	consider and make recommendations to our board of directors regarding the composition of our board of directors and its committees;

•	review developments in corporate governance practices;

•	evaluate the adequacy of our corporate governance practices and reporting; and

•	develop and make recommendations to our board of directors regarding corporate governance guidelines and matters.

The nominating and corporate governance committee will operate under a written charter, to be effective prior to the completion of this offering that satisfies the applicable listing requirements and rules of the            .

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Peter Fenton, a member of our compensation committee, is affiliated with Benchmark. In July 2011, we sold shares of our Series A preferred stock to entities affiliated with Benchmark, in June 2013, we sold shares of our Series C preferred stock to entities affiliated with Benchmark and in March 2014, we sold shares of our Series D preferred stock to entities affiliated with Benchmark. All purchasers of our Series A preferred stock, Series C preferred stock and Series D preferred stock, including entities affiliated with Benchmark, are parties to our investors’ rights agreement and are entitled to specified registration rights thereunder. Such purchasers are also party to a right of first refusal and co-sale agreement and a voting agreement, each of which will terminate upon the completion of this offering. We have described each of these transactions in more detail under “Certain Relationships and Related Party Transactions.”

Non-Employee Director Compensation

Other than set forth in the table and described more fully below, historically, none of our non-employee directors received any cash, equity or other compensation for their services as directors or as members of any board committee, except that in December 2011, Paul Cormier was granted an option to purchase 183,333 shares of our common stock with an exercise price of $0.27 per share, and in August 2013, Mr. Cormier was granted an option to purchase 45,000 shares of our common stock with an exercise price of $2.38 per share. Directors who are also our employees receive no additional compensation for their service as a director. During 2013, Mr. Bearden was an employee. See “Executive Compensation” for more information about his compensation.

Director Compensation—2013

Name	Option Awards(1)(2)	Total
Paul Cormier	$48,655	$48,655

(1)	The amount reported represents the aggregate grant date fair value of the stock options awarded to the director in fiscal 2013, calculated in accordance with ASC Topic 718. Such grant date fair value does not take into account any estimated forfeiture related to service-vesting conditions. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in the notes to our audited financial statements included in this prospectus.
(2)	One quarter of the shares subject to the option granted in December 2011 vested on December 5, 2012 and one forty-eighth of the shares will vest monthly thereafter, subject to continued service to us. One quarter of the shares subject to the option granted in August 2013 will vest on August 19, 2014 and one forty-eighth of the shares will vest monthly thereafter, subject to continued service to us. The option granted in August 2013 provides for full vesting acceleration in the event of a change in control.

In September 2014, our board of directors adopted a policy with respect to the compensation payable to our non-employee directors, which will become effective upon the closing of this offering. Under this policy, each non-employee director will be eligible to receive compensation for his or her service consisting of annual cash retainers and equity awards. Our non-employee directors will receive the following annual cash retainers for their service:

Position	Retainer
Board Member	$30,000
Audit Committee Chair	15,000
Compensation Committee Chair or Nominating and Corporate Governance Committee Chair	10,000
Audit Committee Member other than Chair	7,500
Compensation Committee Member other than Chair or Nominating and Corporate Governance Committee Member other than Chair	5,000

Our policy provides that, upon the closing of this offering, each non-employee director will be granted RSUs having a fair market value of $150,000 based on the closing trading price on the date of grant. In addition, on the date of each annual meeting of stockholders following the closing of this offering, each non-employee continuing director will be granted an annual award of RSUs having a fair market value of $150,000. The award of RSUs granted upon the closing of this offering and upon the date of each annual meeting of stockholders will fully vest on the anniversary of the grant date, in each case, subject to continued service as a director through the vesting date. In addition, such awards are subject to full accelerated vesting upon the sale of our company.

EXECUTIVE COMPENSATION

Overview

The following discussion contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. The actual amount and form of compensation and the compensation policies and practices that we adopt in the future may differ materially from currently planned programs as summarized in this discussion.

The compensation provided to our named executive officers for 2013 is detailed in the 2013 Summary Compensation Table and accompanying footnotes and narrative that follows this section. Note that as a result of changing our fiscal year, we are providing compensation information for our fiscal year ending April 30, 2013, or Fiscal 2013, as well as for our partial year comprised of the eight months ending December 31, 2013, or Partial 2013 Calendar Year.

Our named executive officers in Partial 2013 Calendar Year were:

•	Robert Bearden, our Chief Executive Officer, or CEO, and co-founder;

•	Herbert Cunitz, our President; and

•	Greg Pavlik, our Vice President, Engineering.

Our named executive officers in Fiscal 2013 were:

•	Robert Bearden, our Chief Executive Officer and co-founder;

•	Herbert Cunitz, our President; and

•	Shaun Connolly, our Vice President, Corporate Strategy.

Summary Compensation Table—2013

The following table provides information regarding the total compensation for services rendered in all capacities that was earned by our named executive officers.

Name and Principal Position	Year		Salary ($)	Bonus ($)		Stock Awards ($)(3)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	Total ($)
Robert Bearden(5)	2013	(1)	$166,667	—		—	$727,292	$166,667	$1,060,626
Chief Executive Officer	2013	(2)	250,000	—		—	—	183,333	433,333

Shaun Connolly	2013	(1)	133,333	—		—	—	80,000	213,333
Vice President, Corporate Strategy	2013	(2)	186,667	—		—	146,824	106,667	440,158

Herbert Cunitz(6)	2013	(1)	166,667	—		—	—	166,667	333,334
President	2013	(2)	149,258	—		$589,715	—	149,258	888,231

Greg Pavlik	2013	(1)	200,000	—		—	162,184	66,667	428,851
Vice President, Engineering	2013	(2)	283,333	$100,000	(7)	—	—	33,333	416,666

(1)	Partial calendar year comprised of eight months ended December 31, 2013.
(2)	Fiscal year ended April 30, 2013.
(3)

The amounts reported represent the aggregate grant-date fair value of the stock options or restricted stock purchases awarded to the named executive officer in Partial 2013 Calendar Year or Fiscal 2013, calculated in accordance with

ASC Topic 718. Such grant date fair value does not take into account any estimated forfeitures related to service vesting conditions. The assumptions used in calculating the grant date fair value are set forth in the notes to our consolidated financial statements included elsewhere in this prospectus.
(4)	The amounts reported represent performance-based cash incentives earned by each named executive officer based on the achievement of certain company and individual and departmental management goals and the individual’s target incentive compensation amount. Incentive compensation awards are paid quarterly, based on the achievement of the objectives agreed to at the beginning of each quarter. Generally, such bonuses are based on individual and departmental performance (75%) and company performance (25%).
(5)	Mr. Bearden serves on the board of directors but is not paid additional compensation for such service.
(6)	We hired Mr. Cunitz in September 2012.
(7)	This amount reflects a portion of the signing bonus paid pursuant to the terms of an offer letter with Mr. Pavlik.

Outstanding Equity Awards at December 31, 2013

The following table sets forth information regarding outstanding equity awards held by our named executive officers as of December 31, 2013.

	Option Awards(1)						Stock Awards(2)
Name	Vesting Commencement Date		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That have Not Vested ($)(3)
Robert Bearden	6/30/11	(4)	—	—	—	—	984,375	$2,677,500
	2/4/12	(5)(6)	740,740	647,715	$0.27	2/8/22	—	—
	8/19/13	(6)	—	672,656	2.38	8/20/23	—	—

Herbert Cunitz	9/25/12	(7)	—	—	—	—	1,482,611	4,032,702

Greg Pavlik	3/26/12	(8)	—	—	—	—	547,423	1,488,991
	8/19/13	(9)	—	150,000	2.38	8/20/23	—	—

(1)	Each stock option was granted pursuant to our 2011 Stock Option and Grant Plan. Unless otherwise described in the footnotes below, the stock options are not immediately exercisable. Unless otherwise described in the footnotes below, the shares of our common stock subject to such stock options will vest over a four-year period, with 25% of the shares to vest upon completion of one year of service measured from the vesting commencement date, and the balance will vest in 36 successive equal monthly installments upon the completion of each additional month of service thereafter.
(2)	Each stock award was either granted pursuant to our 2011 Stock Option and Grant Plan or pursuant to a stand-alone restricted stock purchase agreement. Unless specified otherwise, each stock award vests over a four-year period, with 25% of the shares to vest upon completion of one year of service measured from the vesting commencement date, and the balance will vest in 36 successive equal monthly installments upon the completion of each additional month of service thereafter.
(3)	Amounts calculated using a per share fair market value as of December 31, 2013 of $2.72.
(4)	The stock award vests over a four-year period, with 25% of the shares vesting on the grant date and the balance vesting in 48 successive equal monthly installments upon the completion of each month of service thereafter. The award has full vesting acceleration in the event there is a change in control as defined in the restricted stock purchase agreement.
(5)	The stock option is immediately exercisable as of the grant date of February 9, 2012 for the first 370,370 shares subject to the option; an additional 370,370 shares are exercisable on January 1, 2013, an additional 370,370 shares are exercisable on January 1, 2014, and the remaining 277,345 shares are exercisable on January 1, 2015. The shares of stock subject to the option vest over a four-year period, with shares vesting in 48 successive equal monthly installments upon the completion of each month of service following the vesting commencement date.
(6)	The equity award has full vesting acceleration in the event there is a sale event as defined in the 2011 Stock Option and Grant Plan.
(7)	The equity award has full vesting acceleration in the event there is a change in control as defined in the restricted stock agreement.
(8)	The equity award has full vesting acceleration in the event there is a sale event as defined in the 2011 Stock Option and Grant Plan and Mr. Pavlik’s employment is terminated without cause following the sale event.
(9)	The equity award has full vesting acceleration in the event there is a sale event as defined in the 2011 Stock Option and Grant Plan and Mr. Pavlik’s employment is terminated without cause or he resigns for good reason within 12 months following the sale event.

Executive Employment Arrangements and Other Compensation and Benefit Plans

Employment Agreements

We initially entered into offer letters with each of the named executive officers in connection with his employment with the company, and intend to replace these offer letters with executive agreements in connection with our initial public offering. These agreements will set forth the terms and conditions of employment of each named executive officers, including base salary, target annual bonus opportunity and standard employee benefit plan participation. These agreements will also contain provisions that provide for certain payments and benefits in the event of a termination of employment, including an involuntary termination of employment following a change in control of the company.

Robert Bearden

On                         , we entered into an executive agreement with Mr. Bearden for the position of Chief Executive Officer. The executive agreement provides for his at-will employment and sets forth his base salary of $            , his annual target bonus of $            , and eligibility for our benefit plans generally.

Involuntary Termination of Employment

In the event that his employment is terminated without cause (as defined in the executive agreement), and subject to delivering a fully effective release of claims, he will be entitled to cash severance equal to times the sum of his then current base salary and target annual incentive compensation, payable over              months, plus a monthly payment equal to our contribution towards health insurance for              months.

Involuntary Termination of Employment in Connection with a Change in Control

In the event that his employment is terminated without cause or for good reason (as defined in the executive agreement) in the              month period after a change in control, then in lieu of the severance described above, and subject to delivering a fully effective release of claims, he will be entitled to cash severance equal to              times the sum of his then current base salary and target annual incentive compensation, payable in a single lump sum, plus a monthly payment equal to our contribution towards health insurance for              months. In addition, all stock options, restricted stock and other stock based awards held by him will immediately accelerate and become fully vested upon such termination.

The payments and benefits provided under his executive agreement in connection with a change in control may not be eligible for a federal income tax deduction for the company pursuant to Section 280G of the Internal Revenue Code. These payments and benefits also may be subject to an excise tax under Section 4999 of the Internal Revenue Code. If the payments or benefits payable to him in connection with a change in control would be subject to the excise tax on golden parachutes imposed under Section 4999 of the Internal Revenue Code, then those payments or benefits will be reduced if such reduction would result in a higher net after-tax benefit to him.

Herb Cunitz

On                     , 2014, we entered into an executive agreement with Mr. Cunitz for the position of President and Chief Operating Officer. The executive agreement provides for his at-will employment and sets forth his base salary of $            , his annual target bonus of $            , and eligibility for our benefit plans generally.

Involuntary Termination of Employment

In the event that his employment is terminated without cause (as defined in the executive agreement), and subject to delivering a fully effective release of claims, he will be entitled to cash

severance equal to              times the sum of his then current base salary and target annual incentive compensation, payable over              months, plus a monthly payment equal to our contribution towards health insurance for              months.

Involuntary Termination of Employment in Connection with a Change in Control

In the event that his employment is terminated without cause or for good reason (as defined in the executive agreement) in the              month period after a change in control, then in lieu of the severance described above, and subject to delivering a fully effective release of claims, he will be entitled to cash severance equal to              times the sum of his then current base salary and target annual incentive compensation, payable in a single lump sum, plus a monthly payment equal to our contribution towards health insurance for              months. In addition, all stock options, restricted stock and other stock based awards held by him will immediately accelerate and become fully vested upon such termination.

The payments and benefits provided under his executive agreement in connection with a change in control may not be eligible for a federal income tax deduction for the company pursuant to Section 280G of the Internal Revenue Code. These payments and benefits also may be subject to an excise tax under Section 4999 of the Internal Revenue Code. If the payments or benefits payable to him in connection with a change in control would be subject to the excise tax on golden parachutes imposed under Section 4999 of the Internal Revenue Code, then those payments or benefits will be reduced if such reduction would result in a higher net after-tax benefit to him.

Greg Pavlik

On                     , 2014, we entered into an executive agreement with Mr. Pavlik for the position of Vice President, Engineering. The executive agreement provides for his at-will employment and sets forth his base salary of $            , his annual target bonus of $            , and eligibility for our benefit plans generally.

Involuntary Termination of Employment

In the event that his employment is terminated without cause (as defined in the executive agreement), and subject to delivering a fully effective release of claims, he will be entitled to cash severance equal to              times the sum of his then current base salary and target annual incentive compensation, payable over              months, plus a monthly payment equal to our contribution towards health insurance for              months.

Involuntary Termination of Employment in Connection with a Change in Control

In the event that his employment is terminated without cause or for good reason (as defined in the executive agreement) in the              month period after a change in control, then in lieu of the severance described above, and subject to delivering a fully effective release of claims, he will be entitled to cash severance equal to              times the sum of his then current base salary and target annual incentive compensation, payable in a single lump sum, plus a monthly payment equal to our contribution towards health insurance for              months. In addition, all stock options, restricted stock and other stock based awards held by him will immediately accelerate and become fully vested upon such termination.

The payments and benefits provided under his executive agreement in connection with a change in control may not be eligible for a federal income tax deduction for the company pursuant to Section 280G of the Internal Revenue Code. These payments and benefits also may be subject to an excise tax under Section 4999 of the Internal Revenue Code. If the payments or benefits payable to him in connection with a change in control would be subject to the excise tax on golden parachutes imposed under Section 4999 of the Internal Revenue Code, then those payments or benefits will be reduced if such reduction would result in a higher net after-tax benefit to him.

Offer Letters In Place In Fiscal 2013 For Named Executive Officers (to be superseded as indicated above)

Robert Bearden

On June 21, 2011, we entered into an offer letter with Mr. Bearden for the position of Chief Operating Officer. Mr. Bearden subsequently became our Chief Executive Officer. The offer letter provides for his at-will employment and sets forth his initial base salary of $250,000 and target bonus of $150,000, initial equity award of 3,500,000 shares of restricted stock and eligibility for our benefit plans generally. His compensation is subject to adjustment pursuant to our employee compensation policies from time to time.

Shaun Connolly

On December 5, 2011, we entered into an offer letter with Shaun Connolly for the position of Vice President, Corporate Strategy. The offer letter provides for his at-will employment and sets forth his initial base salary of $180,000 and target bonus of $100,000, initial equity award of 444,444 shares of restricted stock and eligibility for our benefit plans generally. His compensation is subject to periodic review and adjustments at our discretion.

Herbert Cunitz

On September 17, 2012, we entered into an offer letter with Herbert Cunitz for the position of President and Chief Operating Officer. The offer letter provides for his at-will employment and sets forth his initial base salary of $250,000 and target bonus of $250,000, initial equity award of 2,156,525 shares of restricted stock and eligibility for our benefit plans generally. His compensation is subject to periodic review and adjustments at our discretion.

Greg Pavlik

On March 10, 2012, we entered into an offer letter with Greg Pavlik for the position of Vice President, Engineering. The offer letter provides for his at-will employment and sets forth his initial base salary of $275,000, initial equity award of 973,195 shares of restricted stock, signing bonus of $300,000 and eligibility for our benefit plans generally. Mr. Pavlik’s signing bonus is payable on the six month, first, second and third year anniversaries of his commencement of employment with us. His compensation is subject to periodic review and adjustments at our discretion.

Equity Awards—Additional Acceleration Terms Applicable to Currently Outstanding Awards

Robert Bearden

In the event of a change in control of the company, the vesting of         % of the unvested equity awards subject to the outstanding award agreements with Mr. Bearden will be accelerated.

Shaun Connolly

In the event of a change in control of the company, the vesting of         % of the unvested equity awards subject to the outstanding award agreements of Mr. Connolly will be accelerated.

Herbert Cunitz

In the event of a change in control of the company, the vesting of         % of the unvested equity awards subject to the outstanding award agreements with Mr. Cunitz will be accelerated.

Greg Pavlik

In the event of a change in control of the company, the vesting of         % of the unvested equity awards subject to the outstanding award agreements with Mr. Pavlik will be accelerated.

2014 Stock Option and Incentive Plan

Our 2014 Stock Option and Incentive Plan, or our 2014 Plan, was adopted by our board of directors and is expected to be approved by our stockholders in 2014 and will become effective immediately prior to the closing of this offering (or, if later, upon stockholder approval). The 2014 Plan will replace the 2011 Stock Option and Grant Plan as our board of directors has determined not to make additional awards under that plan following the consummation of our initial public offering. The 2014 Plan allows the compensation committee to make equity-based incentive awards to our officers, employees, directors and other key persons (including consultants).

We have initially reserved 12,000,000 shares of our common stock for the issuance of awards under the 2014 Plan, plus the shares of our common stock remaining available for issuance under our 2011 Stock Option and Grant Plan. The 2014 Plan provides that the number of shares reserved and available for issuance under the plan will automatically increase each January 1, beginning on January 1, 2015, by 5% of the outstanding number of shares of our common stock on the immediately preceding December 31 or such lesser number of shares as determined by our compensation committee. This number is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.

The shares we issue under the 2014 Plan will be authorized but unissued shares or shares that we reacquire. The shares of our common stock underlying any awards that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without the issuance of stock, expire or are otherwise terminated (other than by exercise) under the 2014 Plan and the 2011 Plan will be added back to the shares of our common stock available for issuance under the 2014 Plan.

Stock options and stock appreciation rights with respect to no more than 8,000,000 shares of our common stock may be granted to any one individual in any one calendar year and the maximum “performance-based award” payable to any one individual under the 2014 Plan is 8,000,000 shares of stock or $5 million in the case of cash-based awards. The maximum number of shares that may be issued as incentive stock options in any one calendar year period may not exceed 12,000,000 cumulatively increased on January 1, 2015 and on each January 1 thereafter by the lesser of 5% or 12,000,000 shares.

The 2014 Plan will be administered by our compensation committee. Our compensation committee has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the 2014 Plan. Persons eligible to participate in the 2014 Plan will be those full or part-time officers, employees, non-employee directors and other key persons (including consultants) as selected from time to time by our compensation committee in its discretion.

The 2014 Plan permits the granting of both (1) options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and (2) options that do not so qualify. The option exercise price of each option will be determined by our compensation committee but may not be less than 100% of the fair market value of our common stock on the date of grant. The term of each option will be fixed by our compensation committee and may not exceed ten years from the date of grant. Our compensation committee will determine at what time or times each option may be exercised.

Our compensation committee may award stock appreciation rights subject to such conditions and restrictions as it may determine. Stock appreciation rights entitle the recipient to shares of our common stock, or cash, equal to the value of the appreciation in our stock price over the exercise price. The exercise price may not be less than 100% of fair market value of the common stock on the date of grant.

Our compensation committee may award restricted shares of our common stock and restricted stock units to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period. Our compensation committee may also grant shares of our common stock that are free from any restrictions under the 2014 Plan. Unrestricted stock may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant.

Our compensation committee may grant performance share awards to participants that entitle the recipient to receive awards of common stock upon the achievement of certain performance goals and such other conditions as our compensation committee shall determine.

Our compensation committee may grant dividend equivalent rights to participants that entitle the recipient to receive credits for dividends that would be paid if the recipient had held a specified number of shares of our common stock.

Our compensation committee may grant cash bonuses under the 2014 Plan to participants, subject to the achievement of certain performance goals.

Our compensation committee may grant awards of restricted stock, restricted stock units, performance shares or cash-based awards under the 2014 Plan that are intended to qualify as “performance-based compensation” under Section 162(m) of the Code. Such awards will only vest or become payable upon the attainment of performance goals that are established by our compensation committee and related to one or more performance criteria. The performance criteria that could be used with respect to any such awards include: total stockholder return, earnings before interest, taxes, depreciation and amortization, net income (loss) (either before or after interest, taxes, depreciation and/or amortization), changes in the market price of our common stock, economic value-added, funds from operations or similar measure, sales or revenue, acquisitions or strategic transactions, operating income (loss), cash flow (including, but not limited to, operating cash flow and free cash flow), return on capital, assets, equity, or investment, return on sales, gross or net profit levels, productivity, expense, margins, operating efficiency, customer satisfaction, working capital, earnings (loss) per share of stock, sales or market shares and number of customers, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group. From and after the time that we become subject to Section 162(m) of the Code, the maximum award that is intended to qualify as “performance-based compensation” under Section 162(m) of the Code that may be made to any one employee during any one calendar year period is 8,000,000 shares of our common stock with respect to a stock-based award and $5 million with respect to a cash-based award.

The 2014 Plan provides that upon the effectiveness of a “sale event,” as defined in the 2014 Plan, an acquirer or successor entity may assume, continue or substitute for the outstanding awards under the 2014 Plan. To the extent that awards granted under the 2014 Plan are not assumed or continued or substituted by the successor entity, all unvested awards granted under the 2014 Plan will terminate. In the event of such termination, individuals holding options and stock appreciation rights will be permitted to exercise such options and stock appreciation rights (to the extent exercisable) prior to the sale event. In addition, in connection with the termination of the 2014 Plan upon a sale event, we may make or provide for a cash payment to participants holding vested and exercisable options and stock appreciation rights equal to the difference between the per share cash consideration payable to stockholders in the sale event and the exercise price of the options or stock appreciation rights.

Our board of directors may amend or discontinue the 2014 Plan and our compensation committee may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may adversely affect rights under an award without the holder’s consent. Certain amendments to the 2014 Plan require the approval of our stockholders.

No awards may be granted under the 2014 Plan after the date that is ten years from the date of stockholder approval of the 2014 Plan (or, in the case of incentive stock options, ten years from the date of board approval). No awards under the 2014 Plan have been made prior to the date hereof.

2014 Employee Stock Purchase Plan

In 2014, our board of directors adopted and approved and we expect that our stockholders will adopt and approve the Employee Stock Purchase Plan, or the ESPP. The ESPP initially reserves and authorizes the issuance of up to a total of 5,000,000 shares of common stock to participating employees. The ESPP provides that the number of shares reserved and available for issuance will automatically increase each January 1, beginning on January 1, 2015, by the lesser of (i) 2,000,000 shares of common stock, (ii) 1% of the outstanding number of shares of our common stock on the immediately preceding December 31, or (iii) such lesser number of shares as determined by the ESPP administrator. This number is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.

All employees who we have employed for at least three months and whose customary employment is for more than 20 hours per week are eligible to participate in the ESPP. Any employee who owns 5% or more of the total combined voting power or value of all classes of stock is not eligible to purchase shares under the ESPP.

We will make one or more offerings each year to our employees to purchase shares under the ESPP. Offerings will usually begin on each January 1 and July 1 and will continue for six-month periods, referred to as offering periods. Each eligible employee may elect to participate in any offering by submitting an enrollment form at least 15 days before the relevant offering date.

Each employee who is a participant in the ESPP may purchase shares by authorizing payroll deductions of up to 10% of his or her base compensation during an offering period. Unless the participating employee has previously withdrawn from the offering, his or her accumulated payroll deductions will be used to purchase shares on the last business day of the offering period at a price equal to 85% of the fair market value of the shares on the first business day or the last business day of the offering period, whichever is lower. Under applicable tax rules, an employee may purchase no more than $25,000 worth of shares of common stock, valued at the start of the purchase period, under the ESPP in any calendar year.

The accumulated payroll deductions of any employee who is not a participant on the last day of an offering period will be refunded. An employee’s rights under the ESPP terminate upon voluntary withdrawal from the plan or when the employee ceases employment with us for any reason.

The ESPP may be terminated or amended by our board of directors at any time. An amendment that increases the number of shares of common stock that are authorized under the ESPP and certain other amendments require the approval of our shareholders.

Senior Executive Cash Incentive Bonus Plan

In September 2014, our board of directors adopted the Senior Executive Cash Incentive Bonus Plan (the “Bonus Plan”). The Bonus Plan provides for cash bonus payments based upon the attainment of performance targets established by our compensation committee. The payment targets will be related to financial and operational measures or objectives with respect to our company (the “Corporate Performance Goals”), as well as individual performance objectives.

Our compensation committee may select Corporate Performance Goals from among the following: cash flow (including, but not limited to, operating cash flow and free cash flow); revenue; corporate revenue; earnings before interest, taxes, depreciation and amortization; net income (loss) (either before or after interest, taxes, depreciation and/or amortization); changes in the market price of our common stock; economic value-added; acquisitions or strategic transactions; operating income (loss); return on capital, assets, equity, or investment; stockholder returns; return on sales; gross or net profit levels; productivity; expense efficiency; margins; operating efficiency; customer satisfaction; working capital; earnings (loss) per share of our common stock; bookings, new bookings or renewals; sales or market shares; number of customers; number of new customers or customer references; operating income and/or net annual recurring revenue, any of which may be measured in absolute terms, as compared to any incremental increase, in terms of growth, as compared to results of a peer group, against the market as a whole, compared to applicable market indices and/or measured on a pre-tax or post-tax basis.

Each executive officer who is selected to participate in the Bonus Plan will have a target bonus opportunity set for each performance period. The bonus formulas will be adopted in each performance period by the compensation committee and communicated to each executive. The Corporate Performance Goals will be measured at the end of each performance period after our financial reports have been published. If the Corporate Performance Goals and individual performance objectives are met, payments will be made as soon as practicable following the end of each performance period. Subject to the rights contained in any agreement between the executive officer and us, an executive officer must be employed by us on the bonus payment date to be eligible to receive a bonus payment. The Bonus Plan also permits the compensation committee to approve additional bonuses to executive officers in its sole discretion.

2011 Stock Option and Grant Plan

Our board of directors adopted, and our stockholders approved, our 2011 Stock Option and Grant Plan in June 2011. Our 2011 Stock Option and Grant Plan was most recently amended in March 2014. Our 2011 Stock Option and Grant Plan allows for the grant of incentive stock options to our employees and any of our parent and subsidiary corporations’ employees, and for the grant of nonqualified stock options and restricted stock and restricted stock units awards to employees, officers, directors and consultants of ours and our parent and subsidiary corporations.

Authorized Shares.    Our 2011 Stock Option and Grant Plan will be terminated in connection with this offering, and accordingly, no shares will be available for future issuance under the 2011 Stock Option and Grant Plan following the closing of this offering. Our 2011 Stock Option and Grant Plan will continue to govern outstanding awards granted thereunder.

Plan Administration.    Our board of directors currently administers our 2011 Stock Option and Grant Plan. Subject to the provisions of our 2011 Stock Option and Grant Plan, the administrator has the power to interpret and administer our 2011 Stock Option and Grant Plan and any agreement thereunder and to determine the terms of awards (including the recipients), the number of shares subject to each award, the exercise price (if any), the vesting schedule applicable to the awards together with any vesting acceleration and the terms of the award agreement for use under our 2011 Stock Option and Grant Plan.

Options.    Stock options may be granted under our 2011 Stock Option and Grant Plan. The exercise price per share of all options must equal at least 100% of the fair market value per share of our common stock on the date of grant. The term of an incentive stock option may not exceed ten years. An incentive stock option granted to a participant who owns more than 10% of the total combined voting power of all classes of our stock on the date of grant, or any parent or subsidiary corporations, may not have a term in excess of five years and must have an exercise price of at least 110% of the fair market value per share of our common stock on the date of grant. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or certain other property or other consideration acceptable to the administrator. After a participant’s termination of service, the participant generally may exercise his or her options, to the extent vested as of such date of termination, for thirty days after termination or such longer period of time as set forth in the applicable award agreement. If termination is due to death or disability, the option generally will remain exercisable, to the extent vested as of such date of termination, until the six month anniversary of such termination or such longer period of time as set forth in the applicable award agreement. However, in no event may an option be exercised later than the expiration of its term. If termination is for cause, then an option automatically shall terminate and be null and void upon the date of the participant’s termination.

Restricted Stock.    Restricted stock may be granted under our 2011 Stock Option and Grant Plan. Restricted stock awards are grants of shares of our common stock that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. Shares of restricted stock will vest, and the restrictions on such shares will lapse, in accordance with terms and conditions established by the administrator.

Restricted Stock Units.    Restricted stock units may be granted under our 2011 Stock Option and Grant Plan. Restricted stock units are bookkeeping entries representing an amount equal to the fair market value of one share of our common stock. The administrator determines the terms and conditions of restricted stock units, including the number of units granted, the vesting criteria (which may include accomplishing specified performance criteria or continued service to us) and the form and timing of payment. Notwithstanding the foregoing, the administrator, in its sole discretion may accelerate the time at which certain restrictions will lapse or be removed.

Transferability or Assignability of Awards.    Our 2011 Stock Option and Grant Plan generally does not allow for the transfer or assignment of awards, other than, at the discretion of the administrator, to us, by gift to an immediate family member, or with approval by the Board, and only the recipient of an award may exercise such an award during his or her lifetime.

Certain Adjustments.    In the event of certain changes in our capitalization, the maximum number of shares reserved for issuance under the 2011 Stock Option and Grant Plan, the exercise prices of and the number of shares subject to outstanding options, and the purchase price of and the numbers of shares subject to outstanding awards will be proportionately adjusted, subject to any required action by our board of directors or stockholders.

The 2011 Stock Option and Grant Plan provides that upon the effectiveness of a “sale event,” as defined in the 2011 Stock Option and Grant Plan, an acquirer or successor entity may assume, continue or substitute for the outstanding awards under the 2011 Stock Option and Grant Plan. To the extent that awards granted under the 2011 Stock Option and Grant Plan are not assumed or continued or substituted by the successor entity, all options and all other unvested awards granted under the 2011 Stock Option and Grant Plan (other than restricted stock and restricted stock unit awards becoming vested as a result of the sale event) shall terminate. In the event of such termination, (1) individuals holding options will be permitted, prior to the sale event, to exercise such options which are then exercisable or will become exercisable upon the sale event, provided that the exercise of options not exercisable prior to the sale event will be subject to the consummation of the sale event and (2) such restricted stock will be purchased from the holders at the original price per share paid by the holder. In addition, in connection with a sale event, we may make or provide for a cash payment equal to (i) in the case of vested and exercisable options, the difference between the per share cash consideration payable to stockholders in the sale event and the exercise price of the options and (ii) in the case of restricted stock or restricted stock units, the per share cash consideration payable to stockholders in the sale event (payable at the time of the sale event or upon the later vesting of the awards).

Our board of directors has determined not to grant any further awards under the 2011 Stock Option and Grant Plan after the completion of the offering. Following the consummation of our initial public offering, we expect to make future awards under the 2014 Plan.

401(k) Plan

We maintain a tax-qualified retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax-advantaged basis. Plan participants are able to defer eligible compensation subject to applicable annual Code limits. The 401(k) plan is intended to be qualified under Section 401(a) of the Code with the 401(k) plan’s related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements and indemnification arrangements, discussed, when required, in “Management” and “Executive Compensation” and the registration rights described in “Description of Capital Stock—Registration Rights,” the following is a description of each transaction since April 15, 2011, the date we were incorporated, and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or exceeds $120,000; and

•	any of our directors, executive officers, or holders of more than five percent of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals had or will have a direct or indirect material interest.

Series D Preferred Stock Financing

In March and July 2014, we sold an aggregate of 12,308,100 shares of our Series D preferred stock at a purchase price of $12.1871 per share for an aggregate purchase price of $150.0 million.

All purchasers of our Series D preferred stock are entitled to specified registration rights. See “Description of Capital Stock—Registration Rights” for more information regarding these registration rights.

The following table summarizes the Series D preferred stock purchased by entities that hold more than five percent of our outstanding capital stock.

Name of Stockholder	Shares of Series D Preferred Stock	Total Purchase Price
Hewlett-Packard Company(1)	4,102,698	$49,999,991
Yahoo!(2)	853,240	10,398,521
Entities affiliated with Benchmark(3)	785,589	9,574,052
Entities affiliated with Index Ventures(4)	397,049	4,838,876
Teradata(5)	242,722	2,958,077

(1)	Hewlett-Packard Company holds more than five percent of our capital stock.
(2)	Yahoo! holds more than five percent of our capital stock.
(3)	Peter Fenton, a member of our board of directors, is a General Partner of Benchmark. Entities affiliated with Benchmark collectively hold more than five percent of our capital stock.
(4)	Michelangelo Volpi, a member of our board of directors, is a partner within the Index Ventures group. Entities affiliated with Index Ventures collectively hold more than five percent of our capital stock.
(5)	Teradata holds more than five percent of our capital stock.

Series C Preferred Stock Financing

In June and July 2013, we sold an aggregate of 6,708,167 shares of our Series C preferred stock at a purchase price of $7.4536 per share for an aggregate purchase price of $50.0 million.

All purchasers of our Series C preferred stock are entitled to specified registration rights. See “Description of Capital Stock—Registration Rights” for more information regarding these registration rights.

The following table summarizes the Series C preferred stock purchased by entities that hold more than five percent of our outstanding capital stock.

Name of Stockholder	Shares of Series C Preferred Stock	Total Purchase Price
Teradata(1)	2,683,267	$19,999,999
Yahoo!(2)	567,061	4,226,646
Benchmark Capital Partners VII, L.P.(3)	522,101	3,891,532
Entities affiliated with Index Ventures(4)	520,797	3,881,813

(1)	Teradata holds more than five percent of our capital stock.
(2)	Yahoo! holds more than five percent of our capital stock.
(3)	Peter Fenton, a member of our board of directors, is a General Partner of Benchmark. Entities affiliated with Benchmark collectively hold more than five percent of our capital stock.
(4)	Michelangelo Volpi, a member of our board of directors, is a partner within the Index Ventures group. Entities affiliated with Index Ventures collectively hold more than five percent of our capital stock.

Series B Preferred Stock and Common Stock Financing

In April 2012, we sold an aggregate of 1,111,111 shares of our Series B preferred stock at a purchase price of $4.50 per share and 1,754,386 shares of our common stock at a purchase price of $0.285 per share for an aggregate purchase price of approximately $5.5 million.

All purchasers of our Series B preferred stock are entitled to specified registration rights. See “Description of Capital Stock—Registration Rights” for more information regarding these registration rights.

The following table summarizes the Series B preferred stock and common stock purchased by entities that hold more than five percent of our outstanding capital stock.

Name of Stockholder	Shares of Series B Preferred Stock	Shares of Common Stock	Total Purchase Price
Teradata(1)	1,111,111	1,754,386	$5,500,000

(1)	Teradata holds more than five percent of our capital stock.

Series B Preferred Stock Financing

In October and December 2011 and April 2012, we sold an aggregate of 5,741,673 shares of our Series B preferred stock at a purchase price of $4.50 per share for an aggregate purchase price of $25.8 million.

All purchasers of our Series B preferred stock are entitled to specified registration rights. See “Description of Capital Stock—Registration Rights” for more information regarding these registration rights.

The following table summarizes the Series B preferred stock and common stock purchased by entities that hold more than five percent of our outstanding capital stock.

Name of Stockholder	Shares of Series B Preferred Stock	Total Purchase Price
Entities affiliated with Index Ventures(1)	5,686,118	$25,587,531

(1)	Michelangelo Volpi, a member of our board of directors, is a partner within the Index Ventures group. Entities affiliated with Index Ventures collectively hold more than five percent of our capital stock.

Series A Preferred Stock Financing and Issuance of Series A Warrant

In July 2011, we sold an aggregate of 18,030,024 shares of our Series A preferred stock at a purchase price of $1.27565 per share for an aggregate purchase price of $23.0 million.

All purchasers of our Series A preferred stock are entitled to specified registration rights. See “Description of Capital Stock—Registration Rights” for more information regarding these registration rights.

The following table summarizes the Series A preferred stock purchased by entities that hold more than five percent of our outstanding capital stock.

Name of Stockholder	Shares of Series A Preferred Stock	Total Purchase Price
Benchmark Capital Partners VII, L.P.(1)	11,758,712	$15,000,001
Yahoo!(2)	6,271,312	7,999,999

(1)	Peter Fenton, a member of our board of directors, is a General Partner of Benchmark. Entities affiliated with Benchmark collectively hold more than five percent of our capital stock.
(2)	Yahoo! holds more than five percent of our capital stock.

In addition, in July 2011, we issued a warrant to purchase 6,500,000 shares of our Series A preferred stock, with an exercise price of $0.005 per share, to Yahoo!, in connection with our Series A financing and the transactions contemplated thereby, including commercial agreements with Yahoo! providing for support subscription offerings and certain rights to technology.

Upon exercise of the warrant, Yahoo! is entitled to specified registration rights. See “Description of Capital Stock—Registration Rights” for more information regarding these registration rights.

Investors’ Rights Agreement

On July 23, 2014, we entered into an Amended and Restated Investors’ Rights Agreement, or IRA, with certain holders of our common stock and the holders of our outstanding convertible preferred stock, including Yahoo!, Teradata, entities affiliated with Benchmark and Index Ventures and Hewlett-Packard Company, which each hold more than five percent of our outstanding capital stock. As of June 30, 2014, the holders of 40,576,916 shares of our common stock, including our common stock issuable in connection with the automatic conversion of all outstanding shares of our convertible preferred stock into shares of our common stock and the holder of a warrant to purchase 6,500,000 shares of our common stock, are entitled to rights with respect to the registration of their shares following this offering under the Securities Act. See “Description of Capital Stock—Registration Rights” for more information regarding these registration rights.

Right of First Refusal and Co-Sale Agreement

We are a party to a right of first refusal and co-sale agreement with certain of our employees, including Robert Bearden, Shaun Connolly, Herbert Cunitz and Greg Pavlik, and certain investors, including Yahoo!, Teradata, entities affiliated with Benchmark and Index Ventures and Hewlett-Packard Company, which imposes restrictions on the transfer of our capital stock. Upon the closing of this offering, the right of first refusal and co-sale agreement will terminate and the restrictions on the transfer of our capital stock set forth in this agreement will no longer apply.

Voting Agreement

We are party to a voting agreement with certain of our employees, including Robert Bearden, Shaun Connolly, Herbert Cunitz and Greg Pavlik, and certain investors, including Yahoo!, Teradata,

entities affiliated with Benchmark and Index Ventures and Hewlett-Packard Company, under which certain holders of our capital stock have agreed to vote their shares on certain matters, including with respect to the election of members of our board of directors. Upon the closing of this offering, the voting agreement will terminate and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors or the voting of our capital stock.

Yahoo! Commercial Agreement

In June 2011, we entered into a Commercial Agreement with Yahoo!, which holds more than five percent of our capital stock and has a representative on our board of directors. Pursuant to the agreement, we provide, among other things, development, support and update/upgrade services related to the Hortonworks Data Platform to Yahoo! For the years ended April 30, 2012 and 2013, the eight months ended December 31, 2013 and the six months ended June 30, 2014, revenue from Yahoo! was $833,000, $1.0 million, $667,000 and $500,000, respectively. Either party may terminate the agreement under certain circumstances, including, subject to certain exceptions, if the other party breaches a material term of the agreement and fails to cure the breach within 30 days. Moreover, Yahoo! may terminate the agreement, with or without cause, upon 90 days’ prior written notice. This agreement will automatically renew following the expiration of the initial term on June 30, 2014 for an additional 12-month term, and thereafter will be automatically extended for additional 12-month periods unless either party provides notice of non-renewal 60 days prior to the end of such renewal term.

Yahoo! June 2014 Warrant

In June 2014, as consideration for the amendment of the rights held by Yahoo! under Section 2.11 of the IRA to approve an acquisition of Hortonworks, which removed a competitor of Yahoo! from the list of companies over which Yahoo! has such blocking rights, we issued a warrant to Yahoo! giving it the right to purchase a number of shares of our common stock equal to 1% of the sum of (i) 91,170,992 plus (ii) the number of shares of Series D preferred stock (or shares of such stock issuable upon exercise of warrants to purchase such stock on an as converted to common stock basis) sold by us commencing on the date of the warrant and ending immediately prior to the occurrence of a public offering or other liquidation event. As of August 1, 2014, this warrant represented the right to purchase 952,736 shares of our common stock, subject to further adjustment for future issuances as described herein. The exercise price of the warrant is $4.23 per share.

Teradata Agreement

In February 2012, we entered into a Development Distribution and Marketing Agreement with Teradata Operations, Inc., or Teradata Operations, an affiliate of Teradata, which holds more than five percent of our capital stock. Pursuant to this agreement, we provide certain development services related to the Hortonworks Data Platform. In April 2012, the Company received a nonrefundable prepayment of $9.5 million from Teradata as consideration for the development services expected to be performed by us over the three-year term of the agreement. As of June 30, 2014, this prepayment had a remaining balance of $6.8 million. For the years ended April 30, 2012 and 2013, the eight months ended December 31, 2013 and the six months ended June 30, 2014, revenue from Teradata Operations was $0, $394,000, $682,000 and $962,000, respectively. Either party may terminate the agreement under certain circumstances, including if the other party breaches a material term of the agreement and fails to cure the breach within 30 days. Moreover, Teradata Operations may terminate the agreement, without cause, upon 60 days’ prior written notice and Hortonworks may terminate the agreement, without cause, at the end of the initial term, upon 120 days’ prior written notice, and thereafter at any time upon 120 days’ prior written notice. The initial term of the agreement will continue until June 30, 2016, and will automatically be extended until terminated by either party pursuant to the terms of the agreement.

Promissory Notes with Officers

We entered into a promissory note with Robert Bearden, our Chief Executive Officer, in June 2011 in connection with the purchase of shares of our common stock under a restricted stock award. Pursuant to this note, we loaned Mr. Bearden $315,000. This note bears interest at the fixed rate of 2.27% per annum. As of August 1, 2014, the principal amount and accrued interest due under the note remained outstanding.

We entered into a promissory note with Shaun Connolly, our Vice President of Corporate Strategy in December 2011 in connection with the purchase of shares of our common stock under a restricted stock award. Pursuant to this note, we loaned Mr. Connolly $120,000. This note bears interest at the fixed rate of 2.27% per annum. As of August 1, 2014, the principal amount and accrued interest due under the note remained outstanding.

We entered into two promissory notes with Herbert Cunitz, our President, in October 2012 and February 2014, both in connection with the purchase of shares of our common stock under restricted stock awards. Pursuant to the notes, we loaned Mr. Cunitz $1,380,176 and $1,857,683, respectively. The notes bear interest at the fixed rates of 2.36% per annum and 1.97% per annum, respectively. As of August 1, 2014, the principal amount and accrued interest due under each note remained outstanding.

We entered into a promissory note with Greg Pavlik, our Vice President of Engineering, in May 2012 in connection with the purchase of shares of our common stock under a restricted stock award. Pursuant to this note, we loaned Mr. Pavlik $277,361. This note bears interest at the fixed rate of 2.89% per annum. As of August 1, 2014, the principal amount and accrued interest due under the note remained outstanding.

Other Transactions

We have granted stock options to our executive officers and certain of our directors. See “Executive Compensation” and “Management—Non-Employee Director Compensation” for a description of these options.

We have entered into change in control arrangements with certain of our executive officers that, among other things, provide for certain severance and change in control benefits. See “Executive Compensation—Executive Employment Arrangements and Other Compensation and Benefit Plans” for more information regarding these agreements.

Other than as described above under “Certain Relationships and Related Party Transactions,” since April 15, 2011, we have not entered into any transactions, nor are there any currently proposed transactions, between us and a related party where the amount involved exceeds, or would exceed, $120,000, and in which any related party had or will have a direct or indirect material interest. We believe the terms of the transactions described above were comparable to terms we could have obtained in arm’s-length dealings with unrelated third parties.

Limitation of Liability and Indemnification of Officers and Directors

Prior to the completion of this offering, we expect to adopt an amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, prior to the completion of this offering, we expect to adopt amended and restated bylaws which will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws are expected to provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.

Further, prior to the completion of this offering, we expect to enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements will require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements will also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended restated bylaws and in indemnification agreements that we enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be harmed to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of such policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

The underwriting agreement provides for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act, or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Policies and Procedures for Related Party Transactions

Following the completion of this offering, the audit committee will have the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related parties in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related party has or will have a direct or indirect material interest. For purposes of this policy, a related party will be defined as a director, executive officer, nominee for director or greater than five percent beneficial owner of our common stock, in each case since the beginning of the most recently completed year, and their immediate family members. Our audit committee charter will provide that the audit committee shall review and approve or disapprove any related party transactions. As of the date of this prospectus, we have not adopted any formal standards, policies or procedures governing the review and approval of related party transactions, but we expect that our audit committee will do so in the future.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of September 1, 2014, and as adjusted to reflect the sale of common stock offered by us in this offering assuming no exercise of the underwriters’ option to purchase additional shares, for:

•	each of our named executive officers;

•	each of our directors;

•	all of our directors and executive officers as a group; and

•	each person known by us to be the beneficial owner of more than five percent of any class of our voting securities.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. We have deemed shares of our common stock subject to options and the exercise of warrants that are currently exercisable or exercisable within 60 days of September 1, 2014 to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of that person but have not treated them as outstanding for the purpose of computing the percentage ownership of any other person.

We have based percentage ownership of our common stock before this offering on 69,507,107 shares of our common stock outstanding as of September 1, 2014, which includes 43,899,075 shares of our common stock resulting from the automatic conversion of all outstanding shares of our convertible preferred stock upon the completion of this offering, as if this conversion had occurred as of September 1, 2014. Percentage ownership of our common stock after this offering assumes our sale of              shares of our common stock in this offering.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Hortonworks, Inc., 3460 W. Bayshore Road, Palo Alto, California 94303.

	Shares Beneficially Owned Prior to Offering		Shares Beneficially Owned After the Offering
	Number	Percentage	Number	Percentage
Named Executive Officers and Directors:
Robert Bearden(1)	5,084,646	7.2%
Herbert Cunitz(2)	2,937,064	4.2%
Shaun Connolly(3)	715,277	1.0%
Greg Pavlik(4)	1,016,945	1.5%
Paul Cormier(5)	196,458	*
Peter Fenton(6)	13,066,402	18.8%
Martin Fink	—	*
Kevin Klausmeyer(7)	8,018	*
Jay Rossiter	—	*
Michelangelo Volpi(8)	6,603,964	9.5%
All directors and executive officers as a group (11 persons)(9)	29,673,774	41.5%

	Shares Beneficially Owned Prior to Offering		Shares Beneficially Owned After the Offering
	Number	Percentage	Number	Percentage

5% Stockholders:
Entities affiliated with Benchmark(10)	13,066,402	18.8%
Yahoo!(11)	15,144,349	19.7%
Entities affiliated with Index Ventures(12)	6,603,964	9.5%
Teradata(13)	5,791,486	8.3%
Hewlett-Packard Company(14)	4,102,698	5.9%

*	Less than one percent (1%).
(1)	Consists of (i) 3,500,000 shares held of record by Robert Gene Bearden Jr. Grantor Retained Annuity Trust, in which Mr. Bearden shares voting and dispositive power and (ii) 1,584,646 shares subject to outstanding options which are exercisable within 60 days of September 1, 2014.
(2)	Consists of 2,937,064 shares held of record.
(3)	Consists of (i) 444,444 shares held of record and (ii) 270,833 shares subject to outstanding options which are exercisable within 60 days of September 1, 2014.
(4)	Consists of (i) 973,195 shares held of record and (ii) 43,750 shares subject to outstanding options which are exercisable within 60 days of September 1, 2014.
(5)	Consists of (i) 183,333 shares held of record and (ii) 13,125 shares subject to outstanding options which are exercisable within 60 days of September 1, 2014.
(6)	Consists of the shares listed in footnote 10 below which are held of record by Benchmark Capital Partners VI, L.P. and Benchmark Capital Partners VII, L.P. Mr. Fenton is a managing member of Benchmark Capital Management Co. VI, L.L.C., the general partner of Benchmark Capital Partners VI, L.P. and of Benchmark Capital Management Co. VII, L.L.C., the general partner of Benchmark Capital Partners VII, L.P., and, therefore, may be deemed to hold voting and dispositive power over the shares held by Benchmark Capital Partners VI, L.P. and Benchmark Capital Partners VII, L.P.
(7)	Consists of 8,018 shares subject to outstanding options exercisable within 60 days of September 1, 2014.
(8)	Mr. Volpi is a partner within the Index Ventures group. Advisors within the Index Ventures group provide advice to Index Ventures IV (Jersey), L.P., Index Ventures IV Parallel Entrepreneur Fund (Jersey), L.P., Index Ventures V (Jersey), L.P., Index Ventures V Parallel Entrepreneur Fund (Jersey), L.P. and Yucca (Jersey) SLP (the “Index Funds”). Mr. Volpi is involved in making recommendations to the Index Funds, but does not hold voting or dispositive power over the shares held by the Index Funds.
(9)	Consists of (i) 27,753,402 shares held of record by our current directors and executive officers and (ii) 1,883,860 shares issuable pursuant to outstanding stock options which are exercisable within 60 days of August 1, 2014.
(10)	Consists of (i) 392,794 shares held of record by Benchmark Capital Partners VI, L.P., or BCP VI, for itself and as nominee for Benchmark Founders’ Fund VI, L.P., or BFF VI, Benchmark Founders’ Fund VI-B, L.P., or BFF VI-B, and related individuals and (ii) 12,673,608 shares held of record by Benchmark Capital Partner VII, L.P, or BCP VII, for itself and as nominee for Benchmark Founders’ Fund VII, L.P., or BFF VII, Benchmark Founders’ Fund VII-B, L.P., or BFF VII-B. Benchmark Capital Management Co. VI, L.L.C., or BCMC VI, is the general partner of each of BCP VI, BFF VI and BFF VI-B. Benchmark Capital Management Co. VII, L.L.C., or BCMC VII, is the general partner of BCP VII, BFF VII and BFF VII-B. Mr. Fenton, Alexandre Balkanski, Matthew R. Cohler, Bruce W. Dunlevie, J. William Gurley, Kevin R. Harvey, Robert C. Kagle, Steven M. Spurlock, and Mitchell H. Lasky are the managing members of BCMC VI and, therefore, may be deemed to hold voting and dispositive power over the shares held by BCP VI. Mr. Fenton, Matthew R. Cohler, Bruce W. Dunlevie, J. William Gurley, Kevin R. Harvey, Robert C. Kagle, Steven M. Spurlock, and Mitchell H. Lasky are the managing members of BCMC VII and, therefore, may be deemed to hold voting and dispositive power over the shares held by BCP VII. The address for these entities is 2965 Woodside Road, Woodside, CA 94062.
(11)	Consists of (i) 7,691,613 shares held of record, (ii) 6,500,000 shares subject to an outstanding warrant which is exercisable upon the completion of this offering and (iii) 952,736 shares subject to an outstanding warrant which is exercisable upon the completion of this offering. The address for Yahoo! is 701 First Avenue, Sunnyvale, CA 94089. Yahoo! is a public company listed on the NASDAQ Global Select Market.
(12)

Consists of (i) 2,991,602 shares held of record by Index Ventures IV (Jersey), L.P., (ii) 283,964 shares held of record by Index Ventures IV Parallel Entrepreneur Fund (Jersey), L.P., (iii) 3,234,506 shares held of record by Index Ventures V (Jersey), L.P., (iv) 26,202 shares held of record by Index Ventures V Parallel Entrepreneur Fund (Jersey), L.P. and (v) 67,690 shares held of record by Yucca (Jersey) SLP. Index Ventures Associates IV Limited, or IVA IV, is the general partner of Index Ventures IV (Jersey), L.P. and Index Ventures IV Parallel Entrepreneur Fund (Jersey), L.P. Index Ventures Associates V Limited, or IVA V, is the general partner of Index Ventures V (Jersey), L.P. and Index Ventures V Parallel Entrepreneur Fund (Jersey), L.P. Yucca (Jersey) SLP is a co-investment vehicle that is contractually required to mirror the Index Funds’ investment. Bernard Dallé, David Hall, Paul Willing, Phil Balderson and Sinéad Meehan are the members of the board of directors of IVA IV and IVA V and may be deemed to have shared voting, investment and dispositive power with respect to the shares held by these entities. Advisors within the Index Ventures group provide advice to the Index

Funds but do not have any voting, investment and dispositive power with respect to the shares held by these entities. Mr. Volpi, who is a member of our board of directors, is a partner within the Index Ventures group. The principal address of the Index Funds and Yucca (Jersey) SLP is Ogier House, The Esplanade, St Helier, Jersey JE4 9WG, Channel Islands.
(13)	Consists of 5,791,486 shares held of record. The address for Teradata is 10000 Innovation Drive, Dayton, OH 45342. Teradata is a public company listed on the New York Stock Exchange.
(14)	Consists of 4,102,698 shares held of record. The address for Hewlett-Packard Company is 3000 Hanover Street, Palo Alto, California 94304. Hewlett-Packard Company is a public company listed on the New York Stock Exchange.

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes the most important terms of our capital stock, as they are expected to be in effect upon the completion of this offering. We expect to adopt an amended and restated certificate of incorporation and amended and restated bylaws in connection with this offering, and this description summarizes the provisions that are expected to be included in such documents. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this “Description of Capital Stock,” you should refer to our amended and restated certificate of incorporation and amended and restated bylaws and the IRA, which are or will be included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law. Upon the completion of this offering, our authorized capital stock will consist of 500,000,000 shares of our common stock, $0.0001 par value per share, and 25,000,000 shares of our undesignated preferred stock, $0.0001 par value per share.

Assuming the automatic conversion of all outstanding shares of our convertible preferred stock into shares of our common stock, which conversion will occur upon the completion of this offering, as of June 30, 2014, there were 65,362,066 shares of our common stock outstanding, held by 128 stockholders of record, and no shares of our convertible preferred stock outstanding. Our board of directors is authorized, without stockholder approval except as required by the listing standards of the             , to issue additional shares of our capital stock.

In July 2014, we sold and issued an aggregate of 4,102,698 shares of our Series D convertible preferred stock to Hewlett-Packard Company.

Common Stock

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See “Dividend Policy” for more information regarding dividend rights.

Voting Rights

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation. Our amended and restated certificate of incorporation establishes a classified board of directors that is divided into three classes with staggered three-year terms. Only the directors in one class will be subject to election by a plurality of the votes cast at each annual meeting of our stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Fully Paid and Non-Assessable

All of the outstanding shares of our common stock are, and the shares of our common stock to be issued pursuant to this offering will be, fully paid and non-assessable.

Preferred Stock

Following the closing of this offering, no shares of our convertible preferred stock will be outstanding. Pursuant to our amended and restated certificate of incorporation, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control of our company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.

Options

As of June 30, 2014, we had outstanding options to purchase an aggregate of 17,725,341 shares of our common stock, with a weighted average exercise price of $1.67 per share, pursuant to our 2011 Stock Option and Grant Plan, which was adopted in June 2011 and last amended in April 2013.

Warrants

As of June 30, 2014, we had an outstanding warrant to purchase 6,500,000 shares of our Series A preferred stock, with an exercise price of $0.005 per share, and such Series A preferred stock is currently convertible to common stock on a one-for-one basis. Following the completion of this offering, the warrant will be exercisable for common stock. The warrant contains provisions for the adjustment of the exercise price and the number of shares issuable upon exercise in the event of stock dividends, stock splits, reclassifications, reorganizations or other events. If not exercised, this warrant will expire on June 30, 2020.

As of June 30, 2014, we also had an outstanding warrant to purchase a number of shares of our common stock equal to 1% of the sum of (i) 91,170,992 plus (ii) the number of shares of Series D preferred stock (or shares of such stock issuable upon exercise of warrants to purchase such stock on an as converted to common stock basis) sold by us prior to the completion of a public offering or other liquidation event, at an exercise price of $4.23 per share. As of September 1, 2014, this warrant represented the right to purchase 952,736 shares of our common stock, subject to further adjustment for future issuances as described herein. The warrant contains provisions for the adjustment of the exercise price and the number of shares issuable upon exercise in the event of stock dividends, stock splits, reclassifications, reorganizations or other events. If not exercised, this warrant will expire on June 9, 2023.

Registration Rights

After the completion of this offering, certain holders of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in our IRA. We, along with certain holders of our common stock and the holders of our preferred stock are parties to the IRA. The registration rights set forth in the IRA will expire (a) five years following the completion of this offering, (b) with respect to any particular stockholder, such earlier time when (i) such stockholder is able to sell all of its shares pursuant to Rule 144(b)(1)(i) of the Securities Act or (ii) such stockholder holds one percent or less of our outstanding capital stock and all registrable securities held by such holder (together with any affiliate of the holder with whom such holder must aggregate its sales under Rule 144) can be sold in any three month period without registration in compliance with Rule 144, or (c) the consummation of certain liquidation events. We will pay the registration expenses (other than underwriting discounts and commissions) of the holders of the shares registered pursuant to the registrations described below. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. In connection with this offering, each stockholder that has registration rights agreed not to sell or otherwise dispose of any securities without the prior written consent of the underwriters for a period of 180 days after the date of this prospectus. See “Underwriters” for more information regarding such restrictions.

Demand Registration Rights

After the completion of this offering, the holders of approximately 40,576,916 shares of our common stock and the holder of warrants to purchase 6,500,000 shares of our common stock and 952,736 shares of our common stock will be entitled to certain demand registration rights, subject to certain marketing and other limitations. If we determine that it would be seriously detrimental to us and our stockholders to effect such a demand registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 90 days. Additionally, we will not be required to effect a demand registration during the period beginning 60 days prior to our good faith estimate of the date of the filing of, and ending on a date that is 180 days following the effectiveness of, a registration statement relating to the public offering of our common stock. We are not required to effect more than two demand registrations under the IRA.

Piggyback Registration Rights

After the completion of this offering, if we propose to register the offer and sale of our common stock under the Securities Act, in connection with the public offering of such common stock the holders of up to approximately 40,576,916 shares of our common stock and the holder of warrants to purchase 6,500,000 shares of our common stock and 952,736 shares of our common stock will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (i) a demand registration, (ii) a registration relating solely to the sale of securities of participants in a Company stock plan, (iii) a registration relating to a corporate reorganization or transaction under Rule 145 of the Securities Act, (iv) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of registrable securities or (v) a registration in which the only common stock being registered is common stock issuable upon conversion of debt securities that are also being registered, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.

S-3 Registration Rights

After the completion of this offering, the holders of up to approximately 40,576,916 shares of our common stock and the holder of warrants to purchase 6,500,000 shares of our common stock and 952,736 shares of our common stock may make a written request that we register the offer and sale of their shares on a registration statement on Form S-3 if we are eligible to file a registration statement on Form S-3 so long as the request is received from holders of at least 30% of the registrable securities then outstanding and the anticipated aggregate offering price of the shares to be registered by the holders requesting registration, net of underwriting discounts and commissions, is at least $5.0 million. These stockholders may make an unlimited number of requests for registration on Form S-3; however, we will not be required to effect a registration on Form S-3 under certain circumstances, including if we have effected two such registrations within the 12-month period preceding the date of the request. Additionally, if we determine that it would be seriously detrimental to us and our stockholders to effect such a registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 90 days.

Allocation Agreement

In connection with our Series D preferred stock financing in March 2014, we entered into an allocation agreement with one of our investors in the financing, Passport Capital, LLC, or Passport, pursuant to which we granted Passport the right to purchase from us up to 7.5% of the aggregate number of shares sold in a public offering (excluding shares for which the underwriters have an option to purchase), subject to the terms and conditions of the allocation agreement and compliance with applicable securities laws. If the managing underwriters of any such public offering determine in good faith that the purchase by Passport of such number of shares in the public offering would be detrimental to the public offering, then the managing underwriters may, in their sole discretion, reduce the number of shares that Passport may purchase. Under certain circumstances, including if the public offering occurs prior to March 24, 2015, or if the right to purchase shares in the public offering conflicts with applicable securities laws, or if some other legal impediment or requirement would prevent or materially delay the consummation of or unreasonably interfere with either such offering or the purchase of the shares by Passport in such offering, then instead of the right to purchase shares in the public offering, Passport would have the right to purchase the same number of shares, at the same purchase price the shares in the public offering are sold to the public, in a separate and concurrent private placement transaction. In addition, to the extent that the underwriters decide, in their sole discretion as described above, to reduce the number of shares that Passport may purchase in the public offering, then Passport will have the right to purchase the balance of the shares that Passport is not given the opportunity to purchase in the public offering in a separate and concurrent private placement transaction.

Anti-Takeover Provisions

The provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws, which are summarized below, may have the effect of delaying, deferring or discouraging another person from acquiring control of our company. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	prior to the date of the transaction, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding but not the outstanding voting stock owned by the interested stockholder, shares owned (i) by persons who are directors and also officers and (ii) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding stock that is not owned by the interested stockholder.

In general, a “business combination” includes mergers, asset or stock sales, or other transactions or series of transactions resulting in a financial benefit to the interested stock stockholder. An “interested stockholder” is an entity or person who, together with its affiliates and associates, owns, or is an affiliate or associate of the corporation and within three years of determination of interested stockholder status did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing a change in our control. We also anticipate that Section 203 may discourage attempts that might result in a premium over the market price for the shares of our common stock held by stockholders.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions

Our restated certificate of incorporation and our restated bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our board of directors or management team or discourage lawsuits against our directors and officers, including the following:

•	Board of Directors Vacancies. Our amended and restated certificate of incorporation and amended and restated bylaws authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors and promotes continuity of management.

•	Classified Board. Our amended and restated certificate of incorporation and amended and restated bylaws provide that our board of directors is classified into three classes of directors. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors. See “Management—Board of Directors Composition.”

•

Stockholder Action; Special Meeting of Stockholders.    Our amended and restated certificate of incorporation provides that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws. Our amended and restated bylaws will further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the Chairman of our board of directors, our Chief Executive Officer or our President, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

•	Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

•	No Cumulative Voting. The Delaware General Corporation Law provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.

•	Directors Removed Only for Cause. Our amended and restated certificate of incorporation provides that stockholders may remove directors only for cause.

•	Amendment of Charter Provisions. Any amendment of the above provisions in our amended and restated certificate of incorporation would require approval by holders of at least two-thirds of our then-outstanding common stock.

•	Issuance of Undesignated Preferred Stock. Our board of directors has the authority, without further action by the stockholders, to issue up to shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or other means.

•	Exclusive Jurisdiction for Certain Actions. Our certificate of incorporation and bylaws, as amended and restated in connection with this offering, provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our bylaws, or (iv) any action asserting a claim against us governed by the internal affairs doctrine. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar exclusive forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could rule that this provision in our certificate of incorporation is inapplicable or unenforceable.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be            .

Listing

We intend to apply for the listing of our common stock on the              under the symbol “HDP.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Following the completion of this offering, based on the number of shares of our capital stock outstanding as of June 30, 2014, we will have a total of            shares of our common stock outstanding. Of these outstanding shares, all of the            shares of our common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

The remaining outstanding shares of our common stock will be deemed “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. In addition, all of our executive officers, directors, and holders of substantially all of our common stock and securities convertible into or exchangeable for our common stock have entered into market standoff agreements with us or lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our stock for at least 180 days following the date of this prospectus. As a result of these agreements and the provisions of the IRA described above under “Description of Capital Stock—Registration Rights,” subject to the provisions of Rule 144 or Rule 701, based on an assumed offering date of June 30, 2014, shares will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, the shares of our common stock sold in this offering will be immediately available for sale in the public market;

•	beginning 181 days after the date of this prospectus, subject to extension as described in “Underwriting” below, additional shares of our common stock will become eligible for sale in the public market, of which shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below; and

•	the remainder of the shares of our common stock will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144, as described below.

Lock-Up Agreements

We, our executive officers, directors and holders of substantially all of our common stock and securities convertible into or exchangeable for our common stock, have agreed or will agree that, subject to certain exceptions, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Goldman, Sachs & Co.:

•

offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Act relating to, any of our securities that are substantially similar to shares of our common stock, including but not limited to, any options or warrants to purchase shares of our common stock or any securities that are convertible into, exchangeable for, or that represent the right to receive, shares of our common stock or any such substantially similar securities, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing; or

•	enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of shares of our common stock or any such other securities;

whether any such transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise. Goldman, Sachs & Co. may, in its discretion, release any of the securities subject to these lock-up agreements at any time.

The restrictions described in the paragraph above do not apply to the issuance, in an amount not exceeding 5% of our common stock issued and outstanding immediately following the completion of this offering (which may include additional shares issued in a private placement pursuant to the Allocation Agreement described under “Description of Capital Stock–Allocation Agreement”), of shares of our common stock, or any security convertible into or exercisable for shares of our common stock, issued in connection with: (a) the acquisition by us or any of our subsidiaries of the securities, business, property or other assets of another person or entity or pursuant to an employee benefit plan assumed by us in connection with such acquisition or (b) joint ventures, commercial relationships or other strategic transactions; provided that in either of these cases we will: (i) cause each recipient of such securities to execute and deliver, on or prior to the issuance of such securities, a lock-up agreement on substantially the same terms as the lock-up agreements described in the paragraph above for the remainder of the 180-day period following the date of this prospectus and (ii) enter stop transfer instructions on such securities with our transfer agent and registrar.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

•	one percent of the number of shares of our common stock then outstanding, which will equal shares immediately after this offering; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

As of June 30, 2014, 7,618,870 shares of our outstanding common stock had been issued in reliance on Rule 701 as a result of exercises of stock options and stock awards.

Registration Rights

Pursuant to the IRA, the holders of up to 40,576,916 shares of our common stock (including shares of our common stock issuable upon the conversion of our outstanding convertible preferred stock upon the completion of this offering) and the holder of warrants to purchase 6,500,000 shares of our common stock and 952,736 shares of our common stock, or their transferees, will be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. See “Description of Capital Stock—Registration Rights” for a description of these registration rights. If the offer and sale of these shares is registered, the shares will be freely tradable without restriction under the Securities Act, and a large number of shares may be sold into the public market.

Registration Statement on Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of our common stock issued or reserved for issuance under our 2011 Stock Option and Grant Plan and our 2014 Stock Option and Incentive Plan. We expect to file this registration statement as promptly as possible after the completion of this offering. Shares covered by this registration statement will be eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable lock-up agreements and market standoff agreements.

Stock Options

As of June 30, 2014, options to purchase a total of 17,725,341 shares of our common stock pursuant to our 2011 Stock Option and Grant Plan were outstanding, of which options to purchase 5,699,957 shares were exercisable, and no options were outstanding or exercisable under our 2014 Stock Option and Incentive Plan. We intend to file a registration statement on Form S-8 under the Securities Act as promptly as possible after the completion of this offering to register shares that may be issued pursuant to our 2011 Stock Option and Grant and our 2014 Stock Option and Incentive Plan. The registration statement on Form S-8 is expected to become effective immediately upon filing, and shares covered by the registration statement will then become eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable lock-up agreements and market standoff agreements. See “Executive Compensation—Employee Benefit and Stock Plans” for a description of our equity incentive plans.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of certain material U.S. federal income tax considerations for non-U.S. holders (as defined below) relating to the acquisition, ownership and disposition of common stock issued pursuant to this offering. This summary deals only with common stock held as a capital asset (within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code, by a holder and does not discuss the U.S. federal income tax considerations applicable to a holder that is subject to special treatment under U.S. federal income tax laws, including, but not limited to:

•	banks, insurance companies or other financial institutions;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations;

•	an integral part or controlled entity of a foreign sovereign;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

•	controlled foreign corporations or passive foreign investment companies;

•	certain former citizens or long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code; or

•	persons who hold our common stock other than as a capital asset (generally, an asset held for investment purposes).

This summary is based upon provisions of the Code, applicable U.S. Treasury regulations promulgated thereunder, published rulings and judicial decisions, all as in effect as of the date hereof. Those authorities may be changed, perhaps retroactively, or may be subject to differing interpretations, which could result in U.S. federal income tax consequences different from those discussed below. This summary does not address all aspects of U.S. federal income tax, does not deal with all tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances and does not address the Medicare tax imposed on certain investment income or any state, local, foreign, gift, estate or alternative minimum tax considerations.

For purposes of this discussion, a “U.S. holder” is a beneficial holder of common stock that is: an individual citizen or resident of the United States; a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; an estate the income of which is subject to U.S. federal income taxation regardless of its source; or a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

For purposes of this discussion a “non-U.S. holder” is a beneficial holder of common stock that is neither a U.S. holder nor a partnership (or any other entity or arrangement that is treated as a partnership) for U.S. federal income tax purposes. However, neither the term U.S. holder nor the term

non-U.S. holder includes any entity or other person that is subject to special treatment under the Code. If a partnership (or an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) holds common stock, the U.S. federal income tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding common stock is urged to consult its own tax advisors.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THEIR PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES IN LIGHT OF THEIR SPECIFIC SITUATIONS, AS WELL AS THE TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS (INCLUDING THE U.S. FEDERAL ESTATE AND GIFT TAX LAWS).

Distributions on our Common Stock

Distributions with respect to common stock, if any, generally will constitute dividends for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Any portion of a distribution in excess of current or accumulated earnings and profits will be treated as a return of capital and will first be applied to reduce the holder’s tax basis in its common stock, but not below zero. Any remaining amount will then be treated as gain from the sale or exchange of the common stock and will be treated as described under “—Disposition of our Common Stock” below.

Distributions treated as dividends that are paid to a non-U.S. holder, if any, with respect to shares of our common stock will be subject to U.S. federal withholding tax at a rate of 30% (or lower applicable income tax treaty rate) of the gross amount of the dividends unless the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States. If a non-U.S. holder is engaged in a trade or business in the United States and dividends with respect to the common stock are effectively connected with the conduct of that trade or business and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment, then although the non-U.S. holder will generally be exempt from the 30% U.S. federal withholding tax, provided certain certification requirements are satisfied, the non-U.S. holder will be subject to U.S. federal income tax on those dividends on a net income basis at regular graduated U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. Any such effectively connected income received by a foreign corporation may, under certain circumstances, be subject to an additional branch profits tax equal to 30% (or lower applicable income tax treaty rate) of its effectively connected earnings and profits for the taxable year, as adjusted under the Code. To claim the exemption from withholding with respect to any such effectively connected income, the non-U.S. holder must generally furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form). A non-U.S. holder of shares of our common stock who wishes to claim the benefit of an exemption or reduced rate of withholding tax under an applicable treaty must furnish to us or our paying agent a valid IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable (or applicable successor form) certifying such holder’s qualification for the exemption or reduced rate. If a non-U.S. holder is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, the non-U.S. holder may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Disposition of our Common Stock

Non-U.S. holders may recognize gain upon the sale, exchange, redemption or other taxable disposition of common stock. Such gain generally will not be subject to U.S. federal income tax unless: (i) that gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the

United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment maintained by the non-U.S. holder); (ii) the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or (iii) we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period preceding the date of disposition or the holder’s holding period for our common stock, and certain other requirements are met. We believe that we are not and we do not anticipate becoming a “U.S. real property holding corporation” for U.S. federal income tax purposes.

If a non-U.S. holder is an individual described in clause (i) of the preceding paragraph, the non-U.S. holder will generally be subject to tax on a net income basis at the regular graduated U.S. federal individual income tax rates in the same manner as if such holder were a resident of the United States, unless an applicable income tax treaty provides otherwise. If the non-U.S. holder is an individual described in clause (ii) of the preceding paragraph, the non-U.S. holder will generally be subject to a flat 30% tax on the gain, which may be offset by U.S. source capital losses even though the non-U.S. holder is not considered a resident of the United States, provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. If a non-U.S. holder is a foreign corporation that falls under clause (i) of the preceding paragraph, it will be subject to tax on a net income basis at the regular graduated U.S. federal corporate income tax rates in the same manner as if it were a resident of the United States and, in addition, the non-U.S. holder may be subject to the branch profits tax at a rate equal to 30% (or lower applicable income tax treaty rate) of its effectively connected earnings and profits.

Information Reporting and Backup Withholding Tax

We report to our non-U.S. holders and the IRS the amount of dividends paid during each calendar year and the amount of any tax withheld. All distributions to holders of common stock are subject to any applicable withholding. Information-reporting requirements apply even if no withholding was required because the distributions were effectively connected with the non-U.S. holder’s conduct of a United States trade or business or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Under U.S. federal income tax law, interest, dividends and other reportable payments may, under certain circumstances, be subject to “backup withholding” at the then-applicable rate. Backup withholding, however, generally will not apply to distributions to a non-U.S. holder of our common stock, provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI (as applicable), or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient. Backup withholding is not an additional tax but merely an advance payment, which may be refunded to the extent it results in an overpayment of tax and the appropriate information is timely supplied to the IRS.

Foreign Account Tax Compliance Act

The Foreign Account Tax Compliance Act, or FATCA, and guidance issued and intergovernmental agreements entered into thereunder, may impose withholding taxes on certain types of payments made to “foreign financial institutions” (as specially defined under FATCA) and certain other non-U.S. entities if certification, information reporting and other specified requirements are not met. FATCA generally imposes a 30% withholding tax on “withholdable payments” if they are paid to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations and other specified requirements are satisfied or (ii) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner and other specified requirements are satisfied. “Withholdable payment” generally means (i) any payment of interest, dividends, rents and certain other types of generally passive income if such payment is from sources within the United States and (ii) any gross proceeds from the sale or other disposition of any property of a type that can produce interest or dividends from sources within the United States (including, for example, stock and debt of U.S. corporations). Non-U.S. shareholders may be required to enter into an agreement with the U.S. Treasury relating to certain reporting, withholding and other obligations under FATCA, or may be required to comply with reporting and other compliance obligations under an intergovernmental agreement between their country of organization and the U.S. Treasury. If a shareholder does not provide us with the information necessary to comply with FATCA, it is possible that distributions to such shareholder that are attributable to withholdable payments, such as dividends, will be subject to the 30% withholding tax. Payments of gross proceeds from a sale or other disposition of common stock could also be subject to withholding unless such disposition occurs on or before December 31, 2016. Prospective investors should consult their own tax advisers regarding this legislation.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. is the representative of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional              shares from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase              additional shares.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the initial public offering price. After the initial offering of the shares, the representative may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We, our officers, directors and holders of substantially all of our common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of our common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. See “Shares Eligible for Future Sale—Lock-up Agreements” for a discussion of certain transfer restrictions.

The restrictions on us described in the paragraph above do not apply to the issuance, in an amount not exceeding 5% of our common stock issued and outstanding immediately following the completion of this offering (which may include additional shares issued in a private placement pursuant to the Allocation Agreement described under “Description of Capital Stock—Allocation Agreement”) of shares of our common stock, or any security convertible into or exercisable for shares of our common stock, issued in connection with: (a) the acquisition by us or any of our subsidiaries of the securities, business, property or other assets of another person or entity or pursuant to an employee benefit plan assumed by us in connection with such acquisition or (b) joint ventures, commercial relationships or other strategic transactions; provided that in either of these cases we will: (i) cause each recipient of such securities to execute and deliver, on or prior to the issuance of such securities, a lock-up agreement on substantially the same terms as the lock-up agreements described in the paragraph above for the remainder of the 180-day period following the date of this prospectus and (ii) enter stop transfer instructions on such securities with our transfer agent and registrar.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated between us and the representative. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

An application will be made to list the common stock on the              under the symbol “HDP”.

In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on             , in the over-the-counter market or otherwise.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant underwriter or underwriters nominated by the Issuer for any such offer; or

(c) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3(2) of the Prospectus Directive;

provided that no such offer of shares shall require the Issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression 2010 PD Amending Directive means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures

Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Expenses and Indemnification

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $        .

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

VALIDITY OF COMMON STOCK

Goodwin Procter LLP, Menlo Park, California, which has acted as our counsel in connection with this offering, will pass upon the validity of the shares of our common stock being offered by this prospectus, and Sullivan & Cromwell LLP, Palo Alto, California will pass upon the validity of the shares of our common stock being offered by this prospectus for the underwriters.

EXPERTS

The consolidated financial statements as of April 30, 2012 and 2013, December 31, 2013 and for the eight months ended December 31, 2013 and for each of the two years in the period ended April 30, 2013, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act, and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.hortonworks.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

HORTONWORKS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Hortonworks, Inc.

Palo Alto, California

We have audited the accompanying consolidated balance sheets of Hortonworks, Inc. and subsidiaries (the “Company”) as of December 31, 2013, April 30, 2013 and April 30, 2012, and the related consolidated statements of operations, comprehensive loss, convertible preferred stock and stockholders’ deficit, and cash flows for the eight months ended December 31, 2013, and each of the two years in the period ended April 30, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2013, April 30, 2013 and April 30, 2012, and the consolidated results of its operations and its cash flows for the eight months ended December 31, 2013, and each of the two years in the period ended April 30, 2013 in accordance with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the Company changed its fiscal year end from April 30 to December 31.

/s/ DELOITTE & TOUCHE LLP

San Jose, California

June 26, 2014

HORTONWORKS, INC.

Consolidated Balance Sheets

(In thousands, except share and per share data)

	April 30		December 31, 2013	June 30, 2014	Pro Forma Stockholders’ Equity June 30, 2014
	2012	2013
				(unaudited)	(unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$27,393	$8,698	$25,304	$39,072
Short-term investments	23,957	9,185	13,205	40,048
Accounts receivable, net (including $45, $981, $1,648 and $1,537 as of April 30, 2012 and 2013, December 31, 2013, and June 30, 2014 (unaudited) from related parties—Note 16)	1,076	6,968	12,712	19,125
Prepaid expenses and other current assets	945	1,388	1,132	4,538

Total current assets	53,371	26,239	52,353	102,783
Property and equipment, net	381	1,050	1,093	1,817
Long-term investments	1,011	1,011	—	24,586
Intangible assets	—	—	—	3,971
Goodwill	—	—	—	2,119
Other non-current assets	66	22	22	22
Restricted cash	200	957	975	1,166

TOTAL ASSETS	$55,029	$29,279	$54,443	$136,464

LIABILITIES, CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Accounts payable	$149	$1,277	$2,438	$4,058
Accrued compensation and benefits	659	1,635	4,022	5,921
Accrued liabilities	322	1,559	6,660	9,310
Deferred revenue (including $212, $278, $1,364 and $2,444 as of April 30, 2012 and 2013, December 31, 2013, and June 30, 2014 (unaudited) from related parties—Note 16)	1,748	7,666	16,651	27,132

Total current liabilities	2,878	12,137	29,771	46,421
Long-term deferred revenue and other long-term liabilities (including $9,500, $9,100, $7,459 and $7,890 as of April 30, 2012 and 2013, December 31, 2013, and June 30, 2014 (unaudited) from related parties—Note 16)	9,520	10,303	12,045	12,277
Common stock warrant liability	—	—	—	4,900

TOTAL LIABILITIES	12,398	22,440	41,816	63,598

Commitments and contingencies (Note 6)
Convertible preferred stock, par value of $0.0001 per share—31,382,808, 31,382,808, 38,090,975 and 46,296,377 shares authorized as of April 30, 2012 and 2013, December 31, 2013, and June 30, 2014 (unaudited); 24,882,808, 24,882,808, 31,590,975 and 39,796,377 shares issued and outstanding as of April 30, 2012 and 2013, December 31, 2013, and June 30, 2014 (unaudited), actual; aggregate liquidation preferences of $204,838 as of June 30, 2014 (unaudited), actual; no shares issued and outstanding as of June 30, 2014, pro forma (unaudited)	53,254	53,254	103,067	202,749

STOCKHOLDERS’ DEFICIT:

Common stock, par value of $0.0001 per share—63,051,614, 71,000,000, 85,000,000 and 110,000,000 shares authorized as of April 30, 2012 and 2013, December 31, 2013, and June 30, 2014 (unaudited); 2,189,837, 2,744,868, 7,092,776 and 8,684,042 shares issued and outstanding as of April 30, 2012 and 2013, December 31, 2013, and June 30, 2014 (unaudited), actual; 65,362,066 shares issued and outstanding as of June 30, 2014, pro forma (unaudited)	—	—	1	1
Additional paid-in capital	886	1,738	3,950	11,759
Accumulated other comprehensive income (loss)	12	6	(19)	(41)
Accumulated deficit	(11,521)	(48,159)	(94,372)	(141,602)

TOTAL STOCKHOLDERS’ DEFICIT	(10,623)	(46,415)	(90,440)	(129,883)	$

TOTAL LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT	$55,029	$29,279	$54,443	$136,464

See the accompanying notes to the consolidated financial statements.

HORTONWORKS, INC.

Consolidated Statements of Operations

(In thousands, except share and per share data)

	Year Ended April 30,		Eight Months Ended December 31,		Six Months Ended June 30,
	2012	2013	2012	2013	2013	2014
			(unaudited)		(unaudited)
Support subscription and professional services revenue:
Support subscription	$1,276	$7,739	$3,643	$11,415	$6,381	$11,054
Professional services	370	3,259	1,135	6,450	3,397	9,570

Total support subscription and professional services revenue (including $833, $2,118, $718, $2,955, $1,950 and $2,527 as of April 30, 2012 and 2013, December 31, 2012 (unaudited) and 2013, and June 30, 2013 and 2014 (unaudited) from related parties—Note 16)	1,646	10,998	4,778	17,865	9,778	20,624
Cost of revenue
Support subscription	421	5,071	2,880	3,720	3,293	1,364
Professional services	974	5,862	3,053	9,990	4,924	11,101

Total cost of revenue	1,395	10,933	5,933	13,710	8,217	12,465

Gross profit (loss)	251	65	(1,155)	4,155	1,561	8,159

Operating expenses:
Sales and marketing	2,589	17,187	8,403	21,357	13,851	25,062
Research and development	6,881	12,070	6,768	14,621	8,596	16,159
General and administrative	2,384	7,598	3,487	14,368	12,143	10,609

Total operating expenses	11,854	36,855	18,658	50,346	34,590	51,830

Loss from operations	(11,603)	(36,790)	(19,813)	(46,191)	(33,029)	(43,671)
Interest and other income	84	215	159	152	88	176
Other expense	(1)	(52)	(49)	(129)	(26)	(4,965)

Loss before income tax expense (benefit)	(11,520)	(36,627)	(19,703)	(46,168)	(32,967)	(48,460)
Income tax expense (benefit)	1	11	8	45	16	(1,230)

Net loss	$(11,521)	$(36,638)	$(19,711)	$(46,213)	$(32,983)	$(47,230)

Net loss per share of common stock, basic and diluted	$(37.15)	$(15.14)	$(8.48)	$(9.09)	$(12.32)	$(5.89)

Weighted-average shares used in computing net loss per share of common stock, basic and diluted	310,105	2,419,502	2,323,761	5,083,600	2,676,191	8,024,896

Pro forma net loss per share of common stock, basic and diluted (unaudited)		$(1.34)		$(1.31)		$(1.07)

Weighted-average shares used in computing pro forma net loss per share of common stock, basic and diluted (unaudited)		27,302,310		35,278,181		44,103,908

See the accompanying notes to the consolidated financial statements.

HORTONWORKS, INC.

Consolidated Statements of Comprehensive Loss

(In thousands)

	Year Ended April 30,		Eight Months Ended December 31,		Six Months Ended June 30,
	2012	2013	2012	2013	2013	2014
			(unaudited)		(unaudited)
Net loss	$(11,521)	$(36,638)	$(19,711)	$(46,213)	$(32,983)	$(47,230)
Items of other comprehensive income (loss):
Unrealized gain (loss) on investments	12	(7)	(3)	(6)	(8)	(31)
Foreign currency translation adjustment	—	1	—	(19)	1	9

Total other comprehensive income (loss)	12	(6)	(3)	(25)	(7)	(22)

Total comprehensive loss	$(11,509)	$(36,644)	$(19,714)	$(46,238)	$(32,990)	$(47,252)

See the accompanying notes to the consolidated financial statements

HORTONWORKS, INC.

Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit

(In thousands, except share and per share data)

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated other comprehensive income (loss)	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance—May 1, 2011	—	$—	—	$—	$—	$—	$—	$—
Common stock purchased by investor at $0.2875 per share in April 2012	—	—	1,754,386	—	500	—	—	500
Exercise of stock options and vesting of early exercised stock options	—	—	77,812	—	7	—	—	7
Issuance of Series A convertible preferred stock, net of issuance costs of $346	17,856,612	22,433	—	—	—	—	—	—
Issuance of Series A convertible preferred stock in exchange of the convertible promissory note	173,412	220	—	—	—	—	—	—
Issuance of Series B convertible preferred stock, net of issuance costs of $237	6,852,784	30,601	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	322	—	—	322
Principal payment of promissory notes for issuance of common stock	—	—	357,639	—	57	—	—	57
Other comprehensive income	—	—	—	—	—	12	—	12
Net loss	—	—	—	—	—	—	(11,521)	(11,521)

Balance—April 30, 2012	24,882,808	53,254	2,189,837	—	886	12	(11,521)	(10,623)
Exercise of stock options and vesting of early exercised stock options	—	—	555,031	—	90	—	—	90
Stock-based compensation	—	—	—	—	762	—	—	762
Other comprehensive loss	—	—	—	—	—	(6)	—	(6)
Net loss	—	—	—	—	—	—	(36,638)	(36,638)

Balance—April 30, 2013	24,882,808	53,254	2,744,868	—	1,738	6	(48,159)	(46,415)
Issuance of Series C convertible preferred stock, net of issuance costs of $186	6,708,167	49,813	—	—	—	—	—	—
Exercise of stock options and vesting of early exercised stock options	—	—	845,694	1	193	—	—	194
Stock-based compensation	—	—	—	—	1,327	—	—	1,327
Issuance of common stock to related party (Note 16)	—	—	65,044	—	—	—	—	—
Contra-revenue adjustment related to share purchase agreement (Note 14)	—	—	—	—	382	—	—	382
Principal payment on promissory notes for issuance of common stock	—	—	3,437,170	—	310	—	—	310
Other comprehensive loss	—	—	—	—	—	(25)	—	(25)
Net loss	—	—	—	—	—	—	(46,213)	(46,213)

Balance—December 31, 2013	31,590,975	103,067	7,092,776	1	3,950	(19)	(94,372)	(90,440)
Issuance of Series D convertible preferred stock, net of issuance costs of $258 (unaudited)	8,205,402	99,682	—	—	—	—	—	—
Exercise of stock options and vesting of early exercised stock options (unaudited)	—	—	610,755	—	361	—	—	361
Stock-based compensation (unaudited)	—	—		—	3,593	—	—	3,593
Issuance of common stock to related party (Note 16) (unaudited)	—	—	715,495	—	—	—	—	—
Contra-revenue adjustment related to share purchase agreement (unaudited) (Note 16)	—	—	—	—	2,040	—	—	2,040
Acquisition of XA Secure (unaudited)	—	—	265,016		1,815			1,815
Other comprehensive income (unaudited)	—	—	—	—	—	(22)	—	(22)
Net loss (unaudited)	—	—	—	—	—	—	(47,230)	(47,230)

Balance—June 30, 2014 (unaudited)	39,796,377	$202,749	8,684,042	$1	$11,759	$(41)	$(141,602)	$(129,883)

See the accompanying notes to the consolidated financial statements.

HORTONWORKS, INC.

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended April 30,		Eight Months Ended December 31,		Six Months Ended June 30,
	2012	2013	2012	2013	2013	2014
			(unaudited)		(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(11,521)	$(36,638)	$(19,711)	$(46,213)	$(32,983)	$(47,230)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	96	419	215	505	319	430
Amortization of premiums from investments	170	464	394	209	97	303
Stock-based compensation	322	762	416	1,327	572	3,593
Contra-revenue adjustment related to share purchase agreement	—	—	—	382	—	2,040
Loss on disposal of assets	—	48	51	91	—	41
Release of deferred tax valuation allowance	—	—	—	—	—	(1,279)
Common stock warrant liability, including change in fair value	—	—	—	—	—	4,900
Changes in operating assets and liabilities:
Accounts receivable	(1,075)	(5,892)	(2,118)	(5,744)	(5,592)	(6,413)
Prepaid expenses and other current assets	(945)	(442)	(67)	237	(44)	(3,141)
Other assets	(266)	(702)	(780)	(18)	67	(191)
Accounts payable	148	1,129	896	1,161	549	1,620
Accrued liabilities	312	1,210	705	5,108	7,760	2,595
Accrued compensation and benefits	658	976	911	2,387	1,566	1,899
Deferred revenue	11,248	6,698	3,852	10,735	5,300	10,713

Net cash used in operating activities	(853)	(31,968)	(15,236)	(29,833)	(22,389)	(30,120)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of investments	(25,125)	(13,672)	(12,879)	(12,585)	(760)	(62,281)
Sale of investments	—	25,728	2,213	2,161	—	—
Maturity of investments	—	2,233	18,518	7,200	9,510	10,520
Purchase of XA Secure	—	—	—	—	—	(2,996)
Purchases of property and equipment	(477)	(1,137)	(873)	(639)	(430)	(1,197)

Net cash provided by (used in) investing activities	(25,602)	13,152	6,979	(3,863)	8,320	(55,954)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of preferred stock, net of issuance costs	53,034	—	—	49,813	39,817	99,682
Proceeds from issuance of common stock	537	121	43	179	166	416
Payments for deferred offering costs	—	—	—	—	—	(256)
Proceeds from issuance of convertible notes	220	—	—	—	—	—
Proceeds from payments of principal on promissory notes	57	—	—	310	37	—

Net cash provided by financing activities	53,848	121	43	50,302	40,020	99,842

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	27,393	(18,695)	(8,214)	16,606	25,951	13,768
CASH AND CASH EQUIVALENTS—Beginning of period	—	27,393	27,393	8,698	19,179	25,304

CASH AND CASH EQUIVALENTS—End of period	$27,393	$8,698	$19,179	$25,304	$45,130	$39,072

SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING INFORMATION:
Deferred offering costs recorded in accrued liabilities	$—	$—	$—	$—	$—	$1,440

Promissory notes canceled with respect to repurchases of restricted stock	$(172)	$—	$—	$(186)	$—	$—

Conversion of promissory note to Series A convertible preferred stock	$221	$—	$—	$—	$—	$—

Shares issued to purchase XA Secure	$—	$—	$—	$—	$—	$1,815

See the accompanying notes to the consolidated financial statements.

HORTONWORKS, INC.

Notes to Consolidated Financial Statements

1.	ORGANIZATION AND DESCRIPTION OF BUSINESS

Hortonworks, Inc. (the “Company”) was incorporated in Delaware on April 15, 2011, and is focused on the development, distribution and support of the Hadoop open source project from the Apache Software Foundation (Apache Hadoop or Hadoop). “Hadoop” is a registered trademark of the Apache Software Foundation. Hadoop was originally developed in the early 2000s. Partnering with the Apache Hadoop community, Yahoo! led major innovations in the technology to help tackle big data challenges and operate its business at scale. Hadoop is managed as an open source software project by the Apache Foundation.

Due to the increase in the volume of data and the variety of data, including new unstructured data types such as clickstream data, geo-location data, sensor and machine data, sentiment data, server log data and other data generated by emails, documents and other file types, Hadoop has emerged as a critical enabling technology for the modern data center architecture. The Company’s software development efforts are thus focused on creating an enterprise-grade Hadoop platform by working in concert with the Apache community to develop the Hortonworks Data Platform.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and include the accounts of the Company and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Change of Fiscal Year End

The Company changed its fiscal year end from April 30 to December 31. Unless otherwise noted, all references to “years” in this report refer to the twelve-month fiscal year, which prior to May 1, 2013 ended on April 30, and beginning with January 1, 2014 ends on December 31 of each year. These financial statements include the audited transition period of May 1, 2013 through December 31, 2013. The consolidated statement of operations, consolidated statement of comprehensive loss and consolidated statement of cash flows for the eight months ended December 31, 2012 have been presented for comparative purposes and are unaudited.

Unaudited Interim Financial Statements

The consolidated interim balance sheet as of June 30, 2014, and the consolidated statements of operations and comprehensive loss, and consolidated statements of cash flows for the six months ended June 30, 2013 and 2014 and the related footnote disclosures are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position as of June 30, 2014 and its results of operations and cash flows for the six months ended June 30, 2013 and 2014. The results of operations for the six months ended June 30, 2014 are not necessarily indicative of the results to be expected for the year ending December 31, 2014 or for any other future annual or interim period.

Unaudited Pro Forma Consolidated Stockholders’ Equity

The unaudited pro forma stockholders’ equity as of June 30, 2014 reflects the automatic conversion of all outstanding shares of the Company’s convertible preferred stock into an aggregate of 39,796,377 shares of common stock in conjunction with a qualified initial public offering.

HORTONWORKS, INC.

Notes to Consolidated Financial Statements

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of expenses during the reporting period. The Company bases its estimates and judgments on its historical experience, knowledge of current conditions, and its beliefs on what could occur in the future given available information. Estimates, assumptions and judgments are used for, but are not limited to, revenue recognition, stock-based awards and warrants, accounting for income taxes, allowance for doubtful accounts and certain accrued liabilities.

Concentration of Risk

Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist primarily of cash and cash equivalents. The Company places its cash and cash equivalents with major financial institutions, which management assesses to be of high-credit quality.

The Company’s investment policies limit investments to those that are investment grade, liquid securities, and restricts placement of these investments to issuers evaluated as creditworthy.

Concentration of Revenue and Accounts Receivable

The Company generally does not require collateral or other security in support of accounts receivable. Allowances are provided for individual accounts receivable when the Company becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy, deterioration in the customer’s operating results or change in financial position. If circumstances related to customers change, estimates of the recoverability of receivables would be further adjusted. The Company also considers broad factors in evaluating the sufficiency of its allowances for doubtful accounts, including the length of time receivables are past due, significant one-time events, creditworthiness of customers and historical experience.

Significant customers are those which represent 10% or more of the Company’s total revenue or gross accounts receivable balance at each respective balance sheet date. For each significant customer, revenue as a percentage of total revenue and accounts receivable as a percentage of total net accounts receivable are as follows:

	Revenue						Accounts receivable, net
	Year Ended April 30,		Eight Months Ended December 31,		Six Months Ended of June 30,		As of April 30,		As of December 31, 2013	As of June 30, 2014
Customers	2012	2013	2012	2013	2013	2014	2012	2013
			(unaudited)		(unaudited)					(unaudited)
Customer A	27%	55%	58%	38%	51%	24%	27%	34%	19%	12%
Customer B	51	*	15	*	*	*	—	*	—	—
Customer C	—	—	—	*	—	*	—	22	—	—
Customer D	—	*	*	—	—	—	14	—	—	—
Customer E	—	*	—	*	*	*	—	*	12	*
Customer F	—	*	—	*	10	—	—	*	*	*

*	less than 10%

HORTONWORKS, INC.

Notes to Consolidated Financial Statements

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid short-term investments with original maturities of three months or less at the time of purchase.

Investments

The Company classifies its debt securities as “trading”, “available for sale” or “held-to-maturity”, depending on management’s intent at the time of purchase. Unrealized losses on available-for-sale securities are charged against net earnings when a decline in fair value is determined to be other than temporary. The Company’s management reviews several factors to determine whether a loss is other than temporary, such as the length and extent of the fair value decline, the financial condition and near term prospects of the issuer, and for equity investments, the Company’s intent and ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value. For debt securities, management also evaluates whether the Company has the intent to sell or will likely be required to sell before its anticipated recovery. Realized gains and losses are accounted for on the specific identification method.

Available-for-sale debt instruments with original maturities at the date of purchase greater than approximately three months and remaining maturities of less than one year are classified as short-term investments. Available-for-sale debt instruments with remaining maturities beyond one year are classified as long-term investments.

Deferred Offering Costs (Unaudited)

Deferred offering costs, which primarily consist of direct incremental legal and accounting fees relating to the initial public offering, are capitalized. The deferred offering costs will be offset against initial public offering proceeds upon the consummation of the offering. In the event the offering is terminated, deferred offering costs will be expensed. As of June 30, 2014, the Company capitalized $1.7 million of deferred offering costs in prepaid expenses and other current assets on the balance sheet.

Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal market (or most advantageous market, in the absence of a principal market) for the asset or liability in an orderly transaction between market participants at the measurement date. Further, entities are required to maximize the use of observable inputs and minimize the use of unobservable inputs in measuring fair value, and to utilize a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. The three levels of inputs used to measure fair value are as follows:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs other than quoted prices included within Level 1, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; and inputs other than quoted prices that are observable or are derived principally from, or corroborated by, observable market data by correlation or other means.

HORTONWORKS, INC.

Notes to Consolidated Financial Statements

Level 3—Unobservable inputs that are supported by little or no market activity, are significant to the fair value of the assets or liabilities, and reflect the Company’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

Restricted Cash

Restricted cash consists of collateral used to secure a credit card, and may not be used or transferred until the restriction is released by the issuing bank. Restricted deposits include deposits made on office space, and may be refundable in full or in part at the end of the respective lease terms.

Software Development Costs

The Company develops open source software that is generally freely available on the Apache Hadoop platform. Capitalization of software development costs begins upon the establishment of technological feasibility and ceases when the product is available for general release. As a result of the Company’s practice of developing open source software that is generally freely available, there is generally no passage of time between the achievement of technological feasibility and the availability of the Company’s software for general release. The Company does not have any internally-developed software. Therefore, the Company has no capitalized software development costs at April 30, 2012, April 30, 2013, December 31, 2013, and June 30, 2014 (unaudited).

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using a straight-line method over the estimated useful lives, determined to be two years for computer equipment, purchased software and furniture and fixtures. Expenditures for repairs and maintenance are charged to expenses as incurred. Leasehold improvements are amortized on a straight-line basis over the term of the lease, or the useful life of the assets, whichever is shorter.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. In such instances, the recoverability of assets to be held and used is measured first by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, an impairment loss would be recognized if the carrying amount of the asset exceeds the fair value of the asset. To date, the Company believes that no such impairment has occurred.

Common Stock Warrant Liability

Warrants for common stock that do not meet the requirements for equity classification because the number of shares are variable based on future issuances of Series D preferred shares or warrants are classified as liabilities on the accompanying balance sheets and carried at their estimated fair value. At the end of each reporting period, any changes in fair value are recorded as a component of other expense. The Company will continue to adjust the carrying value of the warrants until the earlier of the exercise of the warrants or the completion of a liquidation event, including the completion of an initial public offering, at which time the warrants will be reclassified to stockholders’ deficit because at that point the number of shares will no longer be subject to variability.

HORTONWORKS, INC.

Notes to Consolidated Financial Statements

Revenue Recognition

Apache Hadoop is a freely available open source based software platform. While it has emerged as an enabling technology for the modern data center architecture, there are limitations related to the traditional Hadoop offering that may inhibit broad adoption by enterprises. The Company’s software development efforts are thus focused on creating an enterprise-grade Hadoop platform by working in concert with the Apache community to develop the Hortonworks Data Platform (HDP).

HDP is available under an Apache open source license. Open source software is an alternative to proprietary software and represents a different model for the development and licensing of commercial software code than that typically used for proprietary software. Because open source software code is generally freely shared, the Company does not typically generate any direct revenue from its software development activities.

The Company generates the predominant amount of its revenue through support (support subscription) and consulting and training services (professional services) arrangements with its enterprise customers. The Company provides telephone support, security updates, bug fixes, functionality enhancements and upgrades to the technology and new versions of the software, if and when available. The Company’s professional services provide assistance in the implementation process and training related activities.

Under the Company’s support subscription and professional services arrangements, revenue is recognized when (i) persuasive evidence of an arrangement exists; (ii) the services have been delivered; (iii) the arrangement fee is fixed or determinable; and (iv) collectability is reasonably assured.

Support subscription revenue

In single-element arrangements, support subscription fees are recognized on a ratable basis over the support subscription term. The Company’s support subscription arrangements do not contain refund provisions for fees earned related to services performed.

Professional services revenue

Professional services revenue is derived from customer fees for consulting services engagements and training services. The Company’s consulting services are provided primarily on a time and materials basis and, to a lesser extent, a fixed fee basis, and training services are priced based on attendance. Revenue from professional services, when such services are sold in single-element arrangements, is recognized as the services are performed.

Multiple-element arrangements

The Company’s multiple-element arrangements include support subscription combined with professional services. The Company has not yet established vendor-specific objective evidence of fair value (VSOE) for support subscription, and the Company recognizes revenue on a ratable basis over the period beginning when both the support subscription and professional services have commenced, and ending at the conclusion of the support subscription or professional services period, whichever is longer. Under the Company’s multiple element arrangements, the support subscription element generally has the longest service period and the professional services element is performed during the earlier part of the support subscription period.

HORTONWORKS, INC.

Notes to Consolidated Financial Statements

The Company’s agreements with customers often include multiple support subscription and/or professional service elements, and these elements are sometimes included in separate contracts. The Company considers an entire customer arrangement to determine if separate contracts should be considered linked arrangements for the purposes of revenue recognition.

Revenue recognition requires judgment, including whether a software arrangement includes multiple elements, and if so, whether VSOE exists for those elements. A portion of revenue may be recorded as unearned due to undelivered elements. Changes to the elements in a software arrangement, the ability to identify the VSOE for those elements and the fair value of the respective elements could materially impact the amount of earned and unearned revenue in a given period.

Revenue from Strategic Relationships and Reseller Arrangements

The Company has strategic relationships and reseller arrangements with third parties (collectively “Partners”) whereby the Company’s support subscription is bundled with the Partner’s products and services. Under these arrangements, the Company is not the primary obligor for what is ultimately sold by the Partners to their end customers. The amount recognized as revenue represents the amount due to the Company from the Partners.

Equity instruments issued to customers

The Company has entered into warrant and share purchase agreements with certain customers. For such arrangements, the fair value of the underlying securities is recognized as contra-revenue to the extent cumulative revenue from the customer is available to offset the fair value of the security on the measurement date. If cumulative revenue from the customer is less than the fair value of the security, the excess is recorded as cost of sales. See additional discussion at Notes 8 and 16.

Deferred Revenue

Deferred revenue consists of amounts billed to customers but not yet recognized because the revenue recognition criteria related to establishing VSOE have not been met.

As of April 30, 2012 and 2013, December 31, 2013 and June 30, 2014 (unaudited), substantially all of accounts receivable represent amounts billed to customers but not yet received or recognized as revenue and are also recorded as deferred revenue.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoiced amount, net of allowances for doubtful accounts. The allowance for doubtful accounts is based on the assessment of the collectability of accounts. The Company regularly reviews the adequacy of the allowance for doubtful accounts by considering the age of each outstanding invoice and the collection history of each customer to determine whether a specific allowance is appropriate. Accounts receivable deemed uncollectable are charged against the allowance for doubtful accounts when identified. For all periods presented, the allowance for doubtful accounts activity was not significant.

Cost of Revenue

Cost of support subscription revenue consists primarily of personnel costs (including salaries, benefits and share-based compensation) for employees associated with support subscription offerings

HORTONWORKS, INC.

Notes to Consolidated Financial Statements

primarily related to tech support and allocated shared costs. Cost of professional services revenue consists primarily of personnel costs (including salaries, benefits and share-based compensation) for employees and subcontractors associated with service contracts, travel costs and allocated shared costs. The Company allocates shared costs such as rent, shared information technology costs and employee benefit costs to all departments based on headcount. As such, allocated shared costs are reflected in cost of revenue and each operating expense category. Cost of revenue for support subscription and professional services is expensed as incurred.

Sales and Marketing Expenses

Sales and marketing expenses consist of costs, including salaries, sales commissions and related expenses such as travel costs. Sales and marketing expenses also include costs of advertising, online marketing, promotional events, corporate communications, product marketing, other brand-building activities, and allocated shared costs. All costs of advertising, including cooperative marketing arrangements, are expensed as incurred. Advertising expense totaled $657,000, $2.4 million, $1.1 million, $2.2 million, $1.9 million and $3.2 million for the years ended April 30, 2012 and 2013, eight months ended December 31, 2012 (unaudited) and 2013, and six months ended June 30, 2013 and 2014 (unaudited), respectively.

Research and Development Expenses

Research and development expenses include all direct costs, primarily salaries for Company personnel and outside consultants, related to the development of new software products, significant enhancements to existing software products and allocated shared costs.

Stock-Based Compensation

The Company recognizes compensation costs related to stock options granted to employees based on the estimated fair value of the awards on the date of grant, net of estimated forfeitures. The Company estimates the grant date fair value of option grants, and the resulting stock-based compensation expense, using the Black-Scholes option-pricing model. The grant date fair value of stock-based awards is recognized on a straight-line basis over the requisite service period, which is the vesting period of the respective awards.

The Company accounts for stock options issued to non-employees based on the fair value of the awards determined using the Black-Scholes option-pricing model. The fair value of stock options granted to non-employees are remeasured each period as the stock options vest, and the resulting change in value, if any, is recognized in the consolidated statements of operations during the period the related services are performed.

Income Taxes

The Company accounts for income taxes using an asset and liability approach. Deferred income tax assets and liabilities are computed for differences between the financial statement and income tax basis of assets and liabilities that will result in taxable or deductible amounts in the future. Such deferred income tax asset and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income. A valuation allowance is established, when necessary, for any portion of deferred income tax assets where it is considered more likely than not that it will not be realized.

HORTONWORKS, INC.

Notes to Consolidated Financial Statements

The tax effects of the Company’s income tax positions are recognized only if determined “more likely than not” to be sustained based solely on the technical merits as of the reporting date. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes.

Foreign Currency Translation

The impact of changes in foreign currency exchange rates resulting from the translation of foreign currency financial statements into U.S. dollars for financial reporting purposes is included in other comprehensive loss. Assets and liabilities are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Income and expense items are translated at average rates for the period.

Foreign transaction gains and losses are expensed as realized, and such amounts have historically been insignificant.

Net Loss Per Share of Common Stock

Basic net loss per share of common stock is calculated by dividing the net loss by the weighted-average number of common shares outstanding during the period, less restricted common stock and common stock issued that is subject to repurchase, and excludes any dilutive effects of share-based awards. Diluted net loss per share of common stock is the same as basic net loss per share of common stock, since the effects of potentially dilutive securities are antidilutive.

Unaudited Pro Forma Net Loss per Share of Common Stock

Pro forma basic and diluted net loss per share has been computed to give effect to the conversion of all outstanding shares of the convertible preferred stock upon the closing of the initial public offering.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board, or FASB, issued ASU No. 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The new standard is effective for the Company on January 1, 2017. Early application is not permitted. The standard permits the use of either the retrospective or cumulative effect transition method. The Company is evaluating the effect that ASU 2014-09 will have on its consolidated financial statements and related disclosures. The Company has not yet selected a transition method nor has it determined the effect of the standard on its ongoing financial reporting.

HORTONWORKS, INC.

Notes to Consolidated Financial Statements

3.	FAIR VALUE MEASUREMENTS

The following table sets forth the fair value of the Company’s financial assets measured on a recurring basis by level within the fair value hierarchy (in thousands):

	April 30, 2012
	Level I	Level II	Level III	Total
Cash and cash equivalents:
Money market funds	$23,500	$—	$—	$23,500
Short-term investments:
Certificates of deposit	—	1,219	—	1,219
Commercial paper	—	7,493	—	7,493
Corporate bonds	—	15,245	—	15,245
Long-term investments:
Corporate bonds	—	1,011	—	1,011

Total Financial Assets	$23,500	$24,968	$—	$48,468

	April 30, 2013
	Level I	Level II	Level III	Total
Cash and cash equivalents:
Money market funds	$5,504	$—	$—	$5,504
Short-term investments:
Commercial paper	—	2,499	—	2,499
Corporate bonds	—	6,686	—	6,686
Long-term investments:
Corporate bonds	—	1,011	—	1,011

Total Financial Assets	$5,504	$10,196	$—	$15,700

	December 31, 2013
	Level I	Level II	Level III	Total
Cash and cash equivalents:
Money market funds	$22,465	$—	$—	$22,465
Short-term investments:
Commercial paper	—	2,422	—	2,422
Corporate bonds	—	10,783	—	10,783

Total Financial Assets	$22,465	$13,205	$—	$35,670

HORTONWORKS, INC.

Notes to Consolidated Financial Statements

	June 30, 2014
	Level I	Level II	Level III	Total
	(unaudited)
Cash and cash equivalents:
Money market funds	$33,740	$—	$—	$33,740
Short-term investments:
Commercial paper	—	17,786	—	17,786
Corporate bonds	—	22,262	—	22,262
Long-term investments:
Corporate bonds	—	24,586	—	24,586
Liabilities
Common stock warrant liability	—	—	4,900	4,900

Total Financial Assets and liabilities	$33,740	$64,634	$4,900	$103,274

The weighted average remaining contractual maturity of the short-term investments as of June 30, 2014 (unaudited) was 210 days. Unrealized gains and losses were not material for the year ended April 30, 2013, eight months ended December 31, 2013 and the six months ended June 30, 2014 (unaudited).

Where applicable, the Company uses quoted market prices in active markets for identical assets to determine fair value. This pricing methodology applies to Level 1 investments, which are composed of money market funds.

If quoted prices in active markets for identical assets are not available, then the Company uses quoted prices for similar assets or inputs other than quoted prices that are observable, either directly or indirectly. These investments are included in Level 2 and consist of commercial paper, certificates of deposit and corporate bonds. Corporate bonds are valued at a consensus price, which is a weighted-average price based on market prices from a variety of industry standard data providers used as inputs to a distribution-curve based algorithm. Commercial paper is valued using market prices where available, adjusting for accretion of the purchase price to face value at maturity. The carrying amounts of accounts receivable, prepaid expenses, accounts payable, accrued liabilities and accrued compensation and benefits approximate fair value due to the short-term nature of these items.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires management to make judgments and consider factors specific to the asset or liability.

In certain cases where there is limited activity or less transparency around inputs to valuation, securities are classified as Level 3 within the valuation hierarchy. Level 3 liabilities that are measured at estimated fair value on a recurring basis consist of the common stock warrant liability (see Note 9). The estimated fair value of the outstanding common stock warrant liability is measured using a probability weighted expected return model. Inputs used to determine estimated fair value include the estimated fair value of the underlying common stock at the measurement date, the probability and timing of various liquidity events, the exercise price per share, risk-free interest rates, and expected volatility of the price of the underlying common stock.

HORTONWORKS, INC.

Notes to Consolidated Financial Statements

During the periods presented, the Company has not changed the manner in which it values liabilities that are measured at estimated fair value using Level 3 inputs. There were no transfers within the hierarchy during the years ended April 30, 2012 and 2013, the eight months ended December 31, 2013, or the six months ended June 30, 2014.

The following table provides a summary of changes in the estimated fair value of the Company’s liabilities measured at estimated fair value using significant Level 3 inputs for the six months ended June 30, 2014 (in thousands):

Common Stock Warrant Liability
(unaudited)
Initial measurement on June 9, 2014	$4,809
Increase in fair value upon re-measurement	91

Balance at June 30, 2014	$4,900

The above represents a warrant to purchase 911,709 of the Company’s common stock as of June 30, 2014 (see Note 9).

4.	Business Combinations (unaudited)

On May 13, 2014, the Company acquired 100% of the voting shares of XA Secure, a developer of data security solutions across a number of information technology platforms, for approximately $4.8 million, consisting of approximately $3.0 million in cash and the issuance of 265,016 shares of the Company’s common stock with a fair value of $6.85 per share on the acquisition date. The Company plans to integrate the core security capabilities acquired across all Hadoop workloads. The acquisition of XA Secure was accounted for as the purchase of a business. The related acquisition costs, consisting primarily of legal expenses in the amount of $0.2 million during the six months ended June 30, 2014, were expensed. These legal expenses were presented as general and administrative expenses on the consolidated statements of operations for the six months ended June 30, 2014.

The acquisition of XA Secure provided the Company with developed technology. The Company determined that the fair value of the developed technology was approximately $4.0 million. The fair value of the developed technology was determined using the cost approach. The cost approach reflects the amount that would be required currently (at the acquisition date) to replace the service capacity of an asset. The assumptions underlying the fair value calculation include: the labor required using a burdened overhead rate, the development period, a developer’s profit based on the operating profitability of market participants, and the opportunity cost based on the estimated required return on investment over the development period using venture capital rates of return and private capital rates of return for enterprises at a similar stage of development as XA Secure. A deferred tax liability related to the fair value of the developed technology obtained in the acquisition was also recognized. Primarily as a result of the deferred tax liability recognized in the acquisition, the Company recognized goodwill of $2.1 million equal to the excess of the purchase consideration over the fair value of the assets acquired and the liabilities assumed. None of the goodwill is expected to be deductible for income tax purposes.

Concurrently with the recognition of the deferred tax liability related to the developed technology acquired, the Company released a portion of the valuation allowance on its deferred tax asset balance and recognized approximately $1.3 million benefit to income tax expense. The benefit for income taxes

HORTONWORKS, INC.

Notes to Consolidated Financial Statements

relates primarily to the additional source of income arising from the deferred tax liability recognized, which offsets the Company’s deferred tax assets. As such, the impact on the acquiring Company’s deferred tax assets and liabilities caused by an acquisition are recorded in the acquiring Company’s consolidated financial statements outside of acquisition accounting.

In connection with the acquisition of XA Secure, the Company also issued 265,012 shares of restricted stock, issued 318,966 options to purchase the Company’s common stock and may be required to pay an additional $3.92 million to certain key employee-shareholders of XA Secure. 50% of the restricted shares vest at the 12-month anniversary of the acquisition and the remaining 50% vest at the 18-month anniversary. 25% of the options vest at the 12-month anniversary of the acquisition and the remaining 75% vest ratably over the next 36 months. 50% of the cash payment will be made at the 12-month anniversary of the acquisition and the remaining cash payment will be made at the 18-month anniversary. All vesting provisions for the stock and options, as well as the future cash payments, are contingent upon the continued service of the key employees. Thus, the Company will account for such payments as post-combination remuneration, recognized in operating expenses in the statement of operations as the services are performed.

The following table summarizes the allocation of the consideration paid of approximately $4.8 million to the fair values of the assets acquired and liabilities assumed at the acquisition date (in thousands):

Amount
(unaudited)
Developed technology	$3,971
Deferred tax liabilities	(1,279)
Goodwill	2,119

Net assets acquired	$4,811

The results of operations of XA Secure have been included in our consolidated statements of operations from the acquisition date. Pro forma results of operations have not been presented because the acquisition was not material to the Company’s results of operations.

Intangible Assets

Intangible assets are comprised entirely of developed technology of $4.0 million as of June 30, 2014, recorded in connection with the acquisition of XA Secure. The Company did not carry intangible assets on our consolidated balance sheets as of December 31, 2013.

During the next quarter, the Company will contribute the developed technology to the Apache Software Foundation (ASF) and will then recognize an expense equal to the carrying value of the developed technology in its Statement of Operations within operating expenses at the point in time of the contribution. Subsequent to the balance sheet date, the Company contributed the developed technology to the ASF on August 13, 2014.

HORTONWORKS, INC.

Notes to Consolidated Financial Statements

5.	PROPERTY AND EQUIPMENT

Property and equipment, net consisted of the following (in thousands):

	April 30,		December 31, 2013	June 30, 2014
	2012	2013
				(unaudited)
Computer equipment	$232	$951	$1,110	$1,761
Purchased software	104	315	393	630
Furniture and fixtures	20	—	112	130
Capital lease	—	—	—	106
Leasehold improvements	121	207	250	389

Property and equipment, gross	477	1,473	1,865	3,016
Less: accumulated depreciation	(96)	(423)	(772)	(1,199)

Total property and equipment, net	$381	$1,050	$1,093	$1,817

Depreciation expense was $96,000 and $419,000 for the years ended April 30, 2012 and 2013, $215,000 and $505,000 for the eight months ended December 31, 2012 (unaudited) and 2013, and $316,000 and $430,000 for the six months ended June 30, 2013 and 2014 (unaudited), respectively.

6.	COMMITMENTS AND CONTINGENCIES

The Company has a number of operating lease agreements primarily involving office space and data center equipment. These leases are non-cancelable and expire on various dates through 2017. Lease expense is recognized on a straight-line basis over the lease term.

As of December 31, 2013, future minimum lease commitments under non-cancelable leases are as follows:

Years Ending December 31,	Leases
(In thousands)
2014	$2,299
2015	1,868
2016	1,488
2017	1,106

Total	$6,761

Rent expense incurred under operating leases was $300,000 and $1.1 million for the years ended April 30, 2012 and 2013, $615,000 and $1.5 million for the eight months ended December 31, 2012 (unaudited) and 2013, and $894,000 and $1.5 million for the six months ended June 30, 2013 and 2014 (unaudited), respectively.

In November 2012, the Company entered into a three-year master lease agreement that provides the Company with the right, but not the obligation, to lease up to $3.0 million of data center equipment from a third-party vendor. As of December 31, 2013, the Company has leased $1.2 million of data center equipment under this agreement. Future minimum payments due under these operating leases are included in the table above.

HORTONWORKS, INC.

Notes to Consolidated Financial Statements

Litigation settlement

In November 2013, the Company agreed to settle a lawsuit for $6.0 million, which was included in general and administrative operating expenses in the consolidated statement of operations for the eight months ended December 31, 2013. A $1.0 million settlement payment was made in November 2013, with the remaining $5.0 million due in November 2014 and included as an accrued liability on the consolidated balance sheet as of December 31, 2013 and June 30, 2014 (unaudited). The lawsuit arose from the decisions by certain of the Company’s employees to leave their former employer and join the Company at various times during 2011 and 2012. Their former employer alleged that in connection with these departures, some of the individual defendants misappropriated trade secrets by retaining certain files and documents, and breached non-solicitation obligations. The former employer alleged that the Company was liable for the conduct of the individual defendants. The matter was dismissed with prejudice in November 2013.

In addition, from time to time, the Company is party to various litigation and administrative proceedings relating to claims arising from its operations in the normal course of business. Based on the information presently available, including discussion with legal counsel, management believes that resolution of these matters will not have a material effect on the Company’s business, results of operations, financial condition or cash flows.

7.	CONVERTIBLE PREFERRED STOCK AND COMMON STOCK

Convertible Preferred Stock

Convertible preferred stock as of April 30, 2012 and 2013 consisted of the following:

Convertible Preferred Stock:	Shares Authorized	Shares Issued and Outstanding	Net Carrying Value	Aggregate Liquidation Preference
	(In thousands, except share data)
Series A	24,530,024	18,030,024	$22,654	$23,000
Series B	6,852,784	6,852,784	30,600	30,838

Total convertible preferred stock	31,382,808	24,882,808	$53,254	$53,838

Convertible preferred stock as of December 31, 2013 consisted of the following:

Convertible Preferred Stock:	Shares Authorized	Shares Issued and Outstanding	Net Carrying Value	Aggregate Liquidation Preference
	(In thousands, except share data)
Series A	24,530,024	18,030,024	$22,654	$23,000
Series B	6,852,784	6,852,784	30,600	30,838
Series C	6,708,167	6,708,167	49,813	50,000

Total convertible preferred stock	38,090,975	31,590,975	$103,067	$103,838

HORTONWORKS, INC.

Notes to Consolidated Financial Statements

Convertible preferred stock as of June 30, 2014 (unaudited) consisted of the following:

Convertible Preferred Stock:	Shares Authorized	Shares Issued and Outstanding	Net Carrying Value	Aggregate Liquidation Preference
	(In thousands, except share data)
Series A	24,530,024	18,030,024	$22,654	$23,000
Series B	6,852,784	6,852,784	30,600	30,838
Series C	6,708,167	6,708,167	49,813	50,000
Series D	8,205,402	8,205,402	99,682	100,000

Total convertible preferred stock	46,296,377	39,796,377	$202,749	$203,838

In April 2011 and June 2011, the Company entered into unsecured demand promissory notes to obtain loans up to an aggregate principal amount of $220,000. In July 2011, the Company issued 18,030,024 shares of Series A convertible preferred stock for gross proceeds of $22.8 million in cash and $221,000 from the cancellation of the demand promissory notes. The number of shares issued with respect to the cancellations of the demand promissory notes was determined based on the aggregate principal amount outstanding of such notes, plus all accrued interest.

The significant rights and obligations of the preferred stockholders are as follows:

Conversion Rights—All convertible preferred stock will be automatically converted into common stock upon (i) the closing of an underwritten public offering of shares of common stock of the Company at a public offering price per share that provides at least $100 million in aggregate gross proceeds or (ii) approval of at least (a) holders of 66% of the Series A convertible preferred stock, voting as a single class on an as-converted basis; (b) holders of a majority of the Series B convertible preferred stock, voting as a single class on an as-converted basis; (c) holders of a majority of the Series D convertible preferred stock, voting as a single class on an as-converted basis; and (d) the holders of at least a majority of the then outstanding shares of convertible preferred stock (voting together as a single class and not a separate series, and on an as-converted basis). Each share of convertible preferred stock is convertible at any time after the date of issuance, at the option of the holder, into the number of fully paid and nonassessable ordinary shares as determined by dividing the applicable original issue price per share by the initial conversion price, which is the original issue price per share for each series. The conversion price is subject to adjustment upon the occurrence of stock splits and if the Company issues additional shares of common stock after the applicable original issue date of convertible preferred stock without consideration or for a consideration per share less than the conversion price for such convertible preferred stock, then the conversion price for such convertible preferred stock shall be reduced to equal such conversion price multiplied by a fraction.

Voting Rights—The holders of convertible preferred stock have voting rights equivalent to the number of common shares into which the preferred shares are convertible. The holders of the convertible preferred stock have the right to elect directors of the Company. The Company cannot pay any dividends on any class of stock; amend any provision of the Company’s certificate of incorporation or bylaws; issue, or obligate itself to issue, any equity security having preference over, or on a parity with, any series of preferred stock, other than the issuance of any authorized but unissued shares of preferred stock upon the exercise of any warrants outstanding as of March 24, 2014; enter into a transaction or series of transactions deemed to be a liquidation event; change the authorized number of directors of the Company, including the director elected by the preferred stockholders; redeem, purchase or otherwise acquire any shares of common stock, other than in connection with a

HORTONWORKS, INC.

Notes to Consolidated Financial Statements

repurchase under the stated terms of an employment termination agreement or upon the exercise of a right of first refusal entitling the Company to purchase such shares upon substantially the same terms offered by a third party, provided the purchase is approved by the Board of Directors; increase or decrease (other than by redemption or conversion) the total number of authorized shares of common or preferred stock; sell or exclusively license a material portion of the Company’s intellectual property assets; or elect or remove the Company’s chief executive officer without the consent of the holders of a majority of the then-outstanding shares of preferred stock.

Dividend Rights—The holders of the convertible preferred stock are entitled, when, as and if declared by the board of directors, and prior and in preference to common stock, to noncumulative dividends at the following per annum rates (as adjusted upon certain conditions): $0.1021 per share for Series A, $0.3600 per share for Series B, $0.5963 per share for Series C and $0.9750 per share for Series D. No dividend has been declared on any class of stock as of June 30, 2014 (unaudited).

Liquidation Rights—In the event of any liquidation, dissolution or winding-up of the Company or a sale of the Company, whether voluntary or involuntary, the holders of convertible preferred stock will be entitled to receive, in preference to the holders of common stock, an amount equal to the original issuance price ($1.2757 for Series A, $4.50 for Series B, $7.4536 for Series C and $12.1871 for Series D), plus all declared but unpaid dividends, if any. If, upon the occurrence of such event, the proceeds are insufficient to permit the payment of the aforementioned preferential amount, then the entire proceeds legally available for distribution shall be distributed ratably among the holders of the convertible preferred stock in proportion to the full preferential amount that each holder is entitled to receive.

Redemption Rights—The convertible preferred stock is not redeemable at the option of the holder.

The Company classifies its convertible preferred stock outside of stockholders’ deficit because the shares are considered effectively redeemable upon a deemed liquidation event. During the periods presented, the Company did not adjust the carrying value of the convertible preferred stock to the deemed liquidation value of such shares as a qualifying liquidation event was not probable.

Common Stock

Each share of common stock is entitled to one vote for matters to be voted on by the stockholders of the Company. The holders of common stock are also entitled to receive dividends whenever declared by the Board of Directors from legally available funds, subject to the priority rights of all classes of preferred stock.

In April 2012, the Company issued 1,754,386 shares of common stock for proceeds of $500,000 in cash to Teradata in conjunction with a purchase of shares of Series B preferred stock. In September 2013, the Company entered into a common stock purchase agreement with an affiliate of AT&T for the sale and issuance of 780,539 shares of the Company’s common stock. Refer to Note 16 for additional information regarding related party transactions.

HORTONWORKS, INC.

Notes to Consolidated Financial Statements

Common Stock Reserved for Issuance

The Company had reserved shares of common stock, on an as-if converted basis, for future issuance as follows:

	April 30,		December 31, 2013	June 30, 2014
	2012	2013
				(unaudited)
Conversion of outstanding convertible preferred stock	24,882,808	24,882,808	31,590,975	39,796,377
Exercise and conversion of convertible preferred stock warrants	6,500,000	6,500,000	6,500,000	6,500,000
Exercise and conversion of common stock warrants	—	—	—	911,709
Restricted common stock issued outside of the 2011 Stock Option and Grant Plan, net of repurchases	16,569,444	16,569,444	11,069,444	11,069,444
Outstanding stock options	8,067,206	16,039,014	20,419,557	22,912,631
Common stock subject to repurchase	337,188	508,613	1,187,271	624,913
Shares reserved for future option grants	3,068,520	277,111	193,857	2,113,613

Total	59,425,166	64,776,980	70,961,104	83,928,687

8.	PREFERRED STOCK WARRANT

In July 2011, the Company issued a warrant to purchase 6,500,000 shares of Series A preferred stock at an exercise price of $0.005 per share. The warrant was issued to Yahoo! in connection with the Company’s Series A financing and the transactions contemplated thereby, including commercial agreements with Yahoo! providing for support subscription offerings and certain rights to technology. The ability for Yahoo! to exercise the warrant is subject to the continuation of the commercial agreement for a period of two years, which has been satisfied. The warrant expires nine years from the date of issuance and will only become exercisable upon the occurrence of a corporate event, which is defined in the warrant agreement as the earlier of (i) the consummation of the Company’s first sale of its common stock or other securities pursuant to a registration statement under the Securities Act of 1933, as amended (other than a registration statement relating either to the sale of securities to employees of the Company pursuant to a stock option, stock purchase, or similar plan or a SEC Rule 145 transaction) or (ii) any liquidation, dissolution or winding-up of the Company. As of June 30, 2014, no corporate event had occurred that would result in the vesting of the warrant, and as such, no amounts have been recorded in the consolidated balance sheets. The preferred stock warrant will automatically become exercisable for common stock upon an initial public offering. As the warrant was issued to a customer, upon the occurrence of the initial public offering, the vesting of the warrant will result in an immediate reduction in revenue up to the cumulative amount of revenue recognized to date with Yahoo!. Any difference between the fair value of the warrant and the reduction in revenue will be recognized in cost of sales during the quarter in which the offering is completed. Refer to Note 16 for additional information regarding related party transactions.

9.	COMMON STOCK WARRANT (unaudited)

On June 9, 2014, the Company issued a warrant to purchase a number of shares of common stock up to 1% of the sum of (i) 91,170,992, plus (ii) the number of shares of Series D Preferred Stock issued or issuable upon exercise of warrants to purchase Series D Preferred Stock that are sold, if any, by the Company during the period commencing on June 9, 2014 and ending immediately prior to the occurrence of a corporate event at an exercise price of $4.23 per share. The warrant was issued to

HORTONWORKS, INC.

Notes to Consolidated Financial Statements

Yahoo! in exchange for the amendment of the rights held by Yahoo! under Section 2.11 of the IRA to approve an acquisition of Hortonworks, which removed a competitor of Yahoo! from the list of companies over which Yahoo! has such blocking rights. The warrant expires nine years from the date of issuance. The warrant will only vest upon the occurrence of a corporate event, which is defined in the warrant agreement as the earlier of (i) the consummation of the Company’s first sale of its common stock or other securities pursuant to a registration statement under the Securities Act of 1933, as amended (other than a registration statement relating either to the sale of securities to employees of the company pursuant to a stock option, stock purchase or similar plan, or a SEC Rule 145 transaction) or (ii) any liquidation, dissolution, or winding up of the Company. The combined value of the initial measurement and the change in the fair value of this warrant of $4,900,000 is recorded as other expense in the consolidated statement of operations for the six months ended June 30, 2014 (unaudited). As of June 30, 2014, this amount is also recorded as a long-term liability in the consolidated balance sheet (see discussion in Note 3).

10.	STOCK OPTION PLAN

2011 Stock Option Plan

In June 2011, the Company adopted the Hortonworks, Inc. 2011 Stock Option and Grant Plan (the “2011 Plan”). The 2011 Plan allows for grant of incentive stock options (“ISOs”), nonstatutory stock options (“NSOs”), restricted common stock and restricted stock units to employees, officers, directors and consultants of the Company. The exercise price of an option is determined by the Board of Directors when the option is granted, and may not be less than 100% of the fair market value of the shares on the date of grant, provided that the exercise price of ISOs granted to a 10% stockholder is not less than 110% of the fair market value of the shares on the date of grant. ISOs granted under the 2011 Plan generally vest 25% after the completion of 12 months of service and the balance in equal monthly installments over the next 36 months of service, and expire 10 years from the date of grant. ISOs granted to a 10% stockholder expire five years from the date of grant. NSOs vest according to the specific option agreement, and expire 10 years from the date of grant. As of June 30, 2014 (unaudited), an aggregate of 27,475,437 shares were reserved under the 2011 Plan, of which 2,113,613 shares remained available for issuance.

HORTONWORKS, INC.

Notes to Consolidated Financial Statements

A summary of activity under the 2011 Plan and related information are as follows:

	Available for Grant (excluding restricted shares issued under the 2011 Plan)	Options Outstanding
		Number of Shares Underlying Outstanding Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
					(In thousands)
Outstanding—May 1, 2011	—	—	$—	—
Options authorized	11,550,726	—
Options granted (weighted average fair value of $0.10)	(6,902,067)	6,902,067	0.21
Options exercised	—	(415,000)	0.09
Options cancelled	783,334	(783,334)	0.17

Outstanding—April 30, 2012	5,431,993	5,703,733	0.22	9.61	$357
Options authorized	5,906,855	—
Options granted (weighted average fair value of $0.31)	(6,936,100)	6,936,100	0.68
Options exercised	—	(726,456)	0.17
Options cancelled	889,361	(889,361)	0.34

Outstanding—April 30, 2013	5,292,109	11,024,016	$0.51	9.15	$4,474
Options authorized	5,106,146	—
Options granted (weighted average fair value of $1.10)	(5,972,726)	5,972,726	2.38
Options exercised	—	(808,857)	0.22
Options cancelled	783,326	(783,326)	0.87

Outstanding—December 31, 2013	5,208,855	15,404,559	$1.23	8.95	$22,990

Options authorized	4,911,710	—
Options granted (weighted average fair value of $3.28) (unaudited)	(3,380,510)	3,380,510	3.54
Options exercised (unaudited)	—	(498,880)	0.77
Options cancelled (unaudited)	560,848	(560,848)	1.55

Outstanding—June 30, 2014 (unaudited)	7,300,903	17,725,341	$1.67	8.69	$91,858

Vested—December 31, 2013		3,277,153	$0.44	8.37	$7,479

Vested and expected to vest—December 31, 2013		13,439,173	$1.22	8.94	$20,152

Vested—June 30, 2014 (unaudited)		4,608,750	$0.64	8.03	$28,631

Vested and expected to vest—June 30, 2014 (unaudited)		15,676,307	$1.65	8.68	$81,534

The above table excludes 5,187,290 shares of restricted stock issued under the 2011 Plan.

Aggregate intrinsic value represents the difference between the exercise price of the options and the estimated fair value of the Company’s common stock determined by the board of directors for each of the respective periods. The intrinsic value of options exercised for the years ended April 30, 2012 and 2013 was $75,000 and $415,000, for the eight months ended December 31, 2012 (unaudited) and 2013 was $173,000 and $1.5 million, and for the six months ended June 30, 2013 and 2014 (unaudited) was $329,000 and $2.0 million, respectively.

HORTONWORKS, INC.

Notes to Consolidated Financial Statements

As of December 31, 2013 and June 30, 2014 (unaudited), unrecognized stock-based compensation of $6.8 million and $9.2 million related to unvested stock options net of estimated forfeitures is expected to be recognized on a straight-line basis over a weighted-average period of 3.26 years and 3.27 years, respectively.

Early Exercise of Stock Options

The Plan allows for the granting of options that may be exercised before the options have vested. Shares issued as a result of early exercise are deemed to be restricted stock for purposes of the Plan and are subject to a vesting schedule identical to the vesting schedule of the related option, as well as certain other restrictions. Shares issued as a result of early exercise that have not vested are subject to repurchase by the Company upon termination of the purchaser’s employment or services, at the price paid by the purchaser, and are not deemed to be issued for accounting purposes until those related shares vest. The amounts received in exchange for these shares have been recorded as a liability on the accompanying balance sheets and will be reclassified into common stock and additional paid-in-capital as the shares vest. The Company’s right to repurchase these shares generally lapses 1/48 of the original grant date per month over four years.

The number of shares of common stock outstanding subject to the Company’s right of repurchase at prices ranging from $0.09 to $0.27 per share for the years ended April 30, 2012 and 2013 was 337,188 and 508,613, for the eight months ended December 31, 2012 (unaudited) and 2013 was 359,066 and 471,776, and for the six months ended June 30, 2013 and 2014 (unaudited) was 458,338 and 359,901, respectively. The liabilities associated with shares issued with repurchase rights were not material for any of the periods presented.

Determining Fair Value for Employee Grants

The Company estimated the fair value of stock options granted using the Black-Scholes option-pricing model with weighted-average assumptions as follows:

	Year Ended April 30,		Eight Months Ended December 31,		Six Months Ended June 30,
	2012	2013	2012	2013	2013	2014
			(unaudited)		(unaudited)
Expected term (in years)	5.01	5.93	5.62	5.70	6.04	6.05
Risk-free interest rate	1.19%	0.89%	1.33%	1.40%	1.15%	1.50%
Expected volatility	46%	47%	48%	47%	47%	46%
Dividend rate	—%	—%	—%	—%	—%	—%

The fair value of each grant of stock options was determined using the Black-Scholes option-pricing model and assumptions discussed below. Each of these inputs is subjective and generally requires significant judgment to determine.

HORTONWORKS, INC.

Notes to Consolidated Financial Statements

Fair Value of Common Stock.    Because the Company’s common stock is not yet publicly traded, the Company must estimate the fair value of common stock. The fair value of the common stock underlying the stock-based awards is determined by our board of directors, which considered numerous objective and subjective factors to determine the fair value of common stock at each grant date. These factors included, but were not limited to: (i) contemporaneous valuations of common stock performed by third-party specialists; (ii) the lack of marketability of the Company’s common stock; (iii) developments in the business; (iv) the prices paid in recent transactions involving the Company’s equity securities; and (v) the likelihood of achieving a liquidity event, such as an initial public offering or a merger or acquisition, given prevailing market conditions.

Expected Term.    The Company estimates the expected term for stock options using the simplified method due to the lack of historical exercise activity for the Company. The simplified method calculates the expected term as the mid-point between the vesting date and the contractual expiration date of the award.

Expected Volatility.    Since the Company does not have a trading history of its common stock, the expected volatility was derived from the average historical stock volatilities of several unrelated public companies within the Company’s industry that it considers to be comparable to its business over a period equivalent to the expected term of the stock option grants.

Risk-Free Interest Rate.    The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for the expected term of the stock-based award.

Dividend Rate.    The expected dividend yield is zero, as the Company does not currently pay a dividend and does not expect to do so in the foreseeable future.

Forfeiture Rate.    Forfeitures are estimated based on the Company’s analysis of historical stock option forfeitures. To the extent that the forfeiture rate is different than what the Company has estimated, the compensation cost associated with unrecognized stock compensation expense will be different from Company expectations.

Restricted Stock Purchase Agreements

As of December 31, 2013

The Company has entered into restricted stock purchase agreements with certain founders and employees for the issuance of up to 16,084,442 shares of restricted common stock in exchange for services. Under the terms of the restricted stock purchase agreements, the Company has the right to repurchase any unvested shares at the original issue price (ranging from $0.09 per share to $0.91 per share) in the event of termination of service. These repurchase rights lapse over the vesting term, which varies by agreement.

The restricted stock was purchased in exchange for promissory notes (“Notes”) that accrue interest at rates ranging from 0.89% to 2.89% annually, with interest payable annually. The principal, along with any unpaid accrued interest, is payable upon the earlier of certain corporate transactions including an initial public offering, the termination of services, or nine to ten years from the date of the promissory notes. The Company has recourse against the restricted stock issued along with the Notes and recourse of up to 80% of the principal amount, and up to the full amount of accrued interest, against the individual’s personal assets.

HORTONWORKS, INC.

Notes to Consolidated Financial Statements

The Company has accounted for the Notes as non-recourse in their entirety since the Notes are not aligned with a corresponding percentage of the underlying shares. Accordingly, the non-recourse notes received by the Company as consideration for the issuance of the restricted stock have been considered as stock options for accounting purposes as the substance is similar to the grant of an option since the employee generally will relinquish the stock in lieu of repaying the Note. Nonrefundable principal payments are recorded as a credit to additional paid-in capital and nonrefundable interest is recorded as interest income.

These restricted stock arrangements are accounted for similarly to stock options until the Notes are repaid. During the year ended April 30, 2013, a total of 1,072,917 restricted shares were repurchased from two stockholders, and during the eight months ended December 31, 2013, 2,062,830 restricted shares were repurchased from one stockholder. Because the restricted shares are accounted for as options, the Notes are not recorded in the accompanying consolidated balance sheets, the shares are excluded in the totals for common stock outstanding as of April 30, 2012 and 2013 and December 31, 2013, and compensation cost is recognized over the requisite service period with an offsetting credit to additional paid-in capital. The fair value of the options were determined based on the Black-Scholes option pricing model using the following assumptions:

	Year Ended April 30,		Eight Months Ended December 31,
	2012	2013	2012	2013
			(unaudited)
Expected term (in years)	5.37	5.63	5.59	—
Risk-free interest rate	1.50%	0.81%	0.78%	—%
Expected volatility	48%	46%	46%	—%
Dividend rate	—%	—%	—%	—%

Periodic principal payments are immediately recorded as a credit to additional paid-in capital as payments are received, and shares are recorded when they vest and when principal payments are received. The following table summarizes activity for the restricted stock arrangements:

	Restricted Stock	Promissory Notes	Weighted Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)
	(in thousands, except for share and per share amounts)
Balance—May 1, 2011	—	$—
Restricted shares and promissory note issued outside the 2011 Plan	18,000,000	1,800	$0.10
Restricted shares and promissory note issued under the 2011 Plan	2,363,473	674	0.29
Repurchased	(1,072,917)	(172)	0.16
Notes paid following vesting of shares	(357,639)	(57)	0.16

Balance—April 30, 2012	18,932,917	2,245	0.12	9.33
Restricted shares and promissory note issued under the 2011 Plan	2,651,525	1,698	0.64

Balance—April 30, 2013	21,584,442	3,943	0.18	8.46
Repurchased	(2,062,830)	(186)	0.09
Notes paid following vesting of shares	(3,437,170)	(309)	0.09

Balance—December 31, 2013	16,084,442	3,448	0.21	8.56

HORTONWORKS, INC.

Notes to Consolidated Financial Statements

The interest amounts related to the Notes have been recognized as interest income in the accompanying consolidated statements of operations since the interest portion of the Notes is full recourse. The interest income was not material for any period presented.

As of June 30, 2014 (unaudited)

In January 2014, the Company entered into a stock purchase agreement with an employee for the sale of 780,539 common shares at a price of $2.38 per share. The employee purchased the stock with a promissory note (“2014 Note”) for the entire amount due of approximately $1.9 million. The 2014 Note accrues interest at 1.97% annually, with interest payable annually. The principal, along with any unpaid accrued interest, is payable upon the earlier of certain corporate transactions including an initial public offering, the termination of services, or nine years from the date of the promissory notes.

The fair value of the option was determined based on the Black-Scholes option pricing model using the following assumptions:

Expected term (in years)	5.00
Risk-free interest rate	1.58%
Expected volatility	40%
Dividend rate	—%

In June 2014, 608,247 restricted shares were repurchased from one shareholder for $173,000. As of June 30, 2014 (unaudited), there were 16,256,734 common shares under these arrangements with approximately $5.1 million in related promissory notes. The interest income recognized during the six months ended June 30, 2013 and 2014 (unaudited) was not material.

Stock-based Compensation

Total stock-based compensation, including stock-based compensation to non-employees, by category was as follows (in thousands):

	Year Ended April 30,		Eight Months Ended December 31,		Six Months Ended June 30,
	2012	2013	2012	2013	2013	2014
			(unaudited)		(unaudited)
Cost of revenue	$14	$45	$44	$132	$37	$171
Research and development	140	244	140	468	163	569
Sales and marketing	18	234	110	321	155	435
General and administrative	150	239	122	406	217	2,418

Total stock-based compensation expense	322	762	416	1,327	572	3,593

Determining Fair value for Non-employees

Stock-based compensation expense related to stock options granted to non-employees is recognized as the stock options are vested. As of June 30, 2014 (unaudited), the Company granted options to purchase 586,834 shares of common stock to non-employees with a weighted-average exercise price of $1.71 per share.

The Company granted non-employees options to purchase shares of common stock totaling 271,668 and 100,000 for the years ended April 30, 2012 and 2013, 100,000 and 23,500 for the eight

HORTONWORKS, INC.

Notes to Consolidated Financial Statements

months ended December 31, 2012 (unaudited) and 2013, and 0 and 390,000 for the six months ended June 30, 2013 and 2014 (unaudited), respectively. Compensation expense related to these options was $2,000 and $55,000 during the years ended April 30, 2012 and 2013, $35,000 and $106,000 for the eight months ended December 31, 2012 (unaudited) and 2013, and $80,000 and $909,000 for the six months ended June 30, 2013 and 2014 (unaudited), respectively.

The Company believes that the fair value of the stock options is more reliably measurable than the fair value of services received. The fair value of the stock options granted is calculated at each reporting date using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Year Ended April 30,		Eight Months Ended December 31,		Six Months Ended June 30,
	2012	2013	2012	2013	2013	2014
			(unaudited)		(unaudited)
Expected term (in years)	9.82	8.98	9.28	8.47	8.94	9.04
Risk-free interest rate	1.87%	1.56%	1.58%	2.53%	1.87%	2.47%
Expected volatility	56%	49%	51%	45%	47%	43%
Dividend rate	—%	—%	—%	—%	—%	—%

11.	NET LOSS PER SHARE OF COMMON STOCK

Basic net loss per share is calculated by dividing net loss by the weighted-average number of common shares outstanding during the period, less restricted common stock and common stock issued that is subject to repurchase, and excludes any dilutive effects of share based awards. Diluted net loss per share of common stock is computed giving effect to all potential dilutive common shares, including common stock issuable upon exercise of stock options, and unvested restricted common stock. As the Company had net losses for the years ended April 30, 2012 and 2013, the eight months ended December 31, 2012 (unaudited) and 2013, and the six months ended June 30, 2013 and 2014 (unaudited), all potential common shares were determined to be anti-dilutive.

The following table sets forth the computation of basic and diluted net loss per share (in thousands, except share and per share amounts):

	Year Ended April 30,		Eight Months Ended December 31,		Six Months Ended June 30,
	2012	2013	2012	2013	2013	2014
			(unaudited)		(unaudited)
Net loss	$(11,521)	$(36,638)	$(19,711)	$(46,213)	$(32,983)	$(47,230)

Weighted-average shares used in computing net loss per share of common stock	310,105	2,419,502	2,323,761	5,083,600	2,676,191	8,024,896

Net loss per share, basic and diluted	$(37.15)	$(15.14)	$(8.48)	$(9.09)	$(12.32)	$(5.89)

HORTONWORKS, INC.

Notes to Consolidated Financial Statements

The following outstanding shares of common stock equivalents were excluded from the computation of diluted net loss per share of common stock for the periods presented because including them would have been anti-dilutive:

	April 30,		December 31,		June 30,
	2012	2013	2012	2013	2013	2014
			(unaudited)		(unaudited)
Convertible preferred stock (on an as if converted basis)	24,882,808	24,882,808	24,882,808	31,590,975	24,882,808	39,796,377
Exercise and conversion of convertible preferred stock warrants	6,500,000	6,500,000	6,500,000	6,500,000	6,500,000	6,500,000
Exercise and conversion of common stock warrants	—	—	—	—	—	911,709
Restricted common stock issued outside of the 2011 Stock Option and Grant Plan, net of repurchases	16,569,444	16,569,444	16,569,444	11,069,444	16,569,444	11,069,444
Common stock subject to repurchase	337,188	508,613	359,066	1,187,271	458,338	624,913
Stock options to purchase common stock	8,067,206	16,039,014	15,187,894	20,419,557	10,699,521	17,725,341

Total	56,356,646	64,499,879	63,499,212	70,767,247	59,110,111	76,627,784

12.	PRO FORMA NET LOSS PER SHARE OF COMMON STOCK (UNAUDITED)

In contemplation of the Company’s initial public offering, the Company has presented unaudited pro forma basic and diluted net loss per share of common stock, which has been calculated assuming the conversion of all series of the Company’s convertible preferred stock (using the as-if converted method) into shares of common stock as though the conversion had occurred as of the beginning of the period or the original date of issuance, if later.

HORTONWORKS, INC.

Notes to Consolidated Financial Statements

The following table sets forth the computation of the Company’s unaudited pro forma basic and diluted net loss per share of common stock for the year ended April 30, 2013, the eight months ended December 31, 2013 and for the six months ended June 30, 2014 (in thousands, except share and per share amounts):

	Year Ended April 30, 2013	Eight Months Ended December 31, 2013	Six Months Ended June 30, 2014
	(unaudited)	(unaudited)	(unaudited)
Net loss	$(36,638)	$(46,213)	$(47,230)

Weighted-average shares of common stock used in computing net loss per share of common stock, basic and diluted	2,419,502	5,083,600	8,024,896
Pro forma adjustment to reflect assumed conversion of convertible preferred stock	24,882,808	30,194,581	36,079,012

Weighted-average shares of common stock used in computing pro forma net loss per share of common stock, basic and diluted	27,302,310	35,278,181	44,103,908

Pro forma net loss per share of common stock, basic and diluted	$(1.34)	$(1.31)	$(1.07)

13.	INCOME TAXES

The components of the provision for income taxes for the twelve months ended April 30, 2012 and 2013 and the eight months ended December 31, 2012 and 2013, are as follows (in thousands):

	Twelve Months Ended April 30,		Eight Months Ended December 31,
	2012	2013	2012 (unaudited)	2013
Current:
Federal	$—	$—	$—	$—
State	1	6	4	6
Foreign	—	5	4	39

Total current tax expense	1	11	8	45
Total deferred tax benefit	—	—	—	—

Total tax expense	$1	$11	$8	$45

The components of loss before income taxes by U.S. and foreign jurisdictions are as follows:

	Twelve Months Ended April 30,		Eight Months Ended December 31,
	2012	2013	2012 (unaudited)	2013
United States	$11,491	$29,806	$16,007	$35,539
Foreign	29	6,821	3,696	10,627

Total loss before income taxes	$11,520	$36,627	$19,703	$46,168

HORTONWORKS, INC.

Notes to Consolidated Financial Statements

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows (in thousands):

	April 30, 2012	April 30, 2013	December 31, 2013

Deferred tax assets:
Net operating loss carryforwards	$713	$8,876	$18,435
Research and development credit	257	908	1,615
Accrued legal settlement	—	—	1,807
Depreciation and amortization	70	74	130
Accruals and reserves	260	488	869
Deferred revenue	—	3,015	3,677
Other	25	92	195

Gross deferred tax assets	1,325	13,453	26,728
Valuation allowance	(1,325)	(13,453)	(26,728)

Net deferred tax assets	$—	$—	$—

The following is a reconciliation of the statutory federal income tax rate to the Company’s effective tax rate:

	Twelve Months Ended April 30,		Eight Months Ended December 31,
	2012	2013	2012 (unaudited)	2013
Tax at federal statutory rate	34.00%	34.00%	34.00%	34.00%
State taxes, net of federal benefit	5.33	5.68	5.59	1.79
Permanent differences & other items not individually material	(1.44)	(1.86)	(1.07)	(0.72)
Credits	2.23	1.72	2.14	1.46
Intellectual property structure charge	(28.75)	—	—	—
Foreign tax differential	—	(6.53)	(6.35)	(7.75)
Change in valuation	(11.38)	(33.04)	(34.35)	(28.88)

Provision for income taxes	(0.01)%	(0.03)%	(0.04)%	(0.10)%

A valuation allowance is provided when it is more likely than not that the deferred tax assets will not be realized. The Company has established a valuation allowance to offset net deferred tax assets at December 31, 2013 due to the uncertainty of realizing future tax benefits from its net operating loss carryforwards and other deferred tax assets. The net valuation allowance increased by approximately $13.3 million during the eight months ended December 31, 2013. As of December 31, 2013, the Company had net operating loss (NOL) carryforwards for federal and state tax purposes of approximately $46.3 million and $47.9 million, respectively. The NOL carryforwards will expire at various dates beginning in 2031 (federal) and 2022 (state), unless previously utilized. The Company also has federal and state research and development tax credit carryforwards of approximately $1.3 million and $1.3 million, respectively. The federal tax credits will expire at various dates beginning in 2031, unless previously utilized. The state tax credits do not expire and will carry forward indefinitely until utilized. The Company recognized an income tax benefit of $1.3 million during the six months ended June 30, 2014 related to the release of the valuation allowance as a result of the deferred tax liability recognized in the acquisition of XA Secure. Refer to Note 4 for further discussion.

HORTONWORKS, INC.

Notes to Consolidated Financial Statements

Current laws impose substantial restrictions on the utilization of net operating loss and credit carryforwards in the event of an “ownership change” within a three year period as defined by the Internal Revenue Code Section 382. If there should be an ownership change, the Company’s ability to utilize its carryforwards could be limited.

The Company has not recorded a provision for deferred U.S. tax expense that could result from the remittance of foreign undistributed earnings since the Company intends to reinvest the earnings of these foreign subsidiaries indefinitely. Determination of the amount of unrecognized deferred tax liability related to these earnings is not practicable.

The Company adopted authoritative guidance on accounting for uncertainty in income taxes in fiscal year end 2011. In accordance with these provisions, the Company records unrecognized tax benefits, where appropriate, for all uncertain income tax positions. The Company recorded unrecognized tax benefits for uncertain tax positions of approximately $0.4 million as of April 30, 2013 and $0.6 million as of December 31, 2013, of which none would impact the effective tax rate, if recognized, because the benefit would be offset by an increase in the valuation allowance.

The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. During the eight months ended December 31, 2013, the Company recognized no interest and penalties associated with unrecognized tax benefits. There are no tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date.

The Company files income tax returns in the U.S. federal jurisdiction, various state jurisdictions and foreign jurisdictions. The Company’s tax years for fiscal year end 2011 and forward are subject to examination by the U.S. tax authorities and various state tax authorities, and the Company’s tax years for fiscal year end 2013 and forward are subject to examination by various foreign tax authorities.

A reconciliation of the Company’s unrecognized tax benefits is as follows (in thousands):

Unrecognized tax benefit
Balance as of May 1, 2011	$—
Increases related to current year’s tax positions	112

Balance as of April 30, 2012	$112
Increases related to current year’s tax positions	254

Balance as of April 30, 2013	366

Increases related to prior years’ tax positions	6
Increases related to current year’s tax positions	276

Balance as of December 31, 2013	$648

14.	SEGMENT AND GEOGRAPHICAL INFORMATION

The Company’s chief operating decision maker reviews financial information on an aggregated and consolidated basis for the purposes of allocating resources and evaluating financial performance. The Company’s chief operating decision maker has direct reports who are responsible for various functions within the Company (e.g. business strategy, finance, legal, business development, products,

HORTONWORKS, INC.

Notes to Consolidated Financial Statements

etc.) on a consolidated basis. There are no segment managers who are held accountable for operations or operating results. The Company’s growth strategy is predicated upon the growth of the support subscription business, and the Company’s key business metrics reflect this strategy. Professional services are offered with the overall goal of securing and retaining support subscription customers and growing support subscription revenue. Accordingly, management has determined that the Company operates in one reportable segment.

The Company has international sale offices in the Netherlands, United Kingdom, Germany, South Korea and India. The following presents revenue by country, determined by location of sales office (in thousands):

	Year Ended April 30,		Eight Months Ended December 31,		Six Months Ended June 30,
	2012	2013	2012	2013	2013	2014
			(unaudited)		(unaudited)
United States	$1,646	$10,998	$4,778	$17,517	$9,753	$19,506
Rest of world	—	—	—	348	25	1,118

Total Revenue	$1,646	$10,998	$4,778	$17,865	$9,778	$20,624

The Company’s long-lived assets are primarily located in the United States and not allocated to any specific region. Therefore, geographic information is presented only for total revenue.

15.	401(K) PLAN

The Company has a qualified defined contribution plan under Section 401(k) of the Internal Revenue Code covering eligible employees. To date, the Company has not made any matching contributions to this plan.

16.	RELATED PARTY TRANSACTIONS

In June 2011, the Company entered into a two-year commercial agreement with Yahoo! (Yahoo! is listed as Customer B in Note 2) that requires the Company to provide support subscription, and the Company issued a preferred stock warrant to Yahoo!. The initial total contract value was $2.0 million and is being paid in quarterly installments of $250,000. In June 2013, the commercial agreement was amended to automatically renew for an additional year on an annual basis, unless otherwise terminated by either party 60 days prior to the end of the then-current renewal period. Refer to Note 7 for further discussion of the preferred stock warrant.

In February 2012, the Company entered into a development, distribution and marketing agreement with Teradata. Under this and subsequent arrangements, the Company is providing support subscription and professional services to Teradata and certain of its end users. In April 2012, the Company received a nonrefundable prepayment of $9.5 million from Teradata as consideration for the support subscription offerings and professional services expected to be performed by the Company over the three-year term of this agreement.

In September 2013, the Company entered into a common stock purchase agreement with an affiliate of AT&T covering the sale and issuance of 780,539 shares of the Company’s stock for a nominal amount of consideration (AT&T is listed as Customer E in Note 2). The initial grant included

HORTONWORKS, INC.

Notes to Consolidated Financial Statements

restricted shares that were subject to repurchase rights by the Company. 50% of the shares vest on an equal and ratable basis over an 18-month period beginning on October 1, 2013 and the remaining 50% of shares vest in their entirety on March 31, 2015. Concurrently, the Company also entered into a commercial agreement with AT&T to provide specified support subscription and professional services over a 3-year term with a minimum annual fee of $6.0 million. Due to the lack of VSOE, this fee is being recognized ratably over the three year term. The fair value of approximately $382,000 related to the common shares where the repurchase right expired as of December 31, 2013 was recognized as contra-revenue. In January 2014, the Company entered into an amended stock purchase agreement with an affiliate of AT&T in which the Company relinquished its repurchase rights, at which point the fair value of the remaining shares was recognized as a reduction in revenue. The contra-revenue amount of $2.0 million (unaudited) was determined based on the fair value of the common stock on the date of modification of the stock purchase agreement.

The following table summarizes the Company’s related party transactions. See Note 7 for information regarding the terms of convertible preferred stock and common stock, and Note 8 for information regarding the terms of preferred stock warrant (in thousands, except for share amounts):

	As of and for the Twelve Months ended April 30,
	2012			2013
	Yahoo!	Teradata	AT&T	Yahoo!	Teradata	AT&T
Shares/warrants owed by related party:
Series A preferred stock	6,271,312	—	—	6,271,312	—	—
Preferred stock warrants	6,500,000	—	—	6,500,000	—	—
Series B preferred stock	—	1,111,111	—	—	1,111,111	—
Common stock	—	1,754,386	—	—	1,754,386	—

Amounts attributable to related party:
Recognized revenue	$833	$—	$—	$1,049	$400	669
Deferred revenue	167	9,545	—	167	9,100	111
Accounts receivable	—	45	—	250	90	641

	As of and for the Eight Months ended December 31,
	2012 (unaudited)			2013
	Yahoo!	Teradata	AT&T	Yahoo!	Teradata	AT&T
Shares/warrants owed by related party:
Series A preferred stock	6,271,312	—	—	6,271,312	—	—
Preferred stock warrants	6,500,000	—	—	6,500,000	—	—
Series B preferred stock	—	1,111,111	—	—	1,111,111	—
Series C preferred stock	—	—	—	567,061	2,683,267	—
Common stock	—	1,754,386	—	—	1,754,386	65,044

Amounts attributable to related party:
Gross revenue recognized	$715	$3	—	$667	$682	1,988
Contra-revenue recognized	—	—	—	—	—	(382)
Deferred revenue	—	9,492	—	—	8,540	283
Accounts receivable	49	—	—	—	116	1,532

HORTONWORKS, INC.

Notes to Consolidated Financial Statements

	As of and for the Six Months ended June 30,
	2013 (unaudited)			2014 (unaudited)
	Yahoo!	Teradata	AT&T	Yahoo!	Teradata	AT&T
Shares/warrants owed by related party:
Series A preferred stock	6,271,312	—	—	6,271,312	—	—
Preferred stock warrants	6,500,000	—	—	6,500,000	—	—
Series B preferred stock	—	1,111,111	—	—	1,111,111	—
Series C preferred stock	—	2,683,267	—	567,061	2,683,267	—
Series D preferred stock	—	—	—	853,240	242,722	—
Common stock	—	1,754,386	—	—	1,754,386	780,359
Common stock warrant	—	—	—	911,709	—	—

Amounts attributable to related party:
Gross revenue recognized	$500	$560	$890	$500	$962	$3,105
Contra-revenue recognized	—	—	—	—	—	(2,040)
Deferred revenue	—	8,939	225	—	7,560	231
Accounts receivable	—	42	514	—	—	1,537

17.	SUBSEQUENT EVENTS (unaudited)

In connection with the Company’s initial publication of the December 31, 2013 financial statements, the Company evaluated subsequent events for financial statement recognition purposes through June 26, 2014. For the six months ended June 30, 2014, the Company evaluated subsequent events through September 5, 2014, the date on which these interim financial statements were available to be issued.

Series D Preferred Stock Issuance

On July 23, 2014, the Company sold an aggregate of 4,102,698 shares of Series D Preferred Stock to Hewlett-Packard Company at a purchase price of $12.1871 per share for an aggregate purchase price of $50.0 million.

Contribution of Developed Technology to the Apache Software Foundation (ASF)

On August 13, 2014, the Company contributed the developed technology acquired in the XA Secure acquisition to the ASF. Upon contribution, the Company will recognize an expense equal to the carrying value of the developed technology within operating expenses. See Note 4 for further information regarding the acquisition of XA Secure and the contribution of the developed technology.

Hortonworks (registered trademark)

Enable a Modern Data Architecture

           Shares

Hortonworks, Inc.

Common Stock

Goldman, Sachs & Co.

Through and including                     , 2014 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth all expenses to be paid by us, other than underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee, and the listing fee.

SEC registration fee		*
FINRA filing fee		*
Listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Custodian transfer agent and registrar fees		*
Blue Sky fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be completed by amendment.

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors, and other corporate agents.

Prior to the completion of this offering, we expect to adopt an amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, prior to the completion of this offering, we expect to adopt amended and restated bylaws which will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws are expected to provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.

Further, prior to the completion of this offering, we expect to enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements will require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements will also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit, or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended restated bylaws, and in indemnification agreements that we enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be harmed to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act and otherwise.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES.

Since April 15, 2011, the date of our incorporation, we made sales of the following unregistered securities:

•	We granted to our directors, officers, employees, consultants and other service providers options to purchase an aggregate of 39,430,365 shares of our common stock under our 2011 Stock Option and Grant Plan at exercise prices ranging from $0.09 to $7.11 per share.

•	We issued an aggregate of 5,795,537 shares of our common stock to our directors, officers, employees, consultants and other service providers pursuant to restricted stock agreements under our 2011 Stock Option and Grant Plan.

•	In June 2011, we sold an aggregate of 17,000,000 shares of our common stock at a purchase price of $0.09 per share to certain of our employees for an aggregate purchase price of approximately $1.5 million.

•	In July 2011, we sold an aggregate of 18,030,024 shares of our Series A preferred stock at a purchase price of $1.27565 per share for an aggregate purchase price of approximately $23 million to accredited investors.

•	In July 2011, we issued a warrant to purchase 6,500,000 shares of our Series A preferred stock at an exercise price of $0.005 per share in connection with the sale of our Series A preferred stock to an accredited investor.

•	In October and December 2011, we sold an aggregate of 5,611,111 shares of our Series B preferred stock at a purchase price of $4.50 per share for an aggregate purchase price of approximately $25.0 million to accredited investors.

•	In December 2011, we sold an aggregate of 1,000,000 shares of our common stock at a purchase price of $0.27 per share for an aggregate purchase price of approximately $270,000 to an employee.

•	In April 2012, we sold an aggregate of 1,241,673 shares of our Series B preferred stock at a purchase price of $4.50 per share and 1,754,386 shares of our common stock at a purchase price of $0.285 per share for an aggregate purchase price of approximately $6.1 million to accredited investors.

•	In June and July 2013, we sold an aggregate of 6,708,167 shares of our Series C preferred stock at a purchase price of $7.4536 per share for an aggregate purchase price of approximately $50 million to accredited investors.

•	In September 2013, we sold an aggregate of 780,539 shares of our common stock at a purchase price of $0.0001 per share for an aggregate purchase price of $78.06 to an accredited investor.

•	In March 2014, we sold an aggregate of 8,205,402 shares of our Series D preferred stock at a purchase price of $12.1871 per share for an aggregate purchase price of approximately $100 million to accredited investors.

•	In May 2014, we issued an aggregate of 530,028 shares of our common stock in exchange for all the issued and outstanding shares of XA Secure.

•	In June 2014, we issued a warrant to purchase 952,736 shares of our common stock, subject to further adjustment in the event that we sell any additional shares of Series D preferred stock or warrants to purchase Series D preferred stock prior to the completion of a public offering or other liquidation event, at an exercise price of $4.23 per share to an accredited investor.

•	In July 2014, we sold and issued an aggregate of 4,102,698 shares of our Series D preferred stock at a purchase price of $12.1871 per share for an aggregate purchase price of approximately $50 million to an accredited investor.

We believe these transactions were exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act, Regulation D, or Regulation S promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about Hortonworks.

ITEM 16.	EXHIBITS AND CONSOLIDATED FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits.

See the Exhibit Index on the page immediately following the signature page for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b) Consolidated financial statement Schedules.

All schedules are omitted because the required information is either not present, not present in material amounts or is presented within the consolidated financial statements included in the prospectus that is part of this registration statement.

ITEM 17.	UNDERTAKINGS.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Act, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palo Alto, State of California, on                     , 2014.

HORTONWORKS, INC.

By:
Robert Bearden
Chief Executive Officer, and Director

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert Bearden and Scott Davidson, jointly and severally, as such person’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for such person and in such person’s name, place and stead, in any and all capacities, to sign the Registration Statement on Form S-1 of Hortonworks, Inc., and any or all amendments (including post-effective amendments) thereto and any new registration statement with respect to the offering contemplated thereby filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises hereby ratifying and confirming all that said attorneys-in-fact and agent, or any of them or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

Robert Bearden	Chief Executive Officer and Director (Principal Executive Officer)	, 2014

Scott Davidson	Chief Financial Officer (Principal Accounting and Financial Officer)	, 2014

Paul Cormier	Director	, 2014

Peter Fenton	Director	, 2014

Martin Fink	Director	, 2014

Kevin Klausmeyer	Director	, 2014

Jay Rossiter	Director	, 2014

Michelangelo Volpi	Director	, 2014

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.1**	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect.

3.2	Form of Amended and Restated Certificate of Incorporation of the Registrant to be in effect immediately prior to the completion of this offering.

3.3**	Bylaws of the Registrant, as currently in effect.

3.4	Form of Amended and Restated Bylaws of the Registrant to be adopted immediately prior to the completion of this offering.

4.1*	Form of common stock certificate of the Registrant.

4.2**	Amended and Restated Investors’ Rights Agreement by and among the Registrant and certain of its stockholders, dated July 23, 2014.

4.3**	Warrant to Purchase Shares of Series A Preferred Stock issued to Yahoo! Inc. by the Registrant, dated July 1, 2011.

4.4**	Warrant to Purchase Shares of Common Stock issued to Yahoo! Inc. by the Registrant, dated June 9, 2014.

4.5**	Allocation Agreement between the Registrant and Passport Capital, LLC, dated March 24, 2014.

5.1*	Opinion of Goodwin Procter LLP.

10.1	Form of Indemnity Agreement between the Registrant and each of its directors and executive officers.

10.2#**	2011 Stock Option and Grant Plan, as amended, and forms of agreements thereunder.

10.3#	2014 Stock Option and Incentive Plan and related form agreements.

10.4#*	Form of Employment Agreement with Executive Officers.

10.5**	Lease between SI 44 LLC and the Registrant, dated September 18, 2012.

10.6**	Stadium Techcenter Lease between The Landing SC, LLC, as Landlord, and the Registrant, as Tenant, dated May 19, 2014.

10.7†**	Commercial Agreement, as amended, between the Registrant and Yahoo! Inc., dated June 21, 2011.

10.8**	Restricted Stock Purchase Agreement by and between the Registrant and Robert Bearden, dated June 30, 2011.

10.9**	Restricted Stock Purchase Agreement by and between the Registrant and Shaun Connolly, dated December 27, 2011.

10.10#	2014 Employee Stock Purchase Plan.

10.11#	Executive Cash Incentive Bonus Plan

10.12#	Non-Employee Director Compensation Policy

21.1**	List of Subsidiaries.

23.1*	Consent of Deloitte & Touche, LLP independent registered public accounting firm.

23.2*	Consent of Goodwin Procter LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (see page II-5 of this Registration Statement on Form S-1).

*	To be filed by amendment.
**	Previously filed.
#	Indicates management contract or compensatory plan, contract or agreement.
†	Confidential treatment requested as to certain portions of this exhibit, which portions have been omitted and submitted separately to the Securities and Exchange Commission.